As filed with the Securities and Exchange Commission on September 25, 2006.

Registration No. 333-133526

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

EHEALTH, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6411	77-0470789
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

440 East Middlefield Road

Mountain View, California 94043

(650) 584-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary L. Lauer

Chief Executive Officer

440 East Middlefield Road

Mountain View, California 94043

(650) 584-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq.	Bruce A. Telkamp, Esq.	Patrick J. Schultheis, Esq.
Bennett L. Yee, Esq.	Scott Giesler, Esq.	Caine T. Moss, Esq.
Gunderson Dettmer Stough	eHealth, Inc.	Wilson Sonsini Goodrich & Rosati
Villeneuve Franklin & Hachigian, LLP	440 East Middlefield Road	Professional Corporation
155 Constitution Drive	Mountain View, California 94043	650 Page Mill Road
Menlo Park, California 94025	(650) 584-2700	Palo Alto, California 94304
(650) 321-2400		(650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2006

PRELIMINARY PROSPECTUS

5,000,000 Shares

Common Stock

eHealth, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “EHTH”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price
Underwriting discount
Proceeds, before expenses, to us

We have granted the underwriters an option to purchase up to 750,000 additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                  , 2006.

Morgan Stanley	Merrill Lynch & Co.

Thomas Weisel Partners LLC	JMP Securities

The date of this prospectus is                  , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Until                  , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

eHealth

We are the leading online source of health insurance for individuals, families and small businesses. We are licensed to market and sell health insurance in all 50 states and the District of Columbia. We have invested significant time and resources in building a scalable, proprietary ecommerce platform, and we have developed partnerships with over 150 health insurance carriers, enabling us to offer more than 5,000 health insurance products online. We are currently unaware of any other company that has the technology leadership, the number of health insurance carrier relationships and the breadth of health insurance products that we possess in the individual, family and small business health insurance market. Our ecommerce platform can be accessed directly through our website addresses (www.ehealth.com and www.ehealthinsurance.com) as well as through our broad network of marketing partners. We organize and present voluminous and complex health insurance information in a user-friendly format and enable consumers to choose from a wide variety of health insurance products. Our platform enables individuals, families and small businesses to research, analyze, compare and purchase health insurance products that best meet their needs. Our technology also enables us to communicate electronically with our insurance carrier partners and process consumers’ health insurance applications online. As a result, we simplify and streamline the complex and traditionally paper-intensive health insurance sales and purchasing process. We estimate that as of June 30, 2006, we had more than 325,000 members. We define a member as an individual currently covered by an insurance product for which we are entitled to receive compensation.

Market Opportunity

The private health insurance market is large and growing, consisting of three primary segments: large employers, small businesses and the individual and family market. Aggregate private health insurance premiums in the United States across these segments were estimated to be $658 billion in 2004, and have increased consistently over time, largely unaffected by economic cycles. We currently address the individual, family and small business segments of the private health insurance market. The large size of these markets, combined with the growing number of self-employed individuals and small businesses, the large and increasing number of uninsured, and declining health benefits offered by employers, create a significant opportunity to provide health insurance to individuals, families and small businesses.

The process of selling and purchasing individual, family and small business health insurance is highly localized and has not changed significantly in over 50 years. The purchase and sale of health insurance has historically been complex, time-consuming and paper-intensive. Extensive state government regulation has also made the traditional distribution of health insurance on a national basis difficult.

For the individual, family and small business health insurance markets, the Internet’s convenient, information-rich and interactive nature offers both the opportunity to provide consumers with more organized information and a broader choice of products than are typically available from traditional health insurance distribution channels. The Internet also offers a means of providing up-to-date health insurance information and products 24 hours a day, seven days a week, and reduces the cost and time associated with marketing, selling, underwriting and administering health insurance products. We believe that individuals, families and small businesses will rapidly adopt a new health insurance distribution medium that harnesses the power of the Internet to address the weaknesses in the current distribution channels.

Our Solution and Our Ecommerce Platform

Our ecommerce platform organizes and presents voluminous and complex health insurance information in an unbiased and objective format and empowers individuals, families and small businesses to research, analyze, compare and purchase a wide variety of health insurance products.

Key elements of our platform include:

•	Online Rate Quoting and Comprehensive Plan Information. Our ecommerce platform instantly provides consumers online rate quotes and comprehensive plan benefit information from a large number of health insurance carriers.

•	Plan Comparison and Recommendations. Our ecommerce platform enables consumers to compare and contrast health insurance plans in a side-by-side format based on plan characteristics such as price, plan type, deductible amount, co-payment amount and in-network and out-of-network benefits.

•	Online Application and Enrollment Forms. Our online application process offers consumers significant improvements over the traditional, paper-intensive application process. It employs dynamic business logic to help consumers complete application and enrollment forms correctly in real-time.

•	Electronic Processing Interchange. Our Electronic Processing Interchange (EPI) technology integrates our online application process with health insurance carriers’ technology systems, enabling us to electronically deliver consumers’ applications to health insurance carriers. This expedites the application and carrier underwriting process by eliminating manual delivery and reducing the need for data entry and human review.

•	Customer Care Center. At any step of the application process, consumers can obtain help from one of our licensed sales and customer service representatives through email, web-based chat or our toll-free telephone number.

We believe that our ecommerce platform provides our health insurance carrier partners access to new and profitable business. For example, more than 40% of our members were uninsured prior to obtaining health insurance through us, according to an October 2005 survey of our members. We are a leading sales originator for many of the nation’s leading carriers, including Aetna, Humana, Kaiser Permanente, PacifiCare, Unicare, UnitedHealthcare and a number of leading BlueCross BlueShield carriers. We also enable carriers to reduce their processing costs, expand into new markets and gather and utilize relevant market data.

Our financial model is characterized by recurring revenue, an average member life that exceeds two years and health insurance pricing that is set by each carrier and approved by state regulators. We generate revenue primarily from commissions we receive from health insurance carriers whose policies are purchased through us by individuals, families and small businesses. We typically receive commission payments on a monthly basis for as long as a policy remains active. As a result, much of our revenue for a given financial reporting period relates to policies that we sold prior to the beginning of the period and is recurring in nature. Because health insurance pricing is set by the carrier and approved by state regulators, health insurance pricing is fixed. We, therefore, are not generally subject to negotiation or discounting of prices by health insurance carriers or our competitors.

Our Strategy

Our objective is to continue to strengthen our position as the leading online distribution platform for health insurance sold to individuals, families and small businesses. Key elements of our strategy are to:

•	Increase Our Brand Awareness. We intend to increase our direct website traffic by strengthening our brand awareness through a variety of marketing and public relations efforts that highlight us as a leading source of objective health insurance information and affordable health insurance plans for individuals, families and small businesses.

•	Offer the Best Consumer Experience. We intend to further develop an online experience that empowers consumers with the knowledge, choice and services they need to select and purchase health insurance plans that best meet their needs. We also intend to continue to offer a wide selection of health insurance products, including tax-advantaged products such as Health Savings Account-eligible health plans that make health insurance more affordable and accessible for consumers.

•	Extend Our Technology Leadership. We plan to continue to enhance our platform and its key capabilities to increase functionality, reliability, scalability and performance. In addition, we intend to continue to explore new ways to leverage and enhance our technology, including by licensing our technology to carriers, enabling them to market and sell their products online, by introducing new products and services, and by entering into new markets.

•	Broaden Our Carrier Network. We intend to continue to add new health insurance carriers to our ecommerce platform, expand our existing carrier relationships and work closely with our carrier partners to help them more efficiently utilize our ecommerce platform to access previously underserved markets.

•	Expand Our Network of Marketing Partners and Other Member Acquisition Programs. We plan to continue to develop and expand our marketing relationships with banking, insurance, mortgage, and other services and association partners.

•	Continue Our Public Policy and Legislative Assistance and Support. We plan to continue to serve as a resource regarding the health insurance market to legislative and public policy organizations, without regard to political affiliation, as well as serve as an advocate for affordable and accessible health insurance.

•	Pursue International Expansion Opportunities. We believe that the benefits of our ecommerce platform can be extended to international markets, and we may pursue opportunities to expand our business outside of the United States.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We have a history of net losses and have only achieved net profitability for the quarters ended June 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. We incurred net losses of $3.3 million for the year ended December 31, 2004 and $0.4 million for the year ended December 31, 2005. As of June 30, 2006, our accumulated deficit was $77.4 million. In addition to the risk that we may be unable to achieve or maintain profitability on an annual basis, risks and uncertainties we face include our dependence upon widespread consumer and health insurance carrier acceptance of the Internet and our ecommerce platform as a marketplace for the purchase and sale of health insurance, our ability to increase our membership base and expand our relationships with health insurance carriers and marketing partners, the effectiveness of our marketing and public relations efforts in promoting our brand, our reliance upon the performance, reliability and availability of our ecommerce platform and underlying network infrastructure, our ability to compete effectively, our exposure to online commerce security risks and changes in and our compliance with Internet-related laws and the strict regulatory environment applicable to the health insurance industry and the specific products we sell and information we distribute. In order to achieve our strategic objectives, we must continue to offer a broad variety of health insurance products in an understandable and objective manner, continue to invest in and improve the technology underlying our ecommerce platform, invest in and enhance our brand awareness and grow our member base through additional member acquisition programs.

Corporate Information

Our principal executive offices are located at 440 East Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 584-2700. Our website addresses are www.ehealth.com and www.ehealthinsurance.com. The information on or that can be accessed through our website is not part of this prospectus.

Except where the context requires otherwise, “eHealth,” “we,” “us” and “our” refer to eHealth, Inc. and its wholly-owned subsidiaries on a consolidated basis. eHealth, Inc. is a holding company and our business is primarily conducted through our subsidiary, eHealthInsurance Services, Inc. eHealth and eHealthInsurance.com are registered trademarks of eHealth in the United States. This prospectus also includes other registered and unregistered trademarks of eHealth and other persons.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	20,948,545 shares

Use of proceeds	We intend to use the net proceeds of this offering for working capital and for other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“EHTH”

The number of shares of common stock to be outstanding after this offering is based on 15,948,545 shares of common stock outstanding as of June 30, 2006. The number of shares of common stock to be outstanding after this offering does not include:

•	5,323,252 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006 with a weighted average exercise price of $3.33 per share;

•	2,000,000 shares of common stock to be initially reserved for issuance under our 2006 Equity Incentive Plan; and

•	an additional 207,782 shares of common stock and 509,396 shares of Class A nonvoting common stock reserved as of June 30, 2006 for issuance under our other equity compensation plans, which will not be available for issuance after this offering. See “Management—Equity Benefit Plans” and Note 7 of the notes to our consolidated financial statements.

Except as otherwise indicated, the information in this prospectus gives effect to a 1-for-2 reverse stock split effected in September 2006 and assumes:

•	the conversion of all our outstanding preferred stock and Class A nonvoting common stock as of June 30, 2006 into 10,992,099 shares of common stock upon the closing of this offering; and

•	no exercise by the underwriters of their right to purchase 750,000 shares of common stock to cover over-allotments.

Each share of our Class A nonvoting common stock is convertible into one eighth (0.125) of a share of our common stock as of the effective date of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations and balance sheet data below should be read together with our consolidated financial statements and the related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands)
Revenue:
Commission	$9,166	$16,500	$21,868	$29,783	$41,237	$19,040	$26,556
License and other	121	80	368	432	515	161	676

Total revenue	9,287	16,580	22,236	30,215	41,752	19,201	27,232
Operating costs and expenses:
Cost of revenue-sharing	103	542	600	447	614	278	483
Marketing and advertising (1)	10,384	7,472	7,002	12,732	17,786	8,011	10,006
Customer care and enrollment (1)	6,905	5,906	6,185	7,577	8,822	4,172	5,304
Technology and content (1)	7,293	6,668	6,595	7,461	8,054	3,825	4,653
General and administrative (1)	5,791	5,644	5,123	5,385	7,108	3,217	4,232

Total operating costs and expenses	30,476	26,232	25,505	33,602	42,384	19,503	24,678

Income (loss) from operations	(21,189)	(9,652)	(3,269)	(3,387)	(632)	(302)	2,554
Other income, net	1,422	6	74	60	239	93	212

Income (loss) before provision for income taxes	(19,767)	(9,646)	(3,195)	(3,327)	(393)	(209)	2,766
Provision for income taxes	—	—	—	—	21	—	72

Net income (loss)	$(19,767)	$(9,646)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

_________
(1) Includes stock-based compensation as follows:

Marketing and advertising	$—	$—	$49	$59	$97	$93	$11
Customer care and enrollment	—	—	25	7	6	4	13
Technology and content	—	—	9	14	62	26	89
General and administrative	269	68	9	19	26	10	39

Total	$269	$68	$92	$99	$191	$133	$152

The consolidated balance sheet data in the table below present a summary of our consolidated balance sheet data as of June 30, 2006:

•	on an actual basis; and

•	on a pro forma basis, giving effect to the conversion of all of our outstanding shares of preferred stock and Class A nonvoting common stock as of June 30, 2006 into an aggregate of 10,992,099 shares of common stock upon the closing of this offering, and to our receipt of the net proceeds from our sale of 5,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share after deducting estimated underwriting discounts and commissions and estimated remaining offering expenses payable by us.

	As of June 30, 2006
	Actual	Pro Forma (1)
	(unaudited)
	(in thousands)
Cash and cash equivalents	$11,693	$61,161
Working capital	5,388	55,596
Total assets	19,400	65,735
Other non-current liabilities	201	201
Convertible preferred stock	86,319	—
Accumulated deficit	(77,438)	(77,438)
Total stockholders’ equity (deficit)	(74,952)	58,442

(1)	Reflects approximately $51.1 million of gross proceeds to be received upon the closing of this offering, after deducting estimated underwriting discounts and commissions, $740,000 of deferred costs relating to our initial public offering which were unpaid as of June 30, 2006 and $867,000 of estimated future costs relating to our initial public offering. Also reflects the reclassification of $3.1 million of deferred initial public offering costs that had been incurred as of June 30, 2006 against additional paid-in capital upon the closing of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our future operating results are likely to fluctuate and could fall short of expectations

Our operating results are likely to fluctuate as a result of a variety of factors, including the factors described elsewhere in this “Risk Factors” section, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our business model is characterized primarily by recurring revenue based on commissions we receive from insurance carriers whose policies are purchased by our members. Although our services are complete upon the approval of a member’s application, we receive commissions and record related revenue, typically on a monthly basis, until the health insurance policy is cancelled or we otherwise do not remain the agent on the policy. A significant component of our marketing and advertising expenses consists of payments owed to our marketing partners in connection with referrals of potential members in the period during which an application is submitted by the potential member. As a result of this timing difference between expense and associated revenue recognition, our operating results and cash flows may be adversely affected in periods where we experience a significant increase in new applicants. In addition, if we incur other unanticipated or one-time expenses in a particular quarter or if we lose a significant amount of our member base for any reason, we would likely be unable to offset these expenses by increasing sales within that quarter or to replace lost revenue in the quarter with revenue from new members. As a result, our quarterly results may suffer due to unanticipated expenses, one-time charges or significant member turnover.

We have a history of losses and our rate of growth may decline

We have a history of net losses and have only achieved net profitability for the quarters ended June 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. We incurred net losses of $3.3 million for the year ended December 31, 2004 and $0.4 million for the year ended December 31, 2005. As of June 30, 2006, our accumulated deficit was $77.4 million. We may in the future make significant expenditures related to the development of our business, including expenditures relating to marketing, website and technology development and hiring of additional personnel. In addition, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Maintaining profitability will require us to generate and sustain substantially increased revenue. Although we have experienced revenue growth in prior periods, this growth may not be sustainable, and we may not achieve sufficient revenue to maintain profitability. Our future revenue growth will depend in large part upon our ability to continue to attract new individuals, families and small businesses to purchase health insurance through our ecommerce platform. To the extent that the rate of growth of our net new members slows, our revenue growth is also likely to slow. In addition, the commission rates that we receive for individuals and families are typically higher in the first twelve months of a policy. As a result, to the extent that the rate of growth of new members slows, our revenue could decline.

If the purchase of health insurance over the Internet does not achieve and maintain widespread consumer and health insurance carrier acceptance, or if consumers or carriers opt for more traditional channels for the purchase and sale of health insurance, our business will be harmed

Our success will depend in large part upon widespread consumer and health insurance carrier acceptance of the Internet as a marketplace for the purchase and sale of health insurance. Consumers and health insurance carriers may choose to depend more on traditional sources, such as individual agents, or alternative sources may develop. Our future growth, if any, will depend in part upon:

•	the growth of the Internet as a commerce medium generally, and as a market for consumer financial products and services specifically;

•	consumers’ willingness to conduct their own health insurance research;

•	our ability to make the process of purchasing health insurance online an attractive alternative to traditional means of purchasing health insurance;

•	our ability to successfully and cost-effectively market our services as superior to traditional sources for health insurance to a sufficiently large number of consumers; and

•	health insurance carriers’ willingness to use us and the Internet as a distribution channel for health insurance products.

If consumers and health insurance carriers do not widely adopt the Internet as a source for the purchase and sale of health insurance, or if they determine that other sources for health insurance and health insurance applications are superior, our business will not grow and our business, operating results and financial condition would be harmed.

Our business may not grow if consumers are not informed about the availability and accessibility of affordable health insurance

Numerous health insurance products are available to consumers in any given market. Most of these products vary by price, benefits and other policy features. Health insurance terminology and provisions are often confusing and difficult to understand. As a result, researching, selecting and purchasing health insurance can be a complex process. We believe that this complexity has contributed to a perception held by many consumers that individual health insurance is prohibitively expensive and difficult to obtain. We attempt to make the health insurance research and application process on our website understandable and user-friendly. We also attempt to use our website to educate consumers about the accessibility and affordability of health insurance. If consumers are not informed about the availability and accessibility of affordable health insurance, our business may not grow and our business, operating results and financial condition would be harmed.

If we are unable to retain our members, our business and operating results would be harmed

We receive revenue from commissions health insurance carriers pay to us for health insurance policies sold through our ecommerce platform. When one of these policies is cancelled, or if we otherwise do not remain the agent on the policy, we no longer receive the related commission revenue. Individuals, families and small businesses may choose to discontinue their health insurance policies for a variety of reasons. For example, individuals and families may replace a health insurance policy purchased through us with a health insurance plan provided by a new or existing employer. In addition, our members may choose to transfer their policies to a different agent if, for example, they are not satisfied with our customer service or the health insurance products that we offer. Health insurance carriers may also terminate health insurance plans offered on our ecommerce platform. If we are not successful in transferring members covered under a terminated plan to another policy that we offer, we will lose these members. Our cost in acquiring a new member is substantially greater than the cost involved in maintaining our relationship with an existing member. If we are not able to successfully retain existing members and limit member turnover to levels we have experienced in the past, our operating margins will be adversely impacted and our business, operating results and financial condition would be harmed.

Our business may be harmed if we lose our relationships with health insurance carriers, become dependent upon a limited number of insurance carriers or fail to develop new carrier relationships

We typically enter into contractual agency relationships with health insurance carriers that are non-exclusive and terminable on short notice by either party for any reason. Carriers may be unwilling to allow us to sell their health insurance products for a variety of reasons, including competitive or regulatory reasons, as a result of a reluctance to distribute their products over the Internet or because they do not want to be associated with our brand. For example, one carrier terminated its relationship with us with respect to the policies it offers in a particular state because the carrier decided to sell those policies through agents that exclusively offered that particular carrier’s products. In the future, an increasing number of carriers may decide to rely on their own internal distribution channels, including traditional in-house agents and carrier websites, to sell their own products and, in turn, could limit or prohibit us from selling their products on our ecommerce platform. Carriers may also choose not to distribute insurance products in the individual, family and small business markets.

We may decide to terminate our relationship with a carrier for a number of reasons, including as a result of a reduction in a carrier’s financial ratings, a carrier determining to pay lower commissions or a carrier demanding a sales process that we believe impairs the value of our service. The termination of our relationship with a carrier could reduce the variety of health insurance products we offer, which could harm our business. We also would lose a source of commissions for future sales, and, in a limited number of cases, future commissions for past sales. Our business could also be harmed if in the future we fail to develop new carrier relationships and are unable to offer consumers a wide variety of health insurance products.

The health insurance industry in the United States has experienced a substantial amount of consolidation over the past several years, resulting in a decrease in the number of health insurance carriers. In the future, we may be forced to offer insurance policies from a reduced number of insurance carriers or to derive a greater portion of our revenue from a more concentrated number of carriers as our business and the health insurance industry evolve. Commission revenue we derived from our agreement with Golden Rule Insurance Company, which is owned by UnitedHealthcare, represented 17% of our total revenue in 2005. Our commission revenue derived from our agreement with Blue Cross of California and Unicare, which are owned by WellPoint, represented 15% of our total revenue in 2005. Our agreements with Golden Rule Insurance Company and with Blue Cross of California and Unicare are terminable on 90 days written notice by either party for any reason and may be terminated on shorter notice under certain circumstances, such as in the case of a breach of the agreement. Should our dependence on fewer carrier relationships increase (whether as a result of the termination of carrier relationships, further carrier consolidation or otherwise), we may become more vulnerable to adverse changes in our relationships with our carriers, particularly in states where we offer health insurance from a relatively smaller number of carriers or where a small number of carriers dominates the market, and our business, operating results and financial condition could be harmed.

Changes in the quality and affordability of the health insurance products that carriers offer on our ecommerce platform could harm our business and operating results

The demand for health insurance marketed through our ecommerce platform is impacted by, among other things, the variety, quality and price of the health insurance products offered on our ecommerce platform. If health insurance carriers do not continue to provide us with a variety of high-quality, affordable health insurance products in the individual, family and small business markets, or if their offerings are limited as a result of consolidation in the health insurance industry or otherwise, our sales may decrease and our business, operating results and financial condition could be harmed.

Health insurance carriers could determine to reduce the commissions paid to us or to change their underwriting practices in ways that reduce the number of insurance policies sold through our ecommerce platform, which could harm our business and operating results

Our commission rates, and the commission override payments we receive from health insurance carriers for achieving sales volume thresholds or other objectives, are either set by each carrier or negotiated between us and each carrier. Carriers have altered, and may in the future alter, the contractual relationships we have with them, either by renegotiation or unilateral action. If these contractual changes result in reduced commissions, our business may suffer and our operating results and financial condition could be harmed. In addition, carriers periodically change the criteria they use for determining whether they are willing to insure individuals. In the past, these changes have resulted in a decrease in the number of insurance policies we would have otherwise sold. Future changes in carrier underwriting criteria could negatively impact sales of insurance policies on our ecommerce platform and could harm our business, operating results and financial condition.

If we are not able to maintain and enhance our brand, our business and operating results will be harmed

We believe that maintaining and enhancing our brand identity is critical to our relationships with existing members, marketing partners and health insurance carriers and to our ability to attract new members, marketing partners and carriers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. The successful promotion of our brand will depend largely upon our marketing and public relations efforts and our ability to continue to offer high-quality products and services in an understandable and objective manner. Our brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur. In addition, we may take actions that have the unintended consequence of harming our brand. For instance, we currently receive payment from a limited number of insurance carriers for the prominent listing of certain health insurance products on our website. We disclose this practice on our website, and although we do not believe it harms our objectivity, consumers may have a different perception. If we do not successfully maintain and enhance our brand, our business may not grow and we could lose marketing partners and members, which could, in turn, cause health insurance carriers to terminate their relationships with us, all of which would harm our business, operating results and financial condition.

If we are not successful in converting visitors to our website into members, our business and operating results would be harmed

Our growth depends in part upon growth in our membership. The rate at which we convert consumers visiting our ecommerce platform and seeking to purchase health insurance into members is a significant factor in the growth of our membership. A number of factors could influence this conversion rate for any given period, some of which are outside of our control. These factors include:

•	the quality of the consumer experience on our ecommerce platform and with our customer care center;

•	the variety and affordability of the health insurance products that we offer;

•	system failures or interruptions in the operation of our ecommerce platform;

•	changes in the mix of consumers who are referred to us through our direct, marketing partner and online advertising member acquisition channels;

•	the number, type and identity of the health insurance carriers offering the health insurance products for which consumers have expressed interest, and the degree to which our technology is integrated with those carriers; and

•	the health insurance carrier underwriting guidelines applicable to applications submitted by consumers and the amount of time a carrier takes to make a decision on that application.

In the event the rate at which we convert consumers visiting our ecommerce platform into members declines, our membership growth rate will decline, which would harm our business, operating results and financial condition.

System failures or capacity constraints could harm our business and operating results

Our revenue depends upon the number of health insurance applications consumers submit utilizing our ecommerce platform that are approved by health insurance carriers. As a result, the performance, reliability and availability of our ecommerce platform and underlying network infrastructure are critical to our financial results, our brand and our relationship with members, marketing partners and health insurance carriers. Although we regularly attempt to enhance our ecommerce platform and system infrastructure, system failures and interruptions may occur if we are unsuccessful in these efforts, if we are unable to accurately project the rate or timing of increases in our website traffic or for other reasons, some of which are completely outside our control. Although we have experienced only minor system failures and interruptions to date, we could experience significant failures and interruptions in the future, which would harm our business, operating results and financial condition.

We rely in part upon third-party vendors, including data center and bandwidth providers, to operate our ecommerce platform. We cannot predict whether additional network capacity will be available from these vendors as we need it, and our network or our suppliers’ networks might be unable to achieve or maintain a sufficiently high capacity of data transmission to allow us to process health insurance applications in a timely manner or effectively download data, especially if our website traffic increases. Any system failure that causes an interruption in, or decreases the responsiveness of, our service would impair our revenue-generating capabilities and harm our business and operating results and damage our reputation. In addition, consumers may access our customer care center for assistance in connection with submitting health insurance applications through our ecommerce platform. We depend upon third parties, including telephone service providers, to operate our customer care center. Any failure of the systems that we rely upon in the operation of our customer care center could negatively impact sales of insurance policies through our ecommerce platform and could harm our business, operating results and financial condition.

Our data center operations are located in leased facilities in Redwood City, California. We are in the process of moving our data center operations to San Jose, California and changing our data center infrastructure. We expect the move to be completed by the end of October 2006. We may experience technical difficulties in connection with these changes. If we experience a system failure or disruption for any reason, including in connection with changes in our data center location or infrastructure, the performance of our website would be harmed and our service could shut down. Our database and systems are vulnerable to damage or interruption from human error, earthquakes, fire, floods, power loss, telecommunications failures, physical or electronic break-ins, computer viruses, other attempts to harm our systems and similar events. Our operations are particularly vulnerable to earthquakes in the San Francisco Bay Area. Although we maintain insurance to cover a variety of risks, the scope and amount of our insurance coverage may not be sufficient to cover our losses resulting from system failures or other disruptions to our online operations. For example, we do not carry insurance covering damage resulting directly from earthquakes and the limit on our business interruption insurance is approximately $10.0 million. Any system failure or disruption and any resulting losses that are not recoverable under our insurance policies may materially harm our business, operating results and financial condition.

Although we regularly back-up our system and store these system back-ups in a site located in the greater Sacramento, California area, we do not have full second-site redundancy. If we were forced to rely on our system back-ups, we would experience significant delays in restoring the functionality of our website and could experience loss of data, which would harm our business and our operating results. We intend to create a fully redundant disaster recovery system for our data center and website. We may face significant technical challenges in successfully replicating our system and database. Any steps that we take to increase the redundancy and reliability of our systems may be expensive and may not be successful in reducing the frequency or duration of system failures or website downtime.

We depend upon Internet search engines to attract a significant portion of the consumers who visit our website, and if we are unable to advertise on search engines on a cost-effective basis, our business and operating results would be harmed

We derive a significant portion of our website traffic from consumers who search for health insurance through Internet search engines, such as Google, MSN and Yahoo!. A critical factor in attracting consumers to our website is whether we are prominently displayed in response to an Internet search relating to health insurance. Search engines typically provide two types of search results, unpaid (natural) listings and paid advertisements. We rely on both unpaid listings and paid advertisements to attract consumers to our website.

Unpaid search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine. The algorithms determine the order of the listing of results in response to the consumer’s Internet search. From time to time, search engines revise these algorithms. In some instances, these modifications have caused our website to be listed less prominently in unpaid search results, which has resulted in decreased traffic to our website. Our website may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we decide to make to our website. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and decided not to list their website in search result listings at all. If we are listed less prominently in search result listings for any reason, the traffic to our website likely would decline, which would harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also would harm our operating results.

We also purchase paid advertisements on search engines in order to attract users to our website. We typically pay a search engine for prominent placement of our name and website when particular health insurance-related terms are searched for on the search engine, regardless of the unpaid search result listings. In some circumstances, such as with Google AdWords, the prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We bid against our competitors and others for the display of these paid search engine advertisements. If there is increased competition for the display of paid advertisements in response to search terms related to our business, our advertising expenses could rise significantly or we could reduce or discontinue our paid search advertisements, either of which could harm our business, operating results and financial condition.

We rely significantly on marketing partners for the sale of health insurance on our ecommerce platform and our business and operating results would be harmed if we are unable to maintain effective relationships with our existing marketing partners or if we do not establish successful relationships with new marketing partners

In addition to marketing through Internet search engines, we frequently enter into contractual marketing relationships with other online and offline businesses that promote us to their customers. These marketing partners include financial and online service companies, affiliate programs and online advertisers and content providers. We typically compensate our marketing partners for their referrals on a submitted health insurance application basis and, if they are licensed to sell health insurance, may share a percentage of the commission we earn from the health insurance carrier for each member referred by the marketing partner. Although many of our marketing partners agree to an initial one or two-year term contract, some of our marketing partner agreements are terminable more quickly.

Many factors influence the success of our relationship with our marketing partners, including:

•	the continued positive market presence, reputation and growth of the marketing partner;

•	the effectiveness of the marketing partner in marketing our website and services;

•	the interest of the marketing partner’s customers in the health insurance products that we offer on our ecommerce platform;

•	the contractual terms we negotiate with the marketing partner, including the marketing fee we agree to pay a marketing partner;

•	the percentage of the marketing partner’s customers that submit applications or purchase health insurance policies through our ecommerce platform;

•	the ability of a marketing partner to maintain efficient and uninterrupted operation of its website; and

•	our ability to work with the marketing partner to implement website changes, launch marketing campaigns and pursue other initiatives necessary to maintain positive consumer experiences and acceptable traffic volumes.

If we are unable to maintain successful relationships with our existing marketing partners or fail to establish successful relationships with new marketing partners, our business, operating results and financial condition will be harmed.

The demand for the health insurance products that we market and sell can be significantly impacted by economic and other factors beyond our control

Our revenue depends upon demand for health insurance in the individual, family and small business markets, which can be influenced by a variety of factors beyond our control. For instance, we believe that the number of small businesses is growing and that an increasing number of individuals are becoming self-employed. In addition, as a result of substantial health insurance premium inflation in recent years, we believe that many employers are seeking to reduce the costs associated with providing health insurance to their employees, including offering fewer benefits to employees, reducing or eliminating dependent coverage, increasing employee health insurance premium contributions and eliminating health insurance benefits altogether. We also believe that demand in the individual and family health insurance market will increase as the employees of these employers look to other sources for their health insurance needs and as the number of small businesses and self-employed individuals increases. We have no control over the economic and other factors that influence these trends, and if these trends reverse, our business, operating results and financial condition would be harmed.

We rely on health insurance carriers to accurately and regularly prepare commission reports, and if these reports are inaccurate or not sent to us in a timely manner, our business and operating results could be harmed

Health insurance carriers typically pay us a specified percentage of the premium amount collected by the carrier during the period that a member maintains coverage under a policy. We rely on carriers to report accurately and in a timely manner the amount of commissions earned by us, and we calculate our commission revenue, prepare our financial reports, projections and budgets and direct our marketing and other operating efforts based on the reports we receive from health insurance carriers. It is often difficult for us to independently determine whether or not carriers are reporting all commissions due to us, primarily because the majority of our members terminate their policies by discontinuing their premium payments to the carrier instead of by informing us of the cancellation. To the extent that health insurance carriers understate or fail to report the amount of commissions due to us in a timely manner or at all, we will not collect and recognize revenue to which we are entitled, which would harm our business, operating results and financial condition.

Our operating results fluctuate depending upon health insurance carrier payment practices and the timing of our receipt of commission reports from health insurance carriers

The timing of our revenue depends upon the timing of our receipt of commission reports and associated payments from health insurance carriers. Although carriers typically report and pay commissions to us on a monthly basis, there have been instances where their report of commissions and payment have been delayed for several months. In addition, much of our commission override revenue is not reported and paid to us in accordance with a scheduled pattern, and some is only reported and paid to us once per year. This could result in a large amount of commission revenue from a carrier being recorded in a given quarter that is not indicative of the amount of revenue we may receive from that carrier in subsequent quarters, causing fluctuations in our operating results. We could report revenue below the expectations of our investors or securities analysts in any particular period if a material report or payment from a health insurance carrier were delayed for any reason.

We may be unsuccessful in competing effectively against current and future competitors

The market for selling health insurance products is intensely competitive and the sale of health insurance over the Internet is new and rapidly evolving. Consumers have the ability to use several sources other than our ecommerce platform to research and purchase health insurance. In addition, consumers can research health insurance using our ecommerce platform and purchase their health insurance through one of our competitors. We compete with a large number of local insurance agents across the United States that sell health insurance products in their local communities. Some of these traditional insurance agents utilize the Internet in various ways to acquire their customers. For instance, some local agents use “lead aggregator” services that find potential consumers and are compensated for referring that consumer to the traditional agent. As we do, lead aggregators often use Internet search engines and other forms of online advertising to drive Internet traffic to the lead aggregator’s website.

In addition to traditional agents, a number of agents operate websites that provide some form of online shopping experience for consumers interested in purchasing health insurance. Although most of these online agents only sell health insurance in a limited number of states and/or represent only a limited number of health insurance carriers, these agents could expand their service area and product offerings. Moreover, while national insurance brokers such as Aon Insurance Services, Arthur J. Gallagher & Co., Marsh, Inc. and Willis Group Limited, have traditionally not focused on the individual, family and small business markets, they could enter these markets and compete with us in the future, particularly if these markets continue to grow. We also compete directly with health insurance carriers, including many of the carriers that offer health insurance through our ecommerce platform. Many carriers market and sell their health insurance plans directly to consumers using call centers, their own websites and other means. We also believe that we are likely to face increasing competition as the online financial services industry develops and evolves.

We may not be able to compete successfully against our current or future competitors. Some of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we do. As compared to us, our current and future competitors may be able to:

•	undertake more extensive marketing campaigns for their brands and services;

•	devote more resources to website and systems development;

•	negotiate more favorable commission rates and commission override payments; and

•	make more attractive offers to potential employees, marketing partners and third-party service providers.

Competitive pressures may result in our experiencing increased marketing costs, decreased traffic to our website and loss of market share, or otherwise may harm our business, operating results and financial condition.

There are many risks associated with our operations in China

A portion of our operations is conducted in China. Among other things, we use employees in China to maintain and update the significant amount of software on our ecommerce platform. This and other information is delivered to us through secured communications over the Internet. Our business would be harmed if this connection temporarily failed, and we were prevented from promptly updating our software or implementing other changes to our database and systems. Our operations in China also expose us to different and unfamiliar laws, rules and regulations, including different intellectual property laws, which are not as protective of our intellectual property as the laws in the United States, and different labor and tax laws. United States and Chinese trade laws may impose restrictions on the importation of programming or technology to or from the United States.

These risks could cause us to incur increased expenses and could harm our ability to effectively and successfully manage our operations in China, which in turn could cause our business, operating results and financial condition to suffer. We plan to continue to expand our Chinese operations. These plans will require additional management attention and resources and may be unsuccessful, as we have limited experience with respect to operations in China. In addition, we are currently evaluating whether to market and sell insurance in China. If we determine to do so, there can be no assurance that we will be successful in operating our business in China, since we have no experience marketing or selling insurance in China or in adapting our business to Chinese markets and cultures, legal and regulatory regimes or business customs.

We may not be able to adequately protect our intellectual property, which could harm our business and operating results

We believe that our intellectual property is an essential asset of our business and that our technology infrastructure currently gives us a competitive advantage in the distribution of individual, family and small business health insurance. We rely on a combination of copyright, trademark and trade secret laws as well as confidentiality procedures and contractual provisions to establish and protect our intellectual property rights in the United States. Although we have pending patent applications in the United States, they may not result in issued patents. We have not filed for protection of our intellectual property in any foreign jurisdiction other than China. We have Chinese-registered computer software copyrights for an internally-developed software system and a project management tool and have filed certain trademark applications in China. We have not filed any patent applications in China. The efforts we have taken to protect our intellectual property may not be sufficient or effective, and our trademarks, copyrights and patents if issued, may be held invalid or unenforceable. Moreover, the law relating to intellectual property is not as developed in China, and our intellectual property rights may not be as respected in China as they are in the United States. Any United States or other patents issued to us may not be sufficiently broad to protect our proprietary technologies, and given the costs of obtaining patent protection, we may choose not to seek patent protection for certain of our proprietary technologies. We may not be effective in policing unauthorized use of our intellectual property, and even if we do detect violations, litigation may be necessary to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive, could divert our management’s attention and may result in a court determining that our intellectual property rights are unenforceable. If we are not successful in cost-effectively protecting our intellectual property rights, our business, operating results and financial condition could be harmed.

We may in the future be subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future

Companies in the Internet and technology industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have received, and may in the future receive, notices that claim we have misappropriated or misused other parties’ intellectual property rights, and, to the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims. There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. Any intellectual property claim against us, with or without merit, could be time consuming, expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for third-party intellectual property, which may not be available on reasonable terms or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

Any legal liability, regulatory penalties, or negative publicity for the information on our website or that we distribute will likely harm our business and operating results

Our members rely upon information we provide on our website, through our customer care center or otherwise regarding the health insurance plans offered on our website, including information relating to insurance premiums, coverage, benefits, exclusions, limitations, availability, plan comparisons and insurance company ratings. A significant amount of both automated and manual effort is required to maintain the considerable amount of insurance plan information on our website. Separately, from time to time, we use the information provided on our website and otherwise collected by us to publish reports designed to educate consumers, facilitate public debate, and effectuate reform at the state and federal level relating to the accessibility and affordability of health insurance. If the information we provide on our website, through our customer care center or otherwise is not accurate or is construed as misleading, members, health insurance carriers and others could attempt to hold us liable for damages, and state regulators could attempt to subject us to penalties, revoke our license to transact health insurance business in a particular jurisdiction, and/or compromise the status of our licenses to transact health insurance business in other jurisdictions. In the ordinary course of operating our business, we have received complaints that the information we provided was not accurate or was misleading. Although in the past we have resolved these complaints without significant financial cost, we cannot guarantee that we will be able to do so in the future. In addition, these types of claims could be time-consuming and expensive to defend, could divert our management’s attention and other resources, and could cause a loss of confidence in our service. As a result, whether or not we are able to successfully resolve these claims, they could harm our business, operating results and financial condition.

On September 20, 2006, we received an order from the Office of the Insurance Commissioner of the State of Washington in connection with our publication of a report in July 2006 entitled “The Most Affordable Cities for Children’s and Family Health Insurance.” The Office of the Insurance Commissioner contends that the report is advertising and that our alleged mischaracterization of the affordability of individual health insurance in Spokane, Washington caused a violation of various Washington laws governing advertising, including prohibitions against false and misleading advertising, in the conduct of insurance business. It also contends that we allegedly published on our website one or more out of date premium rates for insurance in Washington. In general terms, the order requires us to cease and desist from further publication, distribution or republication of the report and from granting permission to republish, or assisting in the republication of, the report. It also requires us to cease publishing insurance rates that are not verified to be correct and current. In addition, the Office of Insurance Commissioner has orally informed us that it currently intends to issue a consent order that may attempt to require us to make certain admissions relating to various facts and pay a fine, and that it may further attempt to require us to develop a plan to comply with the various orders. We are able to challenge the orders of the Office of the Insurance Commissioner described above and are in the process of reviewing and investigating that possibility, as we believe we have meritorious defenses.

We have also received an inquiry relating to the circumstances described above from the Arkansas Insurance Department and may receive similar inquiries from other jurisdictions. If we are found to have violated laws or regulations in the state of Washington or in other states, we could be subject to various fines and penalties, including revocation of our license to sell insurance in those states. If our license to sell insurance is revoked or suspended in any state, our business and financial results would be harmed. We would also be harmed to the extent that publicity concerning these reports and inquiries damages our reputation as a trusted source of objective information relating to health insurance and its affordability. It could also be costly to defend ourselves in any of these or related proceedings regardless of the outcome.

We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases or we maintain insufficient coverage, our business and operating results may be harmed

We contract for insurance to cover potential business risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to obtain sufficient insurance to meet our needs, may have to pay very high prices for the coverage we do obtain or may not acquire any insurance for certain types of business risk. This could leave us exposed, and to the extent we incur liabilities and expenses for which we are not adequately insured, our business, operating results and financial condition could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating expenses will rise, which could harm our business, operating results and financial condition.

Our ability to attract and retain qualified personnel is critical to our success

Our success is substantially dependent upon the performance of our senior management and key personnel. Our management and employees can terminate their employment at any time, and the loss of the services of any of our executive officers or key employees, such as our senior vice president and general manager of small business and our vice president, strategic initiatives, could harm our business. Our success is also substantially dependent upon our ability to attract additional personnel for all areas of our organization. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms or at all. If we are unable to attract and retain the necessary personnel, our business would be harmed.

Many of our senior management and key employees have become, or will soon become, substantially vested in their stock options. Of these members of senior management and key employees, our chief executive officer, chief financial officer, chief technology officer, senior vice president and general manager of small business and our vice president, strategic initiatives were each vested in 75% or more of their total outstanding common stock and stock options as of June 30, 2006. While we have in the past, and may in the future, grant these employees additional stock options, these employees may be more likely to leave us after their existing stock options fully vest, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. While we have entered into offer letters with our senior management and key employees, they work for us on an at-will basis. Our business could be harmed if we lose their services.

If we fail to manage future growth effectively, our business and operating results would be harmed

We have expanded our operations significantly and anticipate that further expansion will be required in order for us to grow our business. Our growth has placed, and if our growth continues will continue to place, increasing and significant demands on our management, our operational and financial systems and infrastructure and our other resources. If we do not effectively manage our growth, the quality of our services could suffer, which could harm our business, operating results and financial condition. In order to manage future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also be required to continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements may require significant capital expenditures and will place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully implement improvements in these areas, our business, operating results and financial condition will be harmed.

Seasonality may cause fluctuations in our financial results

The number of health insurance applications submitted through our ecommerce platform has generally increased in our first quarter compared to our fourth quarter and in our third quarter compared to our second quarter. Conversely, we have generally experienced a decline in submitted applications in our second quarter compared to our first quarter and in our fourth quarter compared to our third quarter. Because a significant portion of our marketing and advertising expenses are driven by the number of health insurance applications submitted on our ecommerce platform, those expenses generally have increased or decreased in conjunction with these seasonal patterns. We believe that consumer adoption of the Internet is still in its early stages and, therefore, the reasons for these seasonal patterns are not entirely clear. As the use of the Internet for the purchase and sale of health insurance becomes more widely accepted, other seasonality trends may develop and the existing seasonality and consumer behavior that we experience may change. Any seasonality that we experience may cause fluctuations in our financial results.

Future acquisitions could disrupt our business and harm our financial condition and operating results

In the future, we may decide to acquire businesses, products and technologies. We have not made any acquisitions to date, and our ability as an organization to successfully make acquisitions is unproven. Acquisitions could require significant capital infusions and could involve many risks, including the following:

•	an acquisition may negatively impact our results of operations because it may require us to incur charges and substantial debt or liabilities, may require the amortization, write down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may cause adverse tax consequences, substantial depreciation or deferred compensation charges;

•	we may encounter difficulties in assimilating and integrating the business, technologies, products, personnel or operations of companies that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	we may be required to implement or improve internal controls, procedures and policies appropriate for a public company at a business that prior to the acquisition lacked these controls, procedures and policies;

•	the acquired businesses, products or technologies may not generate sufficient revenue to offset acquisition costs;

•	we may have to issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the market price of our common stock; and

•	acquisitions may involve the entry into geographic or business markets in which we have little or no prior experience.

We cannot assure you that we will be able to identify or consummate any future acquisition on favorable terms, or at all. If we do pursue an acquisition, it is possible that we may not realize the anticipated benefits from the acquisition or that the financial markets or investors will negatively view the acquisition. Even if we successfully complete an acquisition, it could harm our business, operating results and financial condition.

We may not be able to secure additional financing in a timely manner, or at all, to meet our future capital needs

We may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to secure additional debt or equity financing in a timely manner, or at all.

Any additional financing we secure may be subject to terms that are unfavorable to us and our stockholders

If we raise additional capital through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of us, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Issues arising from the implementation of our new commission accounting system and an enterprise data management system could affect our operating results and ability to manage our business effectively

We are in the process of implementing a new commission accounting system, which we currently expect to complete in the fourth quarter of 2006. In addition, we are in the initial stages of implementing an enterprise data management system. Each of these systems is or will be important to our accounting, financial and operating functions, and the implementation of these systems raises costs and risks associated with the conversion to new systems, including disruption to our normal accounting procedures and problems achieving accuracy in the conversion of electronic data. Failure to properly or adequately address these issues could result in increased costs, and the diversion of management’s attention and resources and could harm our operating results and ability to manage our business effectively.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price

We have a complex business organization. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or the consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. In addition, investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a consistent basis may adversely affect our stock price.

Our net income in future periods could be significantly reduced as a result of employee stock option expense

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the consolidated financial statements. The adoption of SFAS 123R requires additional accounting related to the income tax effects, and additional disclosure regarding the cash flow effects, resulting from share-based payment arrangements. We adopted SFAS 123R on January 1, 2006. As permitted, we will continue to account for the portion of awards outstanding on or before December 31, 2005 using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretative guidance. During the six months ended June 30, 2006, we recorded stock-based compensation expense totaling $59,000 related to stock options and restricted stock awards granted to employees and accounted for in accordance with the provisions of SFAS 123R. Total unamortized stock-based compensation cost related to these stock options and restricted stock awards was approximately $1.2 million at June 30, 2006. This amount will be amortized on a straight-line basis over a weighted-average period of approximately 3.8 years and will be adjusted for subsequent changes in estimated forfeitures. Because the amount, terms and fair values of awards to be issued in the future are unknown, we are unable to predict the future impact on our consolidated financial statements of stock-based compensation expense related to future awards. However, we expect that the impact could be material over time as the number of awards issued and outstanding after June 30, 2006 increases.

We will incur increased costs as a result of being a public company

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission and the National Association of Securities Dealers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Any of these expenses could harm our business, operating results and financial condition.

Any expansion of our business into foreign countries involves significant risks

Although we currently do not sell health insurance or license our technology platform outside the United States, we are exploring ways to expand our business into foreign countries, particularly China. We would face significant challenges in connection with expanding our business into a foreign country. Demand for private health insurance is not significant in many foreign countries, including China, as a result of government-sponsored healthcare systems. In addition to facing many of the same challenges we face domestically, we also would have to overcome other obstacles such as:

•	legal, political or systemic restrictions on the ability of United States companies to market insurance or otherwise do business in foreign countries;

•	varied, unfamiliar and unclear legal and regulatory restrictions;

•	less extensive adoption of the Internet as a commerce medium or information source and increased restriction on the content of websites; and

•	the adaptation of our website and distribution model to fit the particular foreign country.

As a result of these obstacles, we may find it impossible or prohibitively expensive to expand our services internationally or we may be unsuccessful should we attempt to do so, which could harm our business, operating results and financial condition.

Risks Related to Insurance Regulation

Compliance with the strict regulatory environment applicable to the health insurance industry and the specific products we sell is difficult and costly. If we fail to comply with the numerous laws and regulations that are applicable to our business, our business and operating results would be harmed

The health insurance industry is heavily regulated by each state in the United States. For instance, state regulators require us to maintain a valid license in each state in which we transact health insurance business and further require that we adhere to sales, documentation and administration practices specific to that state. In addition, each employee who transacts health insurance business on our behalf must maintain a valid license in one or more states. Because we do business in all 50 states and the District of Columbia, compliance with health insurance-related laws, rules and regulations is difficult and imposes significant costs on our business. Each jurisdiction’s insurance department typically has the power, among other things, to:

•	grant and revoke licenses to transact insurance business;

•	conduct inquiries into the insurance-related activities and conduct of agents and agencies;

•	require and regulate disclosure in connection with the sale and solicitation of health insurance;

•	authorize how, by which personnel and under what circumstances insurance premiums can be quoted and published and an insurance policy sold;

•	approve which entities can be paid commissions from carriers;

•	regulate the content of insurance-related advertisements, including web pages;

•	approve policy forms, require specific benefits and benefit levels and regulate premium rates;

•	impose fines and other penalties; and

•	impose continuing education requirements.

Due to the complexity, periodic modification and differing interpretations of insurance laws and regulations, we may not have always been, and we may not always be, in compliance with them. Failure to comply could result in significant liability, additional department of insurance licensing requirements or the revocation of licenses in a particular jurisdiction, which could significantly increase our operating expenses, prevent us from transacting health insurance business in a particular jurisdiction and otherwise harm our business, operating results and financial condition. Moreover, an adverse regulatory action in one jurisdiction could result in penalties and adversely affect our license status or reputation in other jurisdictions due to the requirement that adverse regulatory actions in one jurisdiction be reported to other jurisdictions. Even if the allegations in any regulatory or other action against us are proven false, any surrounding negative publicity could harm consumer, marketing partner or health insurance carrier confidence in us, which could significantly damage our brand. Because some consumers, marketing partners and health insurance carriers may not be comfortable with the concept of purchasing health insurance using the Internet, any negative publicity may affect us more than it would others in the health insurance industry and would harm our business, operating results and financial condition.

In addition, we have received, and may in the future receive, inquiries from state insurance regulators regarding our marketing and business practices. We typically respond by explaining how we believe we are in compliance with relevant regulations or may modify our practices in connection with the inquiry. Any modification of our marketing or business practices in response to future regulatory inquiries could harm our business, operating results or financial condition.

Regulation of the sale of health insurance is subject to change, and future regulations could harm our business and operating results

The laws and regulations governing the offer, sale and purchase of health insurance are subject to change, and future changes may be adverse to our business. For example, once health insurance pricing is set by the carrier and approved by state regulators, it is fixed and not generally subject to negotiation or discounting by insurance companies or agents. Additionally, state regulations generally prohibit carriers, agents and brokers from providing financial incentives, such as rebates, to their members in connection with the sale of health insurance. As a result, we do not currently compete with carriers or other agents and brokers on the price of the health insurance products offered on our website. If these regulations change, we could be forced to reduce prices or provide rebates or other incentives for the health insurance products sold through our ecommerce platform, which would harm our business, operating results and financial condition.

Another example of a potentially adverse regulatory change relates to the adoption of “guaranteed issue” laws and regulations in the individual and family health insurance markets. These requirements, which are currently in effect in a limited number of states such as Massachusetts, New Jersey and New York, prohibit health insurance carriers from denying health insurance coverage to individuals based on their health status. It has been our experience that substantially fewer health insurance carriers offer plans in the individual and family health insurance market in states with guaranteed issue requirements compared to other states. Moreover, the health insurance carriers that do offer individual and family plans in these states typically charge substantially increased premiums and/or pay reduced commissions to agents. We believe that limited choice and high premiums result in less demand for individual and family health insurance plans which, when coupled with reduced commissions to agents, results in substantially less revenue for us in these states. Although we currently do not expect a substantial number of states to adopt guaranteed issue requirements for the individual and family market, our business, operating results and financial condition would be harmed if the adoption of these requirements becomes more widespread.

We are subject to additional insurance regulatory risks, because we use the Internet as our distribution platform. In many cases, it is not clear how existing insurance laws and regulations apply to Internet-related health insurance advertisements and transactions. To the extent that new laws or regulations are adopted that conflict with the way we conduct our business, or to the extent that existing laws and regulations are interpreted adversely to us, our business, operating results and financial condition would be harmed.

Changes and developments in the structure of the health insurance system in the United States could harm our business

Our business depends upon the private sector of the United States health insurance system, its relative role in financing healthcare delivery and health insurance carriers’ use of agents and brokers to market their products. Fundamental changes to this system or in the manner in which health insurance is distributed in the United States could reduce or eliminate the demand for private health insurance for individuals, families and small businesses or increase our competition, which would harm our business. Recently, there has been substantial national attention and debate regarding the fairest and most effective method of healthcare reimbursement. Some advocates promote a universal healthcare system that would be largely underwritten by the government. The adoption of state or federal laws that promote or establish a government-sponsored universal healthcare system could reduce or eliminate the number of individuals, families and small businesses seeking or permitted to purchase private health insurance or supplemental coverage, which would substantially reduce the demand for our service and harm our business, operating results and financial condition.

Risks Related to the Internet and Electronic Commerce

Our business is subject to online commerce security risks and if we are unable to safeguard the security and privacy of confidential data, our business will be harmed

Our services involve the collection and storage of confidential information of consumers and the transmission of this information to their chosen health insurance carriers. For example, we collect names, addresses, Social Security and credit card numbers, and information regarding the medical history of consumers in connection with their application for health insurance. We currently rely on encryption technology licensed from third parties to facilitate secure transmittal of confidential information. We incorporate a multi-level firewall infrastructure to help prevent unauthorized access to our systems and data and have implemented intrusion detection systems. While we have not to date experienced any security breaches of which we are aware, we cannot guarantee that we will not be subject to a security breach in the future. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access or to sabotage systems change frequently. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any compromise or perceived compromise of our security could damage our reputation and our relationship with our members, marketing partners and health insurance carriers, could reduce demand for our service and could subject us to significant liability as well as regulatory action, which would harm our business, operating results and financial condition.

Government regulation of the Internet could adversely affect our business

The laws governing general commerce on the Internet remain unsettled and it may take years to fully determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. Any new laws or regulations or new interpretations of existing laws or regulations relating to the Internet could harm our business and we could be forced to incur substantial costs in order to comply with them, which would harm our business, operating results and financial condition.

Our business could be harmed if we are unable to correspond with our consumers by email

We use email to market our service to potential members and as the primary means of communicating with our existing members. The laws and regulations governing the use of email for marketing purposes continue to evolve and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation. If new laws or regulations are adopted, or existing laws and regulations are interpreted, to impose additional restrictions on our ability to send email to our members or potential members, we may not be able to communicate with them in a cost-effective manner. In addition to legal restrictions on the use of email, Internet service providers and others attempt to block the transmission of unsolicited email, commonly known as “spam.” If an Internet service provider or software program identifies email from us as “spam,” we can be placed on a restricted list that will block our email to members or potential members who maintain email accounts with these Internet service providers or who use these software programs. If we are unable to communicate by email with our members and potential members as a result of legislation, blockage or otherwise, our business, operating results and financial condition would be harmed.

Consumers depend upon third-party service providers to access our website, and our business and operating results could be harmed as a result of technical difficulties experienced by these service providers

Consumers using our website depend upon Internet, online and other service providers for access to our website. Many of these service providers have experienced significant outages, delays and other difficulties in the past and could experience them in the future. Any significant interruption in access to our website or increase in our website’s response time as a result of these difficulties could damage our relationship with insurance carriers, marketing partners and existing and potential members and could harm our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid and orderly market for our common stock may not develop

Prior to this offering there has been no market for shares of our common stock. An active trading market for our common stock may never develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	threatened or actual litigation;

•	changes in laws or regulations relating to the sale of health insurance;

•	any major change in our board of directors or management;

•	publication of research reports about us, our competitors or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for Internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of June 30, 2006, upon completion of this offering, we will have outstanding approximately 20,948,545 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only shares of common stock sold in this offering will be immediately freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated and Merrill Lynch may, in their sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding as of June 30, 2006, an additional 15,948,545 shares will be eligible for sale in the public market, 11,799,136 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the 5,323,252 shares subject to outstanding options under our 2005 Stock Plan and 1998 Stock Plan as of June 30, 2006 and the 2,000,000 shares reserved for future issuance under our 2006 Equity Incentive Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval

After this offering, our directors, executive officers and their affiliated entities will beneficially own more than 56 percent of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and bylaws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	cumulative voting in the election of directors is prohibited, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may, in general, not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

You will experience immediate and substantial dilution

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At an assumed initial public offering price of $11.00 with net proceeds of $47.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately 39% of the total amount of funding we have received to date, but will only hold approximately 24% of the total voting rights. The dilution will be $8.21 per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including the funding of our marketing activities and the costs of operating as a public company, as well as further investment in the development of our proprietary technologies. We may also use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We have not allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. These factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

This prospectus contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 5,000,000 shares of common stock in this offering will be approximately $47.1 million at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be $54.7 million.

The principal reasons for this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to public equity markets. We currently have no specific plans for the use of the net proceeds of this offering. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ over-allotment option, for working capital and other general corporate purposes, including the funding of our marketing activities and the costs of operating as a public company, as well as further investment in the development of our proprietary technologies. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings and do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006:

•	on an actual basis; and

•	on a pro forma basis, giving effect to the conversion of all of our outstanding shares of preferred stock and Class A nonvoting common stock as of June 30, 2006 into an aggregate of 10,992,099 shares of common stock upon the closing of this offering, and to give further effect to our receipt of the net proceeds from our sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	June 30, 2006
	Actual	Pro Forma
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$11,693	$61,161

Other non-current liabilities	$201	$201
Convertible preferred stock; $0.001 par value per share; 23,100,000 shares authorized, 10,955,744 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma	86,319	—
Stockholders’ equity (deficit):
Common stock; $0.001 par value per share; 45,000,000 shares authorized, 4,956,446 shares issued and outstanding, actual; 100,000,000 shares authorized, 20,948,545 shares issued and outstanding, pro forma	5	21
Class A nonvoting common stock; $0.001 par value per share; 1,600,000 shares authorized, 290,604 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma	—	—
Additional paid-in capital	2,494	135,872
Deferred stock-based compensation	(43)	(43)
Accumulated deficit	(77,438)	(77,438)
Accumulated other comprehensive income	30	30

Total stockholders’ equity (deficit)	(74,952)	58,442

Total capitalization	$11,568	$58,643

Pro forma cash and cash equivalents includes approximately $51.1 million of gross proceeds to be received upon the closing of this offering, after deducting estimated underwriting discounts and commissions, less $740,000 of deferred costs relating to our initial public offering which were unpaid as of June 30, 2006 and $867,000 of estimated future costs relating to our initial public offering.

Pro forma stockholders’ equity includes approximately $47.1 million of net proceeds to be received upon the closing of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in addition to the reclassification of approximately $86.3 million of convertible preferred stock to stockholders’ equity.

The number of shares of common stock issued and outstanding actual and pro forma in the table above is based on 15,948,545 shares of our common stock outstanding as of June 30, 2006, and excludes:

•	5,323,252 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006 with a weighted average exercise price of $3.33 per share;

•	2,000,000 shares of common stock to be initially reserved for issuance under our 2006 Equity Incentive Plan; and

•	an additional 207,782 shares of common stock and 509,396 shares of Class A nonvoting common stock reserved as of June 30, 2006 for issuance under our other equity compensation plans, which will not be available for issuance after this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock.

The net tangible book value of our common stock as of June 30, 2006 was a deficit of $75.0 million, or $(15.12) per share. Net tangible book value per share represents the amount of stockholders’ deficit divided by 4,956,446 shares of common stock outstanding at that date. The pro forma net tangible book value of our common stock as of June 30, 2006 was $11.4 million, or approximately $0.71 per share, excluding proceeds from this offering. Pro forma net tangible book value gives effect to the conversion of all shares of outstanding preferred stock and Class A nonvoting common stock into 10,992,099 shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2006 would have been $2.79 per share. This represents an immediate increase in net tangible book value of $2.08 per share to existing stockholders and an immediate dilution in net tangible book value of $8.21 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of June 30, 2006	$0.71
Increase per share attributable to new investors	2.08

Pro forma net tangible book value per share at June 30, 2006 after giving effect to the offering		$2.79

Dilution per share to new investors		$8.21

Assuming the exercise in full of the underwriters’ over-allotment option, our pro forma net tangible book value at June 30, 2006 would have been approximately $3.05 per share, representing an immediate increase in the pro forma net tangible book value of $2.34 per share to our existing stockholders and an immediate decrease in net tangible book value of $7.95 per share to new investors.

The following table summarizes, on a pro forma basis, as of June 30, 2006, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors at an assumed initial public offering price of $11.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	15,948,545	76%	$87,830,839	61%	$5.51
New investors	5,000,000	24	55,000,000	39	$11.00

Total	20,948,545	100.0%	$142,830,839	100.0%

The discussion and the tables above assume no exercise of stock options outstanding on June 30, 2006 and no issuance of shares reserved for future issuance under our equity compensation plans. In addition, the numbers set forth in the table above assume the conversion as of June 30, 2006 of all outstanding shares of our preferred stock and Class A nonvoting common stock into shares of our common stock. As of June 30, 2006, there were:

•	5,323,252 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.33 per share;

•	2,000,000 shares of common stock to be initially reserved for issuance under our 2006 Equity Incentive Plan; and

•	an additional 207,782 shares of common stock and 509,396 shares of Class A nonvoting common stock reserved for issuance under our other equity compensation plans, which will not be available for issuance after this offering.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 74% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to 5,750,000 or approximately 26% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheet data at December 31, 2004 and 2005 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2005 and 2006 are derived from our unaudited interim financial statements included in this prospectus. The historical results are not necessarily indicative of the results to be expected in future periods.

The following data should be read together with our consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

We effected a 1-for-2 reverse stock split of our common stock, convertible preferred stock and Class A nonvoting common stock in September 2006. All share and per share amounts contained in our consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands, except per share information)
Revenue:
Commission	$9,166	$16,500	$21,868	$29,783	$41,237	$19,040	$26,556
License and other	121	80	368	432	515	161	676

Total revenue	9,287	16,580	22,236	30,215	41,752	19,201	27,232
Operating costs and expenses:
Cost of revenue-sharing	103	542	600	447	614	278	483
Marketing and advertising (1)	10,384	7,472	7,002	12,732	17,786	8,011	10,006
Customer care and enrollment (1)	6,905	5,906	6,185	7,577	8,822	4,172	5,304
Technology and content (1)	7,293	6,668	6,595	7,461	8,054	3,825	4,653
General and administrative (1)	5,791	5,644	5,123	5,385	7,108	3,217	4,232

Total operating costs and expenses	30,476	26,232	25,505	33,602	42,384	19,503	24,678

Income (loss) from operations	(21,189)	(9,652)	(3,269)	(3,387)	(632)	(302)	2,554
Other income, net	1,422	6	74	60	239	93	212

Income (loss) before provision for income taxes	(19,767)	(9,646)	(3,195)	(3,327)	(393)	(209)	2,766
Provision for income taxes	—	—	—	—	21	—	72

Net income (loss)	$(19,767)	$(9,646)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

Net income (loss) per common share:
Basic – common stock	$(4.67)	$(2.18)	$(0.74)	$(0.74)	$(0.09)	$(0.05)	$0.55
Basic – Class A nonvoting common stock	—	—	—	—	$(0.09)	—	$0.55
Diluted – common stock	$(4.67)	$(2.18)	$(0.74)	$(0.74)	$(0.09)	$(0.05)	$0.14
Diluted – Class A nonvoting common stock	—	—	—	—	$(0.09)		$0.14
Net income (loss):
Allocated to common stock	$(19,767)	$(9,646)	$(3,195)	$(3,327)	$(414)	$(209)	$2,669
Allocated to Class A nonvoting common stock	—	—	—	—	—	—	25

Net income (loss)	$(19,767)	$(9,646)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands, except per share information)
Weighted-average number of shares used in per share amounts:
Basic – common stock	4,229	4,428	4,331	4,473	4,661	4,596	4,867
Basic – Class A nonvoting common stock	—	—	—	—	3	—	45
Diluted – common stock	4,229	4,428	4,331	4,473	4,661	4,596	19,078
Diluted – Class A nonvoting common stock	—	—	—	—	3	—	45
__________
(1) Includes stock-based compensation as follows:
Marketing and advertising	$—	$—	$49	$59	$97	$93	$11
Customer care and enrollment	—	—	25	7	6	4	13
Technology and content	—	—	9	14	62	26	89
General and administrative	269	68	9	19	26	10	39

Total	$269	$68	$92	$99	$191	$133	$152

	As of December 31,					As of June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)					(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$23,933	$14,343	$10,646	$8,707	$9,415	$11,693
Working capital	19,946	10,588	8,149	4,797	3,636	5,388
Total assets	28,523	18,152	14,620	12,898	15,165	19,400
Other non-current liabilities	270	63	17	59	212	201
Convertible preferred stock	86,305	86,351	86,422	86,370	86,319	86,319
Accumulated deficit	(63,550)	(73,196)	(76,391)	(79,718)	(80,132)	(77,438)
Total stockholders’ deficit	(62,859)	(72,383)	(75,453)	(78,396)	(78,181)	(74,952)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading online source of health insurance for individuals, families and small businesses. Our ecommerce platform enables individuals, families and small businesses to research, analyze, compare and purchase health insurance products that best meet their needs. Our technology also enables us to communicate electronically with our insurance carrier partners and process consumers’ health insurance applications online. As a result, we simplify and streamline the complex and traditionally paper-intensive health insurance sales and purchasing process.

Since our incorporation in November 1997 we have spent approximately $50 million on technology and content related to our ecommerce platform. We have also invested significant time and resources in obtaining licenses to sell health insurance in all 50 states and the District of Columbia, developing diverse and successful member acquisition programs and establishing relationships with over 150 health insurance carriers, enabling us to offer more than 5,000 health insurance products online. Our first online transaction relating to the sale of a health insurance policy was completed during the fourth quarter of 1998.

Our financial model is characterized by recurring revenue, an average member life that exceeds two years and health insurance pricing that is set by each health insurance carrier and approved by state regulators. We generate revenue primarily from commissions we receive from health insurance carriers whose policies are purchased through us by individuals, families and small businesses. We typically receive commission payments on a monthly basis for as long as a policy remains active. As a result, much of our revenue for a given financial reporting period relates to policies that we sold prior to the beginning of the period and is recurring in nature. Because health insurance pricing is set by the carrier and approved by state regulators, health insurance pricing is fixed. We, therefore, are not generally subject to negotiation or discounting of prices by health insurance carriers or our competitors.

Sources of Revenue

Revenue

We generate substantially all of our revenue from commissions paid to us by health insurance carriers whose health insurance policies we have sold. Commission revenue represented 98.3%, 98.6%, 98.8% and 97.5% of our total revenue in 2003, 2004, 2005 and the six months ended June 30, 2006. The remainder of our revenue is primarily attributable to licensing arrangements related to our technology and carrier sponsorship advertising on our website. Our commission revenue grew from $21.9 million in 2003 to $29.8 million in 2004 and $41.2 million in 2005, principally as a result of our penetration of the individual, family and small business health insurance markets and corresponding growth in our membership. We estimate that as of June 30, 2006 we had more than 325,000 members. We define a member as an individual currently covered by an insurance product for which we are entitled to receive compensation.

We believe that there is significant opportunity to expand our share of the individual, family and small business health insurance markets and thereby increase our revenue. For example, our share of the individual and family health insurance market as of December 31, 2005 represented less than 2% of the total market of

17 million individuals in the United States who directly purchased their health insurance coverage. Historically, our revenue and business have been more significantly affected by the rate of growth in the number of consumers using the Internet to research and purchase health insurance than by the rate at which the health insurance industry has grown. We expect that the rate of online adoption will continue to be a primary driver of our revenue.

Our commission revenue generally represents a percentage of the insurance premium a member has paid to his or her insurance carrier and, to a lesser extent, commission override payments that insurance carriers pay us for achieving sales volume thresholds or other objectives. Commission rates vary by carrier and by the type of plan purchased by a member. Commission rates also can vary based upon the amount of time that the policy has been active, with commission rates for individual and family policies typically being higher in the first twelve months of the policy. Individuals, families and small businesses purchasing health insurance through us typically pay their premiums on a monthly basis. Insurance carriers typically pay us our commissions monthly, after they receive the premium payment from the member. We continue to receive the commission payment from the relevant insurance carrier until the health insurance policy is cancelled or we otherwise do not remain the agent on the policy. As a result, the majority of our revenue is recurring in nature and grows in correlation with the growth we experience in our membership base. At the beginning of an accounting period, we have visibility with respect to the majority of our revenue for that accounting period since revenue for that accounting period is primarily attributable to policies previously purchased by our members.

The commission that we receive per member for a given period depends upon both the premium amount and the commission rate applicable to the member’s policy. In the past two years, our commission earned per member per month has increased on average more than 6% per year. This is the result of both inflation in premiums and the mix of health insurance products our members chose to purchase.

We recognize commission revenue when the commission is reported to us by a carrier, which occurs through our receipt of a cash payment and a commission statement. We report commission revenue net of an allowance for future forfeiture amounts payable to our carriers due to policy cancellations. Commission override payments, which are recognized on the same basis as premium commissions, are generally reported to us in a more irregular pattern than premium commissions. As a result, our revenue for a particular quarter could be higher or lower than expectations due to the timing of the reporting of commission override payments.

Revenue attributable to individual and family product offerings represented more than 80% of our total revenue in 2005. We define individual and family product offerings as major medical individual and family health insurance plans, which does not include small business, short-term major medical, stand-alone dental, life and student health insurance product offerings.

Member Acquisition

An important factor in our revenue growth is the growth of our member base. Our marketing initiatives are an important component of our strategy to grow our member base and are focused on three primary member acquisition channels: direct, marketing partners and online advertising. Our marketing initiatives are designed to attract consumers to complete an online application for health insurance on our ecommerce platform.

Direct.    Our direct member acquisition channel consists of consumers who access our website addresses (www.ehealth.com and www.ehealthinsurance.com) either directly or through unpaid (natural) search listings on major Internet search engines and directories. For the year ended December 31, 2005, applications submitted through us for individual and family health insurance products from our direct channel constituted approximately 40% of all individual and family health insurance applications submitted on our website. Submitted applications from this channel increased by 19% in 2005 over 2004. We expect our direct channel will continue to be our most cost-effective channel.

Marketing Partners.    Our marketing partner member acquisition channel consists of consumers who access our website through a network of financial services and other companies. Growth in our marketing partner channel depends upon our expanding joint marketing programs with existing partners and adding new partners to our network. For the year ended December 31, 2005, applications submitted through us for individual and family health insurance products for which we paid fees to our marketing partners constituted approximately 34% of all individual and family health insurance applications submitted on our website. Submitted applications for individual and family health insurance products in our marketing partner channel increased by 73% in 2005 over 2004. Our marketing partner channel is the primary driver of our small business member acquisition.

Online Advertising.    Our online advertising channel consists of consumers who access our website through paid keyword search advertising from leading search engines such as Google, MSN and Yahoo!, as well as various Internet marketing programs such as banner advertising, email marketing and an integrated partnership with MSN. For the year ended December 31, 2005, applications submitted through us for individual and family health insurance products from our online advertising channel constituted approximately 26% of all individual and family health insurance applications submitted on our website. Submitted applications from this channel increased by 18% in 2005 over 2004.

Operating Costs and Expenses

Cost of Revenue-Sharing

Cost of revenue-sharing consists primarily of payments related to health insurance policies sold to members who were referred to our website by marketing partners with whom we have revenue-sharing arrangements. In order to enter into a revenue-sharing arrangement, these marketing partners must be licensed to sell health insurance in the state where the policy is sold. Costs related to revenue-sharing arrangements are expensed as the related revenue is recognized.

Marketing and Advertising

Marketing and advertising expenses consist primarily of member acquisition expenses associated with our direct, marketing partner and online advertising channels, in addition to compensation and other expenses related to marketing, business development, public relations and carrier relations personnel who support our offerings. Our direct channel expenses primarily consist of direct mail, television and radio advertising and associated costs.

We generally compensate our marketing partners by paying a one-time fee each time a consumer referral from a partner results in a submitted health insurance application on our ecommerce platform, regardless of whether the consumer’s application is approved by the health insurance carrier. We recognize these expenditures in the period when a marketing partner’s referral results in the submission of a health insurance application on our website. The number of health insurance applications submitted through our ecommerce platform has generally increased in our first quarter compared to our fourth quarter and in our third quarter compared to our second quarter. Conversely, we have generally experienced a decline in submitted applications in our second quarter compared to our first quarter and in our fourth quarter compared to our third quarter. Since a significant portion of our marketing and advertising expenses are driven by the number of health insurance applications submitted on our ecommerce platform, those expenses generally have increased or decreased in conjunction with these seasonal patterns. In addition, because the total volume of submitted applications that we receive from our marketing partners is largely outside of our control, particularly during any short-term period, we could incur expenses in excess of the amounts we had planned in periods of rapid growth in the volume of submitted applications from marketing partner referrals. Accordingly, an unanticipated increase in submitted applications resulting from marketing partner referrals could cause our net income to be lower than our expectation since the revenue to be derived from such applications will not be recognized until future periods.

Paid keyword search advertising on search engines represents the majority of expenses in our online advertising channel. We incur expenses associated with search engine advertising in the period in which the consumer clicks on the advertisement. We actively manage our paid keyword search advertising expense, taking into account the productivity and relative cost of paid keyword search compared to other marketing channels to control the amount of expense incurred during a given period.

We believe the cost of acquiring new members will continue to fluctuate based upon the mix of health insurance applications submitted through our three marketing channels, the mix of marketing partners referring consumers to our website, the overall trend in costs of online marketing including banner ads and keywords purchased by us, as well as the amounts we pay new marketing partners to refer consumers to our website. We expect marketing and advertising expenses to continue to increase for the remainder of 2006.

Customer Care and Enrollment

Customer care and enrollment expenses consist of compensation and related expenses for personnel engaged in pre-sales assistance to applicants who call our customer care center and enrollment personnel who assist applicants during the underwriting process. We expect customer care and enrollment expenses to grow in future periods.

Technology and Content

Technology and content expenses consist primarily of compensation and related expenses for personnel associated with developing and enhancing our website technology as well as maintaining our website. A portion of our technology and content group is located at our wholly-owned subsidiary in China, where technology development costs are generally lower. Our technology and content expenses incurred in China totaled $0.7 million in 2005. We expect our technology and content expenses to increase at a faster rate in 2006 than in the prior two years due to our increased focus on technology development, including the enhancement of our ecommerce platform.

General and Administrative

General and administrative expenses consist primarily of compensation and related expenses for staff working in our finance, legal, human resources, facilities and internal information technology departments. These expenses also include fees paid for outside professional services, mainly for audit, tax, legal and information technology consulting. We expect our general and administrative expenses to increase significantly for the remainder of 2006 due to the increased costs associated with operating as a public company and the costs necessary to support the expected growth in our business.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to the useful lives of long-lived assets including property and equipment, fair value of investments, fair value of intangible assets, allowances for commission forfeitures payable to carriers, fair value of our common stock for the purpose of determining stock-based compensation and income taxes, among others. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results may differ materially from these estimates.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize commission revenue when our commission is reported to us by a health insurance carrier, net of an allowance for future forfeiture amounts payable to carriers due to policy cancellations. Commissions are reported to us by a cash payment and commission statement. We use the data in the commission statements to identify the members for which we are receiving a commission payment and the amount received for each member, and to estimate our allowance for forfeitures. We are not obligated with respect to the insurance coverage sold through our ecommerce platform. As a result, we recognize the net amount of compensation earned as the agent in the transaction.

We rely on health insurance carriers to report accurately and in a timely manner the amount of commissions earned by us, and we calculate our commission revenues, prepare our financial reports, projections and budgets, and direct our marketing and other operating efforts based on the reports we receive from them. Each month we analyze the reports we receive from our carriers by comparing such data to the database we maintain on our members. We have not historically experienced material inaccuracies in amounts reported to us by our carriers. It is often difficult for us to independently determine whether or not carriers are reporting all commissions due to us, primarily because the majority of our members who terminate their policies do so by discontinuing their premium payments to the carrier instead of by informing us of the cancellation. This results in our having to identify underpayment or non-payment of commissions on a policy and follow up with a carrier to obtain an explanation and/or request correction of the amount of commissions paid to us. To date, we have not had disputes of any significance with our carriers related to reported commissions. To the extent that carriers understate or fail to report the amount of commissions due to us, we will not collect and recognize revenue to which we are entitled which, if material in amount, would adversely affect our operating results and financial condition.

Commission override revenue, which we recognize on the same basis as premium commissions, is generally reported to us in a more irregular pattern than premium commissions. As a result, our revenues for a particular quarter could be higher or lower than expectations due to the timing of the reporting of commission override revenue to us.

Certain commission amounts are subject to forfeiture in circumstances where a member has prepaid his or her premium for a future period of coverage and subsequently cancels his or her policy before the completion of that period. We estimate and record an allowance for these forfeitures based on historical cancellation experience using data provided on commission statements. The forfeitures are typically reported to us by health insurance carriers one to two months after the commission is reported and paid to us by the carrier. Our estimate of the allowance for forfeitures includes an estimate of both the reporting time lag and the forfeiture amount. Changes in our historical trends would result in changes to our estimated forfeitures in future periods. There were no significant changes in our forfeiture rates or reporting time lag during the years ended December 31, 2003, 2004 and 2005 or the six months ended June 30, 2006. The allowance for forfeitures totaled $0.2 million at each of December 31, 2004 and 2005 and $0.3 million at June 30, 2006.

We defer revenue amounts that have been reported to us related to transactions where our services are complete, but where we cannot currently estimate the allowance for future forfeitures related to those amounts. A significant majority of our deferred revenue at June 30, 2006, totaling $0.7 million, related to a single health insurance carrier that, effective January 2005, changed its basis for calculating and reporting commission amounts from a percentage of the premium it collected to a percentage of the premium it billed. Since this was the first carrier to calculate and report commission amounts on this basis, we did not have sufficient historical forfeiture experience to estimate and record an appropriate allowance for forfeitures as commission amounts were reported to us by the carrier. Accordingly, all commission amounts reported to us by the carrier since the beginning of 2005 were deferred. We expect to have sufficient experience to estimate an allowance for forfeitures for this carrier by the end of 2006, at which time all amounts previously deferred will be recorded as revenue, net of an allowance for forfeitures.

Internal-use Software and Website Development Costs

We account for internal-use software and website development costs in accordance with the guidance set forth in Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF Issue No. 00–2, Accounting for Web Site Development Costs. We capitalize costs of materials, consultants and compensation and related expenses of employees who devote time to the development of internal-use software; however, we expense as incurred all website development costs for new features and functionalities since it is not probable that they will result in additional functionality until they are both developed and tested with confirmation that they are more effective than the current set of features and functionalities on our website. Our judgment is required in determining the point at which various projects enter the states at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized, which is generally three years. To the extent that we change the manner in which we develop and test new features and functionalities related to our website, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of website development costs we capitalize and amortize in future periods would be impacted. The net book value of capitalized internal-use software totaled approximately $0.2 million as of December 31, 2004 and $0.1 million as of December 31, 2005 and $30,000 as of June 30, 2006.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and complied with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure (SFAS 148). Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option’s vesting period.

On January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (SFAS 123R), which requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant, and to recognize the cost over the period during which the employee is required to provide services in exchange for the award. We adopted SFAS 123R using the prospective method, which requires us to apply its provisions only to stock-based awards to employees granted on or after January 1, 2006, and to awards modified, repurchased or cancelled, on or after January 1, 2006. In anticipation of the adoption of SFAS 123R, we did not modify the terms of any previously granted stock options or restricted stock awards.

During the six months ended June 30, 2006, we recorded stock-based compensation expense totaling $59,000 related to stock options and restricted stock awards granted to employees and accounted for in accordance with the provisions of SFAS 123R. At June 30, 2006, total unrecognized stock-based compensation cost related to stock options and restricted stock awards granted to employees under our stock plans and accounted for in accordance with SFAS 123R was approximately $1.2 million, net of estimated forfeitures of approximately $133,000. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.8 years and will be adjusted for subsequent changes in estimated forfeitures.

Stock-based compensation expense recognized during the six months ended June 30, 2006 consisted of stock-based compensation related to stock option and restricted stock awards granted prior to January 1, 2006, which was calculated in accordance with APB 25, and stock-based compensation for all stock-based awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with SFAS 123R. The adoption of SFAS 123R will result in higher amounts of stock-based compensation expense in the future for awards granted after January 1, 2006 than would have been recorded if we had continued to apply the provisions of APB 25. The grant date fair value was determined using the Black-Scholes-Merton pricing model and a single option award approach. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment

(SAB 107). The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We have estimated the volatility and forfeiture rates used as inputs to the model based on an analysis of the most similar public companies for which we have data. We have used judgment in selecting these companies, as well as evaluating the available historical and implied volatility and forfeiture data for these companies. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based awards on a prospective basis, and incorporating these factors into the model.

The accounting for and disclosure of employee and non-employee equity instruments, primarily stock options, restricted common stock and Class A nonvoting common stock, and preferred and common stock warrants, requires judgment by management on a number of assumptions, including the fair value of the underlying instrument, the expected term of the outstanding instrument and the instrument’s volatility. Changes in key assumptions will significantly impact the valuation of such instruments. Because there is no public market for our stock, for periods prior to the second quarter of 2005, our board of directors determined the fair value of our common stock based upon internal valuation analyses prepared by management, which considered sales of our common stock to unrelated independent third parties. Beginning in the second quarter of 2005, our board of directors determined the fair value of our common stock based upon contemporaneous valuations by an unrelated valuation specialist, Financial Strategies Consulting Group, LLC. The contemporaneous valuations used the probability-weighted expected return method.

Determining the fair value of our common stock requires us to make complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs as well as appropriate probabilities of future events and discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates.

The intrinsic value of outstanding vested and unvested stock options at June 30, 2006, was $41.1 million based on an assumed initial public offering price of $11.00 per share. The intrinsic value of options outstanding at June 30, 2006, was $50.9 million based on a fair value of our common stock of $12.90 per share based upon a contemporaneous valuation by an unrelated valuation specialist at that date. The intrinsic value of options outstanding does not impact the amount of stock-based compensation expense to be recorded in future periods. Future stock-based compensation expense is dependent upon the fair value of each option at the date each option is granted.

Accounting for Income Taxes

We account for income taxes using the liability method as required by SFAS No. 109, Accounting for Income Taxes (SFAS 109). Under SFAS 109, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities, using enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in our financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, which gives rise to a deferred tax asset or liability. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. Currently, we have a full valuation allowance for our net deferred tax assets as we have determined that it is more likely than not that we would not realize those assets due to our history of losses. To the extent we conclude that future taxable income and ongoing tax planning strategies warrant the release of all or a portion of the valuation allowance, an adjustment to the deferred tax asset would result in significant income tax benefit in such period.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax expense together with assessing temporary differences that may result in deferred tax assets. We currently expect our effective tax rate for 2006 to be substantially lower than the statutory federal rate primarily due to our utilization of net operating loss credit carryforwards, which totaled $73.6 million for federal income tax purposes and $43.2 million for state income tax purposes at December 31, 2005. However, the net operating loss credit carryforwards do not reduce to zero our expected tax rate for 2006 due to alternative minimum taxes that we estimate we will owe for both federal and state income tax purposes. Future changes in various factors such as federal and state income tax rates, potential limitations on the use of our federal and state net operating loss credit carryforwards and changes in our valuation allowance would impact our estimates, and as a result, could affect our effective tax rate and the amount of income tax expense we record in future periods.

Results of Operations

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenue:
Commission	98.3%	98.6%	98.8%	99.2%	97.5%
Licensing and other	1.7	1.4	1.2	0.8	2.5

Total revenue	100.0	100.0	100.0	100.0	100.0
Operating costs and expenses:
Cost of revenue-sharing	2.7	1.5	1.5	1.5	1.8
Marketing and advertising	31.5	42.1	42.6	41.7	36.7
Customer care and enrollment	27.8	25.1	21.1	21.7	19.5
Technology and content	29.7	24.7	19.3	19.9	17.1
General and administrative	23.0	17.8	17.0	16.8	15.5

Total operating costs and expenses	114.7	111.2	101.5	101.6	90.6

Income (loss) from operations	(14.7)	(11.2)	(1.5)	(1.6)	9.4
Other income, net	0.3	0.2	0.6	0.5	0.8

Income (loss) before provision for income taxes	(14.4)	(11.0)	(0.9)	(1.1)	10.2
Provision for income taxes	—	—	0.1	—	0.3

Net income (loss)	(14.4)%	(11.0)%	(1.0)%	(1.1)%	9.9%

Six Months Ended June 30, 2005 and 2006

Revenue

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Revenue:
Commission	$19,040	$26,556
Percentage of total revenue	99%	98%
Licensing and other	161	676
Percentage of total revenue	1%	2%

Total revenue	$19,201	$27,232

Revenue increased by $8.0 million, or 42%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, primarily due to an increase in our membership and, to a lesser extent, an increase in the commission earned per member. Our estimated membership increased from 241,000 at June 30, 2005 to 328,000 at June 30, 2006. We also experienced a $0.2 million increase during the six months ended June 30, 2006 compared to the six months ended June 30, 2005, in commission override revenue received as a result of the achievement of annual objectives. Licensing and other revenue increased by $0.5 million during the six months ended June 30, 2006 compared to the six months ended June 30, 2005 primarily due to additional carrier sponsorships on our websites. We expect licensing and other revenue to increase as a percentage of total revenue in the future.

Cost of Revenue-Sharing

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Cost of revenue-sharing	$278	$483
Percentage of total revenue	1%	2%

Cost of revenue-sharing increased $0.2 million, or 74%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, due to an increase in both the number and the proportion of health insurance policies sold to members who were referred to our website by marketing partners with whom we have revenue-sharing arrangements. Included in cost of revenue-sharing for the six months ended June 30, 2006 was $0.1 million of revenue-sharing expense related to commission revenue we recognized during the quarter associated with a partner who is in the process of transferring certain small business members to us and with whom we share a percentage of the ongoing commissions we receive on these transferred policies. We expect these transfers to continue to occur for the rest of the year and revenue-sharing expenses from this partner to increase during this period. As a result, cost of revenue-sharing increased from 1% of total revenue during the six months ended June 30, 2005 to 2% during the six months ended June 30, 2006.

Marketing and Advertising

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Marketing and advertising	$8,011	$10,006
Percentage of total revenue	42%	37%

Marketing and advertising expenses increased by $2.0 million, or 25%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This was primarily due to a $2.1 million increase in marketing partner channel expenses. As a percentage of total revenue, total marketing and advertising expenses decreased from 42% for the six months ended June 30, 2005 to 37% for the six months ended June 30, 2006. Our cost of acquiring a new member, which we define as total marketing and advertising expenses for a period divided by the number of members included on applications for individual and family product offerings submitted during the period, decreased 10% from $49.35 for the six months ended June 30, 2005 to $44.41 for the six months ended June 30, 2006. This decrease primarily resulted from a decrease in the percentage of individual and family health insurance applications submitted from our online advertising channel from 27% of our applications in the six months ended June 30, 2005 to 23% in the six months ended June 30, 2006 and an increase in the percentage of applications submitted from our marketing partner channel from 32% of our applications in the six months ended June 30, 2005 to 37% in the six months ended June 30, 2006.

Customer Care and Enrollment

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Customer care and enrollment	$4,172	$5,304
Percentage of total revenue	22%	19%

Customer care and enrollment expenses increased by $1.1 million, or 27%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, due to higher compensation and related expenses associated with the increased number of personnel necessary to service the increased volume of health insurance applications submitted through our website. Customer care and enrollment expenses decreased from 22% of total revenue for the six months ended June 30, 2005 to 19% for the six months ended June 30, 2006 as a result of economies of scale achieved by our customer care and enrollment operations.

Technology and Content

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Technology and content	$3,825	$4,653
Percentage of total revenue	20%	17%

Technology and content expenses increased by $0.8 million, or 22%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This increase was primarily due to higher compensation and related expenses associated with the increased number of personnel necessary to develop and maintain our technology and website content. Technology and content costs decreased from 20% of total revenue for the six months ended June 30, 2005 to 17% for the six months ended June 30, 2006 as a result of economies of scale achieved by our technology and content operations.

General and Administrative

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
General and administrative	$3,217	$4,232
Percentage of total revenue	17%	16%

General and administrative expenses increased by $1.0 million, or 32%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, primarily due to increased compensation and related expenses associated with increased headcount in our finance and legal departments. General and administrative expenses decreased from 17% of total revenue for the six months ended June 30, 2005 to 16% for the six months ended June 30, 2006 as a result of our revenue growing at a higher rate than general and administrative expenses.

Other Income, Net

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Other income, net	$93	$212
Percentage of total revenue	—%	1%

Other income, net primarily consists of interest income earned on cash and cash equivalent balances, offset by administrative bank fees and interest expense on our capital lease obligations. Other income, net increased by $0.1 million, or 128%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This increase was primarily due to an increase in earnings on our invested assets caused by a rise in the average 30-day yield paid on our cash balances as well as a $2.5 million increase in cash and cash equivalents at June 30, 2006 compared to June 30, 2005.

Provision for Income Taxes

	Six Months Ended June 30,
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Provision for income taxes	$—	$72
Effective tax rate	—%	2%

We recorded a provision for income taxes for the six months ended June 30, 2006 attributable to federal and state alternative minimum taxes currently payable due to limits on the amount of net operating losses that may be applied against income earned during the period under current tax regulations. For the six months ended June 30, 2005, no provision for income taxes was recorded due to our net loss position. At June 30, 2006, we maintained a full valuation allowance against our deferred tax assets based on the determination that it was more likely than not that the deferred tax assets would not be realized.

Our future effective income tax rate will depend on various factors, such as changes in our valuation allowance, pending or future tax law changes including rate changes and the tax benefit from research and development credits, potential limitations on the use of federal and state net operating loss carryforwards and state and foreign taxes.

Years Ended December 31, 2003, 2004 and 2005

Revenue

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Commission	$21,868	$29,783	$41,237
Percentage of total revenue	98%	99%	99%
Licensing and other	368	432	515
Percentage of total revenue	2%	1%	1%

Total revenue	$22,236	$30,215	$41,752

Revenue increased by $11.5 million, or 38%, from 2004 to 2005 due to an increase in commission revenue resulting primarily from an increase in our membership and, to a lesser extent, an increase in the commission earned per member. Our estimated membership increased from 212,000 at December 31, 2004 to 278,000 at December 31, 2005.

Revenue increased by $8.0 million, or 36%, from 2003 to 2004 due to an increase in commission revenue resulting primarily from an increase in our membership and, to a lesser extent, an increase in the commission earned per member. Our estimated membership increased from 162,000 at December 31, 2003 to 212,000 at December 31, 2004.

The following table shows the estimated number of our members as of the end of each period indicated:

	2003	2004	2005
March 31	139,000	173,000	228,000
June 30	147,000	185,000	241,000
September 30	156,000	201,000	258,000
December 31	162,000	212,000	278,000

Operating Costs and Expenses

Cost of Revenue-Sharing

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Cost of revenue-sharing	$600	$447	$614
Percentage of total revenue	3%	1%	1%

Cost of revenue-sharing increased $0.2 million, or 37%, from 2004 to 2005 commensurate with the increase in revenue of 38%. As a percentage of total revenue, these costs remained relatively stable at 1% for both 2005 and 2004.

Cost of revenue-sharing declined $0.2 million, or 26%, from 2003 to 2004 primarily due to a decline in revenue-sharing expense resulting from the conversion of our largest revenue-sharing partner at that time to a compensation structure based on a one-time fee when its consumer referrals resulted in a submitted health insurance application on our website, regardless of whether those applications were ultimately approved. The conversion took place during the third quarter of 2003. As a percentage of total revenue, cost of revenue-sharing declined from 3% in 2003 to 1% in 2004.

Marketing and Advertising

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Marketing and advertising	$7,002	$12,732	$17,786
Percentage of total revenue	31%	42%	43%

Marketing and advertising expenses increased by $5.1 million, or 40%, from 2004 to 2005. This was primarily due to a $4.7 million increase in advertising expense driven by significant growth in marketing partner channel expenses and, to a lesser extent, growth in expenses related to our online advertising channel. The growth in expenses from these channels was primarily related to the growth in the number of applications submitted on our website from 2004 to 2005, and, to a lesser extent, an increase in the average cost per submitted member. Additionally, we had a $0.9 million increase in compensation and related expenses as a result of increased headcount and a $0.5 million increase due to additional publicity and public relations campaigns during 2005. These increases were partially offset by a decrease of $1.2 million in spending on certain offline advertising initiatives in 2005 as compared to 2004. As a percentage of total revenue, these expenses remained stable when compared with 2004. The cost of acquiring new members increased 7% from $47.33 in 2004 to $50.62 in 2005.

Marketing and advertising expenses increased by $5.7 million, or 82%, from 2003 to 2004. This was primarily due to a $4.3 million increase in expenses driven by significant growth in our online advertising channel expenses and, to a lesser extent, increases in marketing partner channel expenses. The increase in marketing and advertising expenses was also due to an increase of $1.1 million in spending in our direct channel. As a percentage of total revenue, marketing and advertising expenses increased from 31% in 2003 to 42% in 2004. The cost of acquiring new members increased 37% from $34.50 in 2003 to $47.33 in 2004 primarily due to an increase in television and radio advertising expenses in 2004.

Customer Care and Enrollment

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Customer care and enrollment	$6,185	$7,577	$8,822
Percentage of total revenue	28%	25%	21%

Customer care and enrollment expenses increased by $1.2 million, or 16%, from 2004 to 2005. This was due to higher compensation and related expenses associated with increased headcount necessary to service the increased volume of submitted applications through our website. Customer care and enrollment expenses were 21% of total revenue in 2005, a decrease from 25% in 2004 as a result of economies of scale achieved in our customer care and enrollment operations in 2005.

Customer care and enrollment expenses increased by $1.4 million, or 23%, from 2003 to 2004. This was due primarily to higher compensation and related expenses associated with increased headcount. Customer care and enrollment expenses were 25% of total revenue, down from 28% in 2003 as a result of economies of scale achieved in our customer care and enrollment operations in 2004.

Technology and Content

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Technology and content	$6,595	$7,461	$8,054
Percentage of total revenue	30%	25%	19%

Technology and content expenses increased by $0.6 million, or 8%, from 2004 to 2005, due primarily to higher compensation and related expenses associated with increased headcount. Technology and content expenses decreased from 25% of total revenue in 2004 to 19% in 2005 as a result of economies of scale achieved in our technology and content operations in 2005.

Technology and content expenses increased by $0.9 million, or 13%, from 2003 to 2004, due primarily to increased compensation and related expenses associated with increased headcount. Technology and content expenses decreased from 30% of total revenue in 2003 to 25% in 2004 as a result of economies of scale achieved in our technology and content operations in 2004.

General and Administrative

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
General and administrative	$5,123	$5,385	$7,108
Percentage of total revenue	23%	18%	17%

General and administrative expenses increased by $1.7 million, or 32%, from 2004 to 2005. The largest portion of this increase, $0.8 million, related to increased compensation and related expenses associated with increased headcount in our finance and legal departments. Expenses for outside professional services associated with our accounting, legal and internal information technology departments increased by $0.7 million during 2005 due to growth in our operations and process improvements in preparation for future operation as a public company. As a percentage of our total revenue, general and administrative expenses remained relatively stable compared to 2004.

General and administrative expenses increased by $0.3 million, or 5%, from 2003 to 2004. This increase in expenses was primarily due to higher compensation and related expenses associated with increased headcount, as well as moving expenses for the relocation of both of our U.S. facilities during the year. These items were offset in part by a net reduction in outside professional service expenses during 2004. At 18% of our total revenue, general and administrative expenses decreased from 23% in 2003 as a result of our revenue growing at a higher rate than general and administrative expenses in 2004.

Other Income, Net

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Other income, net	$74	$60	$239
Percentage of total revenue	—%	—%	1%

Other income, net increased by $0.2 million, or 298%, from 2004 to 2005. This increase was due primarily to an increase in earnings on our invested assets caused by a rise in the average 30-day yield paid on our cash balances, combined with an increase in our combined cash and cash equivalents balances. We experienced a $14,000, or 19%, decrease in other income, net from 2003 to 2004. This was due primarily to a reduction in our combined cash, cash equivalents and short-term investment balances.

Provision for Income Taxes

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except percentages)
Provision for income taxes	$—	$—	$21
Effective tax rate	—%	—%	5%

We recorded a provision for income taxes in 2005 attributable to federal alternative minimum taxes currently payable due to limits on the amount of net operating losses that may be applied against income earned in 2005 under current tax regulations. In 2003 and 2004, no provision for income taxes was recorded due to our net loss position. At December 31, 2005, we maintained a full valuation allowance against our deferred tax assets based on the determination that it was more likely than not that the deferred tax assets would not be realized.

Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated results of operations and our unaudited quarterly consolidated results of operations as a percentage of revenue for the ten quarters ended June 30, 2006. The unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements. You should read the following tables presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our consolidated operating results for the quarters presented. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Quarter Ended
	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006
	(unaudited)
	(in thousands)
Revenue:
Commission	$6,410	$7,141	$7,834	$8,398	$8,924	$10,116	$10,726	$11,471	$12,719	$13,837
License and other	112	105	121	94	76	85	118	236	316	360

Total revenue	6,522	7,246	7,955	8,492	9,000	10,201	10,844	11,707	13,035	14,197
Operating costs and expenses:
Cost of revenue-sharing	96	125	113	113	120	158	163	173	204	279
Marketing and advertising (1)	2,810	3,156	3,269	3,497	3,774	4,237	4,967	4,808	4,860	5,146
Customer care and enrollment (1)	1,758	1,805	2,017	1,997	1,996	2,176	2,229	2,421	2,596	2,708
Technology and content (1)	1,754	1,841	1,918	1,948	1,870	1,955	2,091	2,138	2,256	2,397
General and administrative (1)	1,270	1,376	1,286	1,453	1,562	1,655	1,871	2,020	2,085	2,147

Total operating costs and expenses	7,688	8,303	8,603	9,008	9,322	10,181	11,321	11,560	12,001	12,677

Income (loss) from operations	(1,166)	(1,057)	(648)	(516)	(322)	20	(477)	147	1,034	1,520
Other income, net	13	6	16	25	40	53	49	97	91	121

Income (loss) before provision for income taxes	(1,153)	(1,051)	(632)	(491)	(282)	73	(428)	244	1,125	1,641
Provision for income taxes	—	—	—	—	—	—	—	21	23	49

Net income (loss)	$(1,153)	$(1,051)	$(632)	$(491)	$(282)	$73	$(428)	$223	$1,102	$1,592

____________
(1) Includes stock-based compensation as follows:
Marketing and advertising	$22	$4	$4	$29	$5	$88	$3	$1	$—	$11
Customer care and enrollment	1	2	2	2	2	2	1	1	4	9
Technology and content	4	4	3	3	12	14	18	18	30	59
General and administrative	4	5	5	5	5	5	8	8	7	32

Total	$31	$15	$14	$39	$24	$109	$30	$28	$41	$111

	Quarter Ended
	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
Revenue:
Commission	98.3%	98.6%	98.5%	98.9%	99.2%	99.2%	98.9%	98.0%	97.6%	97.5%
Licensing and other	1.7	1.4	1.5	1.1	0.8	0.8	1.1	2.0	2.4	2.5

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Operating costs and expenses:
Cost of revenue-sharing	1.5	1.7	1.4	1.3	1.3	1.5	1.5	1.5	1.6	2.0
Marketing and advertising	43.1	43.6	41.1	41.2	41.9	41.6	45.8	41.1	37.3	36.2
Customer care and enrollment	27.0	24.9	25.4	23.5	22.2	21.3	20.6	20.7	19.9	19.1
Technology and content	26.9	25.4	24.1	22.9	20.8	19.2	19.3	18.2	17.3	16.9
General and administrative	19.5	19.0	16.2	17.1	17.4	16.2	17.2	17.2	16.0	15.1

Total operating costs and expenses	117.9	114.6	108.1	106.1	103.6	99.8	104.4	98.7	92.1	89.3

Income (loss) from operations	(17.9)	(14.6)	(8.1)	(6.1)	(3.6)	0.2	(4.4)	1.3	7.9	10.7
Other income, net	0.2	0.1	0.2	0.3	0.4	0.5	0.5	0.8	0.7	0.9

Income (loss) before provision for income taxes	(17.7)	(14.5)	(7.9)	(5.8)	(3.1)	0.7	(3.9)	2.1	8.6	11.6
Provision for income taxes	—	—	—	—	—	—	—	0.2	0.1	0.4

Net income (loss)	(17.7)%	(14.5)%	(7.9)%	(5.8)%	(3.1)%	0.7%	(3.9)%	1.9%	8.5%	11.2%

Our revenue increased each quarter for the periods presented. We reported net income for the first time in the second quarter of 2005 and again in the fourth quarter of 2005 and the first and second quarters of 2006. In the third quarter of 2005, we incurred a net loss of $0.4 million primarily due to a significant increase in marketing and advertising expenses resulting from an increase in applications for individual and family products submitted by consumers referred to us from our marketing partners.

Liquidity and Capital Resources

The following table presents a summary of our cash flows for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006:

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(2,988)	$(599)	$2,617	$1,081	$3,691
Net cash provided by (used in) investing activities	$(876)	$5,447	$(1,239)	$(511)	$(419)
Net cash provided by (used in) financing activities	$91	$215	$(682)	$(54)	$(997)

Since inception, we have financed our operations primarily through private sales of equity and internally generated funds. At June 30, 2006, our cash and cash equivalents totaled $11.7 million. Cash equivalents are comprised primarily of highly liquid financial instruments with an original maturity of three months or less from the date of purchase.

Operating Activities

Cash provided by (used in) operating activities primarily consists of net income (loss), adjusted for certain non-cash items including depreciation and amortization, stock-based compensation and the effect of changes in working capital and other activities. Our operating activities generated cash of $3.7 million during the six months ended June 30, 2006, primarily due to net income of $2.7 million, a $0.6 million increase in accrued marketing expenses, a $0.5 million increase in other current liabilities, a $0.3 million increase in deferred revenue, $0.7 million in non-cash depreciation and amortization expense and $0.2 million in non-cash stock-based compensation expense. These items were partially offset by a $0.4 million reduction in accounts payable, $0.4 million reduction in accrued compensation and benefits, a $0.3 million increase in prepaid expenses and a $0.2 million increase in accounts receivable.

Our operating activities generated $1.1 million of cash during the six months ended June 30, 2005, primarily due to a $0.4 million increase in other current liabilities, a $0.2 million increase in both accrued marketing expenses and deferred revenue, $0.6 million in non-cash depreciation and amortization expense, $0.2 million in non-cash deferred rent and $0.1 million in non-cash stock-based compensation expense. These items were partially offset by a net loss of $0.2 million, a $0.2 million decrease in accrued compensation and benefits and a $0.1 million increase in prepaid expenses.

Our operating activities generated cash of $2.6 million in 2005, primarily due to $1.1 million of non-cash depreciation and amortization expenses, a $0.6 million increase in accrued compensation and benefits, a $0.5 million increase in deferred revenue, primarily related to a single health insurance carrier whose commission revenue we deferred during 2005 due to our inability to estimate an allowance for forfeitures, $0.2 million increases in both accounts payable and other current liabilities, $0.2 million of non-cash stock-based compensation expense and $0.2 million of deferred rent expense. These items were partially offset by a net loss of $0.4 million.

Cash used in operating activities of $0.6 million in 2004 was due to a net loss of $3.3 million, offset by $1.5 million of non-cash depreciation and amortization expense, a $0.5 million increase in accrued compensation and benefits, a $0.4 million increase in accrued marketing expenses, a $0.3 million increase in accounts payable and a $0.2 million decrease in prepaid expenses and other current assets.

Cash used in operating activities of $3.0 million in 2003 was due to a net loss of $3.2 million, a $0.8 million decrease in other current liabilities due to payment of a legal settlement that we had accrued for in prior years and a $0.7 million increase in prepaid expenses and other current assets, primarily related to advertising costs for 2004 that were prepaid in 2003. These items were partially offset by $1.2 million of non-cash depreciation and amortization expense and a $0.2 million increase in accrued marketing expenses.

The timing of the recognition of our revenue depends upon the timing of our receipt of commission reports and associated commission payments from health insurance carriers. If we were to experience a delay in receiving a commission payment from a health insurance carrier at the end of a quarter, our operating cash flows for that quarter would be negatively impacted. Additionally, commission override payments are reported to us in a more irregular pattern than premium commissions. For example, a carrier may make a commission override payment to us on an annual basis, which would positively impact our cash flows in the quarter the payment is received. The majority of our annual commission override payments are received during the first quarter of the year.

Historically, we have experienced a reduction in operating cash flows during the first quarter of the year due to the payment of annual performance bonuses to employees. In addition, a significant portion of our marketing and advertising expenses are driven by the number of health insurance applications submitted on our ecommerce platform. Since our marketing and advertising costs are expensed as incurred and the revenue from approved applications is recognized as commissions are subsequently reported to us, our operating cash flows could be negatively impacted by a substantial increase in the volume of applications submitted during a quarter or positively impacted by a substantial decline in the volume of applications submitted during a quarter.

Investing Activities

Our investing activities primarily consist of purchases, sales and maturities of short-term investments, as well as capital expenditures associated with computer equipment and software to enhance our website and to support our growth. Short-term investments generally consist of highly liquid securities that we intend to hold for more than three months, but less than one year. These investments are carried at fair value with unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity. Cash used in investing activities of $0.5 million and $0.4 million during the six months ended June 30, 2005 and 2006, and $1.2 million during the year ended December 31, 2005 was primarily attributable to capital expenditures. Cash provided by investing activities of $5.4 million in 2004 was primarily attributable to the sale of short-term investments totaling $7.0 million, offset by $1.6 million in capital expenditures. Cash used in investing activities of $0.9 million in 2003 was primarily attributable to capital expenditures. We expect capital expenditures to increase in 2006 compared to 2005. At June 30, 2006, we had outstanding commitments totaling $1.3 million, primarily associated with the purchase of software and hardware supporting our website.

Financing Activities

Cash used in financing activities of $1.0 million during the six months ended June 30, 2006 was primarily due to $1.4 million of costs incurred in connection with this offering, less proceeds received from the issuance of common stock pursuant to stock option exercises of $0.4 million. Cash used in financing activities of $0.7 million in 2005 was primarily due to $1.0 million of costs incurred in connection with this offering, less proceeds received from the issuance of common stock pursuant to stock option exercises of $0.4 million. Cash provided by financing activities of $0.2 million in 2004 was primarily attributable to proceeds received from the issuance of common stock pursuant to stock option exercises. Cash provided by financing activities in 2003 of $0.1 million was primarily due to proceeds received from the issuance of common stock pursuant to stock option exercises and the issuance of shares of our Series C preferred stock in connection with the exercise of a preferred stock warrant.

Future Needs

We believe that cash generated from operations and our current cash, cash equivalents and investments will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including our level of investment in technology and advertising initiatives. Although we are currently not a party to any agreement or letter of intent with respect to investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. We currently do not have any bank debt, line of credit facilities or other borrowing arrangements. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition will likely be harmed.

Contractual Obligations and Commitments

The following table presents a summary of our contractual obligations and commitments as of December 31, 2005:

	Payment Due Within
	1 Year	2 Years	3 Years	4 Years	5 Years	Total
	(in thousands)
Capital lease obligations	$12	$18	$—	$—	$—	$30
Operating lease obligations	1,281	1,124	1,149	933	265	4,752
Service obligations	145	175	210	250	—	780

Total	$1,438	$1,317	$1,359	$1,183	$265	$5,562

Capital Lease Obligation

As of June 30, 2006, we had one capital lease obligation related to office equipment, which expires in December 2007.

Operating Lease Obligations

In August 2004, we signed a lease agreement for our headquarters in Mountain View, California. This facility is leased under a non-cancelable operating lease that expires in 2009, with a renewal option at fair market value for an additional five-year period. In December 2004, we moved our customer care center from Folsom, California to Gold River, California and entered into a non-cancelable sixty-five month lease which expires in 2010. We also lease other facilities in the United States and China under non-cancelable operating leases that range in terms from one to two years. Certain of these leases have free or escalating rent payment provisions. We recognize rent expense on our operating leases on a straight-line basis over the terms of the leases. In addition, we lease equipment under operating leases that range in terms from three to five years, the latest of which expires in January 2009.

In June 2006, we entered into a non-cancellable office lease for our subsidiary in China. The lease, which commenced in June 2006, is for a term of one year and automatically renews for one-year periods, up to a total term of five years. During June 2006, we also entered into a non-cancellable lease for our server co-location center in San Jose, California. The lease, which commences in August 2006, is for a term of three years. In September 2006, we entered into a non-cancellable office lease for an additional facility in Mountain View, California. The lease is expected to commence in November 2006 and is for a term of three years. As a result of these leases, our operating lease obligations, as reflected in the table above, will increase by $2.1 million, consisting of increases of $89,000 in 2006, $638,000 in 2007, $679,000 in 2008, $503,000 in 2009, $119,000 in 2010 and $30,000 in 2011.

Service Obligations

In November 2005, we entered into an agreement with a third-party service provider to provide certain information services for our website. The agreement provides for escalating monthly payments through December 2009. We recognize expense under the agreement on a straight-line basis over the term of the agreement.

In June 2006, we entered into a three-year software licensing agreement that requires us to make annual licensing payments of $115,000. As a result, our service obligations, as reflected in the table above, will increase by $115,000 in each of 2006, 2007 and 2008.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

As of June 30, 2006, we had cash and cash equivalents of $11.7 million, which consisted primarily of highly liquid money market instruments with original maturities of three months or less. Because of the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operations.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. We do not use financial instruments for trading or other speculative purposes, nor do we use leveraged financial instruments.

Foreign Currency Exchange Risk

To date, all of our revenue has been derived from transactions denominated in United States Dollars. We have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, which are denominated in Chinese Renminbi, but we believe this exposure to be limited. We have not engaged in any foreign currency hedging or other derivative transactions to date.

Recent Accounting Pronouncements

In September 2005, the EITF issued EITF 05-06, Determining the Amortization Period for Leasehold Improvements after Lease Inception or Acquired in a Business Combination (EITF 05-06). EITF 05-06 requires that leasehold improvements acquired in a business combination be capitalized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-06 also requires leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of Statement 13, Accounting for Leases) at the date the leasehold improvements are purchased. EITF 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. Early adoption of the consensus is permitted in periods for which financial statements have not been issued. The adoption of EITF 05-06 did not have a material effect on our consolidated financial position or results of operations.

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation (FIN) No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosures. It will be effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of FIN 48 is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period in which it is adopted. The provisions of FIN 48 apply to all tax positions upon its adoption. Only tax positions that meet the recognition threshold criteria at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. We will be required to adopt FIN 48 on January 1, 2007. We are currently evaluating FIN 48, but do not expect it to have a material effect on our consolidated financial statements or results of operations.

BUSINESS

Overview

We are the leading online source of health insurance for individuals, families and small businesses. We are licensed to market and sell health insurance in all 50 states and the District of Columbia. We have invested significant time and resources in building a scalable, proprietary ecommerce platform, and we have developed partnerships with over 150 health insurance carriers, enabling us to offer more than 5,000 health insurance products online. Our ecommerce platform can be accessed directly through our website addresses (www.ehealth.com and www.ehealthinsurance.com) as well as through our broad network of marketing partners. We organize and present voluminous and complex health insurance information in a user-friendly format and enable consumers to choose from a wide variety of health insurance products. Our platform enables individuals, families and small businesses to research, analyze, compare and purchase health insurance products that best meet their needs. Our technology also enables us to communicate electronically with our insurance carrier partners and process consumers’ health insurance applications online. As a result, we simplify and streamline the complex and traditionally paper-intensive health insurance sales and purchasing process.

Industry Background

The Internet has emerged as a highly efficient and cost-effective medium that enables millions of consumers and businesses to research, compare, select and purchase products and services online. The growth of ecommerce has been driven by increased awareness of the product selection and information available online, the convenience of shopping online, continued improvement in network infrastructure and payment security and growing consumer access to high-speed Internet connections. Ecommerce offers the potential to streamline complex processes, lower costs and improve productivity. The Internet has revolutionized the distribution of many products and services of large and complex industries, including brokerage, banking and auction services. We believe the Internet is also transforming the distribution of health insurance.

Health Insurance Industry

The private health insurance market is large and growing. Aggregate private health insurance premiums in the United States were estimated by the U.S. Department of Health and Human Services, Centers for Medicare and Medicaid Services to be $658 billion in 2004, and have increased consistently over time, largely unaffected by economic cycles. The private health insurance market consists of three primary segments: large employers, small businesses (businesses with fewer than 100 employees) and the individual and family market (direct purchasers of health insurance). Large employers and small businesses have experienced substantial health insurance premium inflation in recent years and, as a consequence, are increasingly seeking to reduce the costs associated with providing health insurance to their employees. Actions taken by employers include offering fewer benefits to employees, reducing or eliminating dependent coverage, increasing employees’ health insurance premium contributions, increasing plan deductibles, and eliminating health insurance coverage altogether. A 2005 survey by the Kaiser Family Foundation found that from 2001 to May 2005, the percentage of large and small business employees receiving health insurance benefits from their employers dropped from 69% to 60%. Typically, the only options for individuals who lose coverage are to obtain health insurance in the individual and family market, attempt to qualify for government-subsidized benefits or remain uninsured.

The individual and family segment is a well-established and significant component of the private health insurance market. According to the U.S. Census Bureau, approximately 17 million Americans directly purchased their health insurance coverage from an individual or family health insurance plan in 2004. Many of these individuals are among the 10 million self-employed whose occupations range from gardeners, electricians and plumbers to physicians and attorneys. We believe that the individual and family market will continue to grow as a result of the increasing number of self-employed individuals, growing awareness of the availability and affordability of individual and family health plans and rising health benefit cost pressures in the employer segments. Recognizing this market opportunity, many large insurance companies including Aetna, Humana and UnitedHealthcare have begun to offer health insurance products in the individual and family market.

The uninsured represent another significant growth opportunity for the individual and family markets. The U.S. Census Bureau estimates that in 2005 over 46 million Americans did not have health insurance. According to the U.S. Census Bureau, approximately 17 million of the uninsured population are members of families with annual incomes of $50,000 or more, including more than 8 million with annual incomes of $75,000 or more. In addition, the National Center for Policy Analysis reported that households with annual incomes of $50,000 or more accounted for approximately 90% of the increase in the number of uninsured over the ten years prior to 2004. Based on these statistics, we believe that there is a large population of uninsured individuals who can afford to obtain health insurance in the individual and family market.

Small business health insurance is also a large segment of the private health insurance market. Small businesses employ more than half of the private sector workforce and represent 99% of all businesses in America, according to a 2004 report by the U.S. Small Business Administration Office of Advocacy. The Employee Benefits Research Institute estimated that in 2004 small businesses provided health insurance benefits to 27 million Americans. Furthermore, statistics and small business surveys indicate that many small businesses are currently not providing health insurance to their employees because they are unaware of the availability of affordable health insurance products. According to a report released in May 2005 by the National Federation of Independent Business Research Foundation and Wells Fargo Bank, 66% of small businesses surveyed in 2004 stated that the rising cost of health insurance was a “critical problem,” as compared to 47% of small businesses surveyed in 2000. This same survey found that since 1986, healthcare costs have remained the number one “critical problem” for small businesses. We believe that these statistics suggest that a large number of small businesses would provide health insurance benefits to their employees if made aware of affordable, high-quality health insurance options.

The large size of the existing individual, family and small business health insurance markets, combined with the growing number of self-employed individuals and small businesses, the large and increasing number of uninsured and declining health benefits offered by employers, create a significant opportunity to provide health insurance to individuals, families and small businesses.

Traditional Distribution of Health Insurance to Individuals, Families and Small Businesses

The process of selling and purchasing individual, family and small business health insurance is highly localized and has not changed significantly in over 50 years. Individual, family and small business health insurance has historically been sold by independent insurance agents and, to a much lesser degree, directly by insurance companies. Most of these agents are self-employed or part of small agencies, and they typically service only their local communities. In addition, many of these agents sell health insurance from a limited number of insurance carriers (in some cases only one), resulting in a reduced selection of products for the consumer.

Large brokers such as Aon Insurance Services, Arthur J. Gallagher & Co., Marsh, Inc. and Willis Group Limited as well as many regional brokers and agencies, have not historically addressed the individual, family and small business markets. Instead, they have primarily limited their marketing and sales efforts to large or mid-sized employers, where they can amortize the significant documentation and distribution costs over a large number of plan participants and often charge their clients a broker’s fee. We believe that the lack of attention provided to the individual, family and small business health insurance markets by these agencies has left these markets underserved and highly fragmented.

The purchase and sale of health insurance has historically been a complex, time-consuming and paper-intensive process. Health insurance terminology, insurance plan types (e.g., HMO, PPO, POS indemnity plans) and provisions are often confusing and difficult to understand. Each plan is unique, offering different coverage, premiums, co-payment requirements and deductibles, among other provisions. In addition, different kinds of care are covered at different levels within a particular insurance plan, from outpatient care or lab and x-ray work to inpatient care related to emergencies and hospitalization. Other services such as maternity, in-home or mental healthcare can all be covered at different rates by different plans. This complexity can make it difficult to make informed health insurance decisions. In addition, the human error that arises from traditional paper-intensive distribution has historically resulted in a high number of incomplete and inaccurate applications being submitted to health insurance carriers. Incomplete and inaccurate paper applications often result in back-and-forth communications, delay and additional cost.

Extensive state government regulation further complicates the health insurance industry and has made the traditional distribution of health insurance on a national basis difficult. State insurance regulators require that carriers and agents be licensed by each state in which they sell and adhere to sales, documentation and administration practices specific to that state. Federal laws govern how carriers and agents collect and use personal health and financial information. These regulations result in high costs of nationwide market entry and high continuing costs associated with ongoing regulatory compliance.

Pricing must also meet state regulatory requirements and, once health insurance pricing is set by the carrier and approved by state regulators, it is fixed and not generally subject to negotiation or discounting by health insurance companies or agents. As a result, the profitability of distributing a particular health insurance product is determined primarily by the costs of marketing, selling and administering that particular product. We believe that the set pricing of health insurance products creates significant competitive advantages for a business with a more efficient distribution process.

For the individual, family and small business health insurance markets, the Internet’s convenient, information-rich and interactive nature offers both the opportunity to provide consumers with more organized information and a broader choice of products than are typically available from traditional health insurance distribution channels. The Internet also offers a means of providing up-to-date health insurance information and products 24 hours a day, seven days a week, and reduces the cost and time associated with marketing, selling, underwriting and administering health insurance products. According to a November 2004 survey by the Pew Internet and American Life Project, over 30% of all Internet users have already searched online for information on health insurance. We believe that individuals, families and small businesses will rapidly adopt a new health insurance distribution medium that harnesses the power of the Internet to address the weaknesses in the current distribution channels.

Our Solution

We are the leading online source of health insurance for individuals, families and small businesses. We are licensed to market and sell health insurance in all 50 states and the District of Columbia. We have invested significant time and resources in building a scalable, proprietary ecommerce platform, and we have developed partnerships with over 150 health insurance carriers as of June 30, 2006, enabling us to offer more than 5,000 health insurance products online. Our ecommerce platform can be accessed directly through our website addresses (www.ehealth.com and www.ehealthinsurance.com) as well as through our broad network of marketing partners. We organize and present voluminous and complex health insurance information in a user-friendly format and enable consumers to choose from a wide variety of health insurance products. Our platform enables individuals, families and small businesses to research, analyze, compare and purchase health insurance products that best meet their needs. Our technology also enables us to communicate electronically with our insurance carrier partners and process consumers’ health insurance applications online. As a result, we simplify and streamline the complex and traditionally paper-intensive health insurance sales and purchasing process. We estimate that as of June 30, 2006, we had more than 325,000 members. We define a member as an individual currently covered by an insurance product for which we are entitled to receive compensation.

We are currently unaware of any other company that has the technology leadership, the number of health insurance carrier relationships and the breadth of health insurance products that we possess in the individual, family and small business health insurance market. In addition, we have been recognized in independent publications such as Time Magazine, which characterized us as “the online market leader” in an article on finding health insurance online, O Magazine, which referred to us as “the largest individual and small-business health plan selection across more states than any other online or offline source” and Kiplinger Magazine, which recognized us as “the winner” in offering nationally health insurance in the individual and family market. We have also received “Top Producer” or other similar sales awards from numerous health insurance carriers, including several of the largest health insurance carriers in the nation.

We believe that our ecommerce platform provides our health insurance carrier partners access to new and profitable business. For example, more than 40% of our members were uninsured prior to obtaining health insurance through us, according to an October 2005 survey of our members. We are a leading sales originator for many of the nation’s leading carriers, including Aetna, Humana, Kaiser Permanente, PacifiCare, Unicare, UnitedHealthcare and a number of leading BlueCross BlueShield carriers. We also enable carriers to reduce their processing costs, expand into new markets and gather and utilize relevant market data.

We serve as a trusted resource for objective information relating to health insurance and its affordability. Beginning in 2002, we have published several reports, including The Cost and Benefits of Individual Health Insurance Plans, Trends in Health Savings Accounts and The Most Affordable Cities for Health Insurance. We take an active role in health insurance reform by working with government policymakers and legislators to make health insurance more accessible and affordable. We believe that these activities provide greater awareness of the availability and affordability of health insurance and enhance our brand recognition among our members, marketing partners and carrier partners.

Our financial model is characterized by recurring revenue, an average member life that exceeds two years and health insurance pricing that is set by each carrier and approved by state regulators. We generate revenue primarily from commissions we receive from health insurance carriers whose policies are purchased through us by individuals, families and small businesses. We typically receive commission payments on a monthly basis for as long as a policy remains active. As a result, much of our revenue for a given financial reporting period relates to policies that we sold prior to the beginning of the period and is recurring in nature. Because health insurance pricing is set by the carrier and approved by state regulators, health insurance pricing is fixed. We, therefore, are not generally subject to negotiation or discounting of prices by health insurance carriers or our competitors.

Our Strategy

Our objective is to continue to strengthen our position as the leading online distribution platform for health insurance sold to individuals, families and small businesses.

Key elements of our strategy are to:

Increase Our Brand Awareness.    We believe that building greater awareness of our brand is critical for our continued growth. A significant percentage of our website traffic is direct, and we intend to grow our direct website traffic by strengthening our brand awareness through a variety of marketing and public relations efforts that highlight our company as a leading source of objective health insurance information and affordable health insurance plans for individuals, families and small businesses.

Offer the Best Consumer Experience.    We believe that providing the best consumer experience increases market adoption of our services, builds our brand awareness, drives word-of-mouth referrals and improves our visitor-to-member conversion rates. We intend to continue to further develop an online experience that empowers consumers with the knowledge, choice and services they need to select and purchase health insurance plans that best meet their needs. We also intend to continue to offer a wide selection of health insurance products, including tax-advantaged products such as Health Savings Account-eligible health plans that make health insurance more affordable and accessible for consumers.

Extend Our Technology Leadership.    We believe that our technology infrastructure and online platform give us a significant competitive advantage for the distribution of individual, family and small business health insurance. For example, our Electronic Processing Interchange and instant membership features reduce the time between application and enrollment. To extend our leadership position, we plan to continue to enhance our platform and its key capabilities to increase functionality, reliability, scalability and performance. In addition, we intend to continue to explore new ways to leverage and enhance our technology, including by licensing our technology to carriers, enabling them to market and sell their products online, by introducing new products and services, and by entering into new markets.

Broaden Our Carrier Network.    We intend to continue to add new health insurance carriers to our ecommerce platform and expand our existing carrier relationships. We seek to deepen our technology integration with our carrier partners, allowing us to further streamline the sales process and increase revenue opportunities for us and our carrier partners. In addition, we intend to work closely with our carrier partners to help them more efficiently utilize our ecommerce platform to access previously underserved markets.

Expand Our Network of Marketing Partners and Other Member Acquisition Programs.    We believe that a balanced member acquisition program is critical to the success of our business. We plan to continue to develop and expand our marketing relationships with banking, insurance, mortgage and other services and association partners. We expect to expand our joint marketing programs with these partners to drive awareness of our online platform to their customer and member bases. We also plan to continue our investments in other member acquisition sources such as paid search and other forms of online advertising.

Continue Our Public Policy and Legislative Assistance and Support.    We plan to continue to serve as a resource regarding the health insurance market to legislative and public policy organizations, without regard to political affiliation, as well as serve as an advocate for affordable and accessible health insurance. As a result of the studies conducted and reports published by us, we have become a trusted authority in the health insurance industry and among key decision makers in the government. We believe these efforts contribute a valuable public service, increase our brand awareness and allow us to work more effectively with our marketing and carrier partners.

Pursue International Expansion Opportunities.    We believe there may be significant growth opportunities for us internationally and that the benefits of our ecommerce platform can be extended to international markets. We are evaluating opportunities to expand our business outside of the United States and may pursue these opportunities in the future.

Our Platform and Services

Our ecommerce platform organizes and presents voluminous and complex health insurance information in an unbiased and objective format and empowers individuals, families and small businesses to research, analyze, compare and purchase a wide variety of health insurance products. As of June 30, 2006, we offered more than 5,000 health insurance plans from over 150 health insurance carriers, representing the largest health insurance product portfolio available online. The products we offer include major medical health insurance coverage such as preferred provider organization, health maintenance organization and indemnity plans, short-term medical insurance, student health insurance and ancillary products such as dental, vision and life insurance.

Key elements of our platform include:

Online Rate Quoting and Comprehensive Plan Information.    Our ecommerce platform instantly provides consumers online rate quotes and comprehensive plan benefit information from a large number of health insurance carriers. After entering a minimal amount of relevant information on our website, such as zip code, gender, age, smoker or non-smoker and student status, the consumer instantly receives a comprehensive list of applicable health insurance products and benefit information in an easy-to-understand format. This information includes each plan’s rates, benefits and features, as well as the financial stability ratings of the health insurance carrier. The list also highlights sponsored plans (plans that our carriers pay us for preferred placement on our website) and our best sellers (the most popular plans in the consumer’s market). The consumer can sort through the quoted plans based on price, health insurance carrier, deductible amount, or search the list of quoted plans to obtain a subset based on various consumer preferences.

Plan Comparison and Recommendations.    Our ecommerce platform enables consumers to compare and contrast health insurance plans in a side-by-side format based on plan characteristics such as price, plan type, deductible amount, co-payment amount and in-network and out-of-network benefits. To further assist consumers in choosing a health insurance plan that best meets their needs, our platform can provide consumers with personalized recommendations. Our automated recommendation capability presents a short series of questions and recommends up to four health insurance plans based on the consumer’s input.

Online Application and Enrollment Forms.    Our online application process offers our consumers significant improvements over the traditional, paper-intensive application process. It employs dynamic business logic to help individuals and families complete application and enrollment forms correctly in real-time. This reduces delay resulting from application rework, a significant problem with traditional health insurance distribution, where incomplete applications are mailed back and forth between the consumer, the traditional agent and the carrier. We further simplify the enrollment process by accepting electronic signature and electronic payment from our consumers. Approximately 80% of our individual, family and short-term applications in 2005 were submitted online with no communication with a sales representative in our customer care center. Additionally, more than 50% of our applications in 2005 were completed using our electronic payment and signature technology.

Electronic Processing Interchange.    Our Electronic Processing Interchange (EPI) technology integrates our online application process with health insurance carriers’ technology systems, enabling us to electronically deliver our consumers’ applications to health insurance carriers. This expedites the application process by eliminating manual delivery and reducing the need for data entry and human review. Through EPI, we also receive automatic alerts and data feeds from carriers, such as notification of underwriting approval or a request from a carrier for a consumer’s medical records for underwriting purposes, which we then relay electronically to the consumer. These features of our service help prevent applications from becoming delayed or rejected through inactivity of the consumer or the carrier. EPI accelerates the application process; while the traditional paper-intensive application required approximately 44 days to be approved in 2005, EPI helped to reduce that time by at least 50% in 2005. One of our carriers has also implemented instant membership, a technology that allows our applicants to be approved immediately upon their online submission of the application and to obtain health insurance coverage the following day.

Customer Care Center.    At any step of the application process, consumers can obtain help from one of our licensed sales and customer service representatives through email, web-based chat or our toll-free telephone number. Our customer care center, which is divided into three general areas consisting of customer care, enrollment and customer service, had over 107 employees, 69 of whom were licensed agents, as of June 30, 2006. To promote unbiased carrier and plan recommendations, our representatives are compensated irrespective of the health insurance plan we sell. Our representatives use our proprietary consumer relationship management system to provide high-quality service to a much larger number of consumers than a local agent can service using traditional sales methods. Our system, which establishes a work queue protocol for each consumer request, enables our representatives to track each application, obtain real-time updates from the carrier, transmit information to the carrier, automatically generate and send emails specific to each consumer and carrier and cross-sell the consumer additional products and services.

We service the special needs of small businesses through our customer care center. Small businesses often do not have dedicated human resources personnel to design and administer a benefits program for their employees. To assist our small business members, we maintain a dedicated staff of small business customer service specialists. These agents are licensed in multiple jurisdictions so that, at any time, we have expertise available to small businesses in all 50 states and the District of Columbia. We also offer our small business members access to an online enrollment center so that their employees have the tools they need to better self-manage their health plan coverage. Because of the knowledge and expertise we have gained from working with hundreds of thousands of members, we believe that we offer our small business members a high level of service and expertise.

Carrier Relationships

As of June 30, 2006, we sold health insurance products for over 150 health insurance carriers, including large national carriers such as Aetna, Humana and UnitedHealthcare, over 35 BlueCross BlueShield carriers, and well-established regional carriers such as Golden Rule, Health Net, Kaiser Permanente, PacifiCare and Unicare. We typically enter into contractual agency relationships with health insurance carriers that are non-exclusive and often are or become terminable on short notice by either party for any reason. These agreements provide for the commission revenue that we receive from health insurance carriers, which is based on a percentage of the premium our members have paid to the carrier and in some instances commission override payments. Commission revenue we derived from our agreement with Golden Rule Insurance Company, which is owned by UnitedHealthcare, represented 17% of our total revenue in 2005. The commission percentage used to calculate our commission revenue under our agreement with Golden Rule is based on the number of Golden Rule health insurance applications issued by us during a twelve-month period. Commission revenue we derived from our agreement with Blue Cross of California and Unicare, which are owned by WellPoint, represented 15% of our total revenue in 2005. Our agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare are terminable on 90 days written notice by either party for any reason and may be terminated on shorter notice under certain circumstances, such as in the case of a breach of the agreement.

We offer substantial benefits to health insurance carriers, including:

Increased New Sales.    A primary benefit that we offer health insurance carriers is the substantial new business that we bring them. Since a significant percentage of our new members were uninsured when they obtained health insurance through us, we believe we are capturing new markets for carriers rather than simply moving market share from one carrier distribution channel to another carrier distribution channel, or from one carrier to another carrier.

Efficient Access to New Members and Markets.    Our ecommerce platform enables health insurance carriers to efficiently provide their products to new consumers, including the fragmented and geographically dispersed individual, family and small business markets. Through our ecommerce platform, carriers can more cost-effectively reach a larger number of potential consumers than they can using traditional distribution channels. In addition, our ability to efficiently distribute health insurance products nationwide allows carriers to quickly enter new regions and introduce new products. Our platform also allows carriers to quickly and cost-effectively test new health insurance products and prices in existing and new markets.

Reduced Costs.    Our ecommerce platform significantly reduces the costs associated with traditional paper-intensive distribution that is otherwise borne by our carrier partners. Our carrier partners save significant time and expense because our platform reduces the labor involved in reviewing, correcting and reworking applications. Our EPI technology also reduces and often eliminates the need for data entry, paper-intensive communication and human interaction during the sales process.

Access to Relevant and Timely Market Data.    As a provider of a broad variety of health insurance plans in all 50 states and the District of Columbia, we are a unique source of market data for our carrier partners. We collect, aggregate and report on market trends regarding plan features, pricing, demand and consumer demographics, allowing our carrier partners to quickly react to changing market conditions and optimize their business processes. With our data, carriers can better design plan benefits and pricing to meet consumers’ needs.

We derive commission revenue under separate agreements with several health insurance carriers that are owned by WellPoint, as well as health insurance carriers owned by UnitedHealthcare. The carriers owned by WellPoint and UnitedHealthcare represented 26% and 22% of our total revenue in 2005. Our contract with Golden Rule Insurance Company, which is owned by UnitedHealthcare, represented 17% of our total revenue in 2005, and our contract with Blue Cross of California and Unicare, which are owned by WellPoint, represented 15% of our total revenue in 2005.

Marketing

Our marketing strategy is to continue to build a large and loyal member base by providing superior value to our members. We focus on building brand awareness, increasing website visitors and converting visitors into buyers. Our marketing initiatives are varied and numerous. They include:

Direct Marketing.    We attract new consumers through paid search advertising and unpaid (natural) search listings on leading search engines such as Google, MSN and Yahoo!. Our other Internet marketing programs include banner advertising, email marketing and a partnership with leading online portal MSN pursuant to which we are the exclusive provider of online individual and family health insurance purchasing services on MSN. We utilize print marketing campaigns, direct response advertising and viral marketing initiatives to increase website visitors. We also use site design, unique content, proprietary segmentation and decision-making tools to increase the relevance and appeal of our service.

Partner Marketing.    We have established a pay-for-performance network, comprised of hundreds of partners that drive consumers to our ecommerce platform. These partners fall into three general categories:

•	Financial and online services partners in industries such as banking, insurance, mortgage, association and other financial services, including Aetna, Aon, Bank of America, Cargill, Countrywide, Esurance, Gallagher, Insurance.com, LowerMyBills, NFIB, Paychex, Sallie Mae, Sovereign Bank, UnitedHealthcare, Wells Fargo, Willis and Zurich.

•	Affiliate programs, including Commission Junction and our own established affiliate program. By aggregating hundreds of website publishers, both small and large, through our affiliate programs, we broadly promote our brand and services over the Internet.

•	Online advertisers and content providers that are specialists in paid and unpaid (natural) search, as well as specialists in other types of Internet marketing. We have established relationships with advertisers who, through keyword search and other strategies, identify consumers seeking health insurance on the Internet.

Many of our partners agree to an initial two-year term contract that contains an automatic renewal clause for subsequent one-year periods. In addition, many of our partners are contractually required to promote our services on an exclusive basis. We generally compensate our partners for their consumer referrals on a submitted health insurance application basis. If a partner is a licensed agent, we may share a percentage of the revenue we earn from the carrier for each member referred by that partner.

Public Relations.    We manage a broad and comprehensive public relations program that generates awareness and credibility among uninsured and insured individuals, families and small businesses nationwide. We have received national coverage in publications such as Business Week, CBS MarketWatch, Forbes, Kiplinger’s Personal Finance and Time, as well as numerous daily newspapers including The New York Times, USA Today and The Wall Street Journal. We have also received coverage on local and national TV and radio in major U.S. cities. Beginning in 2002, we have published several reports each year, including The Cost and Benefits of Individual Health Insurance Plans, Trends in Health Savings Accounts and The Most Affordable Cities for Health Insurance.

Government Relations.    We serve as a trusted source of unbiased information about health insurance to government officials and policy makers. Our executives have met with members of Congress and their staffs, with the White House and with other federal agencies. For example, our executives have testified before Congress to support initiatives for the affordability and accessibility of health insurance. In addition, we were the only health insurance industry company asked to speak at the White House Economic Conference in December 2004. We have also taken an active role in the debate over new health insurance legislation in Washington, D.C., including Health Savings Account legislation. Some examples of legislation on which we are currently working with members of Congress include bills that would provide a tax credit for health insurance premiums, a tax credit for small business Health Savings Accounts and tax deductibility for individuals that buy health insurance coverage. We promote laws that make health insurance accessible and affordable.

Technology

Since our inception in 1997, we have invested significant financial and human resources in building a unique and scalable, proprietary ecommerce platform. We were the first to bring to consumers several technologies that have streamlined the complex and traditionally paper-intensive health insurance sales process. These technologies include:

Universal Quoting Engine.    Our proprietary quoting engine aggregates and unifies health insurance policy quotes from a large number of health insurance carriers. Because each carrier’s quoting algorithm is unique and there is no industry standard algorithm among carriers, we utilize our proprietary rate entry and management tools and datagate system to unify the rates for each carrier’s health insurance plans. This technology allows for rapid implementation of quoting services and direct comparison of different plans.

Plan Comparison and Selection Tools.    We offer online comparison and recommendation tools that distill voluminous health insurance information and enable consumers to select health insurance plans that best meet their particular needs. Our compare-and-choose functionality, for which a related patent application has been filed, presents benefit information in an easy-to-understand format and highlights certain plans based on various criteria. We also provide consumers with a recommendation tool, for which a related patent application has been filed, that dynamically interacts with the consumer and presents an unbiased list of recommended plans.

Application Designer Tool and Runtime Engine.    Health insurance applications vary widely by carrier and state. Our proprietary graphical Application Designer Tool allows us to capture each application’s unique business rules and build a corresponding online application in XML format that can be instantly deployed to our website. Our XML-based Runtime Engine is the underlying infrastructure of our online application process. Based on the metadata created through the Application Designer Tool, the Runtime Engine dynamically generates carrier-specific online pages and screen flow controls, and checks and enforces business rules and application underwriting logic.

Online Application Process.    Our online applications substantially streamline the traditional, paper-intensive health insurance application process. Because each carrier and each plan require different information, our online applications are dynamic and request only the information required in the particular circumstance. Our system also checks each answer to each question and immediately notifies the applicant of any missing information. This real-time process prevents reworks from the health insurance carrier, a serious problem in the paper-intensive insurance process where weeks are lost as incomplete applications are mailed back and forth between carriers, agents and applicants. Approximately 80% of our individual, family and short-term applications in 2005 were submitted online with no communication with a sales representative in our customer care center.

Electronic Processing Interchange.    We have developed an Electronic Processing Interchange (EPI) technology, for which a related patent application has been filed, to simplify the enrollment process and better integrate our technology systems with those of the health insurance carriers whose plans we offer. To implement EPI, we build and host a proprietary extranet that supports both real-time and batch interfaces for carriers. EPI enables carriers to search, retrieve, print, download and update consumers’ health insurance applications. Carriers can upload enrollment files in XML format through our extranet. EPI also utilizes XML delivery of status files from health insurance carrier systems to ours, allowing us to monitor and track the status and progress of each application. We then provide this real-time information to our consumers through their private accounts on our website as well as through automatically generated emails.

Our EPI technology leverages eSign and ePayment to enable consumers to complete the entire health insurance purchasing process online. We take advantage of the Electronic Signatures in Global and National Commerce Act of 2000 by permitting applicants to apply for health insurance without the need to print, physically sign and mail the application. We believe that we were the first to apply eSign and ePayment to the distribution of health insurance. More than 50% of our individual, family and short-term applications in 2005 were completed using our electronic payment and signature technology.

Through EPI, we also offer consumers the opportunity to obtain coverage instantly from one carrier without any underwriting delay. With instant membership, at the end of the online application process, we send the application file to the carrier and receive an approval number that we automatically relay to the applicant. Applicants who apply using instant membership can be immediately approved by a carrier and enjoy health insurance coverage the next day.

As of December 31, 2005, approximately 85% of the individual and family plan carriers represented on our website had implemented all or a portion of our EPI technology, and in 2005 approximately 68% of the consumers applying for individual and family health insurance products applied using our EPI technology when we made it available.

Application Archival.    Our online sales process necessitates the collection of online application data and translation of this data without modification to a fixed version of the application. Each time an online application is submitted on our website, our proprietary archival system collects and merges the application data with a PDF template. The system then creates, encrypts and securely stores the resulting application form. This process ensures that the application generated, stored and reviewed by the consumer at the time of submission is secure and unchangeable.

Datagate for Electronic Interchange.    Our proprietary datagate system facilitates electronic data interchange with our carrier partners. The types of data transferred include applications, rates and benefits, underwriting statuses and membership information. Our system supports many different methods of communication that are implemented based on the partner’s capabilities and preferences, including HTTPS, web services and FTP.

Back Office Systems.    Our proprietary back office customer relationship management system enables us to provide a full range of customer service tasks in an efficient, highly scalable and personalized manner. Using these tools, we can track each consumer throughout the application process, obtain real-time updates from the carrier, generate automated emails specific to each consumer and access a cross-sell engine and dashboard to identify and track cross-sell opportunities. Our auto-email system is feature-rich with HTML capability, customizable merge tags, granular segmentation and tracking capability.

Partner Tools.    We support our marketing partners with different customization features. Our partner registration and management tool quickly configures partner portals with various customization options, including branding, email capture, product offering and customized content such as articles and links. We also support partner reporting extranets that provide partners with up-to-date information on the performance of their portals, resources for online marketing and search optimization and the ability to generate customized reports.

Modular Architecture and Deployment Process.    Our system is comprised of four major areas: front office, back office, datagate and various services. Each area is deployed independently into different hosting servers to ensure maximum availability. We release our software periodically (typically weekly) using a vigorous release process that integrates scheduled changes from multiple development code branches into several testing and staging environments. We have developed various deployment tools and regression testing scripts to ensure the quality of our releases.

Security.    We seek to offer our website visitors, members and insurance carrier partners industry-leading levels of reliability and security. Our ecommerce platform has been designed to handle large and expanding volumes of visitor traffic, health insurance quote requests and health insurance applications. We believe the facilities supporting this platform have ample bandwidth capacity and power and backbone redundancy to support the current and anticipated near-term growth of our business. We rely in part on third-party vendors, including data center and bandwidth providers, to support our ecommerce platform. We use third-party encryption technology to facilitate the secure transmittal of confidential information. Additionally, we incorporate a multi-level firewall infrastructure to help prevent unauthorized access to our systems and data, and have implemented intrusion detection systems.

Technology and Content

We have a large and experienced technology and content team consisting of 114 full-time employees as of June 30, 2006 located in our Mountain View and Gold River locations, as well as our technology center in Xiamen, China. We also operate a separate technology center with Xiamen University where researchers from the University work with us on various ecommerce research projects. We spent $6.6 million, $7.5 million, $8.1 million and $4.7 million in 2003, 2004 and 2005 and in the six months ended June 30, 2006 to fund our technology and content activities during those periods. Ongoing enhancements to the features and functionality of our ecommerce platform are critical to maintain our technological leadership position in the industry. Our technology and content team was responsible for the initial development of our ecommerce platform and website user interface as well as the creation of the features and functionality we offer to consumers. These features include our EPI, online rate quoting engine, plan comparison tool and instant membership technology.

Current initiatives include development of technology that collects and analyzes consumer behavior and, based on this data, dynamically modifies the consumer’s online experience. We are also seeking to extend our real-time underwriting and instant membership technology to more carriers and to develop new tools that further improve our platform’s ability to dynamically search for plans and benefits.

Government Regulation and Compliance

Government Regulation.    We distribute health insurance products in all 50 states and in the District of Columbia through agency licenses held by us as is required by each state’s insurance department (in the case of the state of Florida, we conduct insurance business under the individual license of one of our employees, as required by Florida law). The health insurance industry is heavily regulated. Each state and the District of Columbia has its own rules and regulations pertaining to the offer and sale of health insurance products, typically administered by its Department of Insurance. State insurance departments have broad administrative powers relating to, among other things:

•	regulating premium prices;

•	granting and revoking licenses to transact insurance business;

•	approving individuals and entities to which commissions can be paid;

•	regulating advertising, marketing and trade practices;

•	monitoring broker and agent conduct; and

•	imposing continuing education requirements.

We are required to maintain valid life and/or health agency and/or agent licenses in each jurisdiction in which we transact health insurance business. As of December 31, 2005, we and our employees held a total of over 1,000 agency and individual agent licenses in the 50 states and in the District of Columbia. We have a dedicated licensing group that is responsible for maintaining these licenses and serving as an accredited continuing education provider for our licensed employees. We monitor the regulatory compliance of our sales, marketing and advertising practices and the related activities of our employees.

We have also received a non-business-transacting (Bei An) Internet Content Provider (ICP) registration from the Ministry of Information Industry in China and a business-ancillary (Jian Ye) insurance agency license from the China Insurance Regulatory Commission (CIRC). At this time, we do not have a definitive plan as to when or whether we will market and sell insurance online in China.

Carrier Requirements.    We are required to be appointed by a carrier in order to transact business on the carrier’s behalf, typically through an agency contract. As of June 30, 2006, we had relationships with over 150 carriers. Our licensing group is responsible for maintaining our appointments with these carriers.

Privacy and Privacy Laws.    We are subject to state and federal laws and regulations that require us to maintain the privacy of personal information that we collect from consumers. Because consumers place a high priority on our ability to maintain the privacy, security and integrity of personal information they provide to us, we had our information privacy practices certified by an independent, non-profit organization dedicated to promoting Internet information privacy. We have also engaged a private risk management organization to assess the effectiveness of our internal security, information and technology controls relating to the electronic submission of health insurance applications through our platform. We have also appointed a privacy officer to monitor our compliance with federal and state laws related to privacy, including the Gramm-Leach-Bliley Act’s and the Health Insurance Portability & Accountability Act’s privacy and security rules.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also have filed patent applications that relate to certain of our technology and business processes.

Trademarks.    Our four registered trademarks in the U.S. are eHealth, eHealthInsurance.com, eHealthSystems and Online Anytime. Our eHealth and eHealthInsurance.com marks have reached incontestability status with the U.S. Patent and Trademark Office, which means the marks have been in use for over five years and, with certain limited exceptions, no third party can contest the validity of the marks or our ownership of them. While we have not yet had to resort to litigation, we have successfully enforced our rights against cybersquatters (entities using our marks in their domain names) and typosquatters (entities using misspellings of our trademarks in their domain names). In response to our cease and desist letters, cybersquatters and typosquatters have generally assigned the domain names to us.

Patent Applications.    Our published patent application and other pending patent applications relate to the technology and business processes underlying our core product offerings such as EPI, Fast Quote, Recommendation Tool, Compare and Choose functionality, Application Designer Tool and Runtime Engine. Our EPI system streamlines the enrollment process by seamlessly integrating our technology systems with those of the health insurance carriers whose plans we offer. The patent application relating to the EPI system was published May 1, 2003.

Our Fast Quote system simplifies the search for health insurance quotes on the Internet. Using Fast Quote, a potential consumer, who has already provided a minimum of personal data (i.e., birth date, gender, zip code and tobacco use) on a website other than ours, can merely click on a link on that website and immediately be transferred to our Quote Page. This page is prepopulated with the consumer’s information, enabling the consumer to quickly review, compare and apply for a health plan. The patent application relating to the Fast Quote system was filed on April 12, 2005.

Our Recommendation Tool provides guidance as to which product will best suit a consumer’s needs. This tool dynamically interacts with the consumer, asking a series of questions, each subsequent question based on the consumer’s previous answer, and filters out all of the available health plans until it can present an unbiased recommendation of one to four health insurance plans. The patent application relating to the Recommendation Tool was filed on June 27, 2005.

Our Compare and Choose functionality presents voluminous health insurance information in an easy-to-understand format and helps consumers choose between numerous available plans. For example, it provides mouse-over icons that identify and explain the key benefits in each plan. It also recommends plans to users by identifying sponsored plans (plans for which our carriers pay us to feature on our website), best sellers (top selling insurance plans in the consumer’s state for certain categories of applicants), top 25 plans (plans we choose to highlight) and featured plans (plans that are new or plans that have been identified in a previous period as best sellers). The patent application relating to the Compare and Choose system was filed on November 1, 2005.

Our Application Designer Tool allows us to capture each application’s unique business rules and build a corresponding online application in XML format that can be instantly deployed to our website. A patent application related to the Application Designer Tool was filed on April 24, 2006.

Our XML-based Runtime Engine is the underlying infrastructure of our online application process. Based on the metadata created through the Application Designer Tool, the Runtime Engine dynamically generates carrier-specific online pages and screen flow controls, and checks and enforces business rules and application underwriting logic. A patent application related to the Runtime Engine was filed on April 24, 2006.

Copyrights.    Our website is a registered copyright in the United States. In China, we have registered computer software copyrights for an internally developed software system and for a project management tool.

We also incorporate a number of third-party software products into our application server pursuant to relevant licenses. Some of this software is proprietary and some is open source. We use third-party software to, among other things, enhance our XML architecture, generate PDF versions of health insurance applications and improve our graphical layout. These functions are peripheral in nature, we are not substantially dependent upon these third-party software licenses and we believe the licensed software is generally replaceable, by either licensing or purchasing similar software from another vendor or building the software function ourselves.

Competition

The market for selling insurance products is highly competitive and the sale of health insurance over the Internet is new and rapidly evolving. We compete with individuals and entities that offer and sell health insurance products utilizing traditional distribution channels, as well as the Internet. Our current or potential competitors include:

Traditional local insurance agents.    There are tens of thousands of local insurance agents across the United States who sell health insurance products in their communities. We believe that the vast majority of these local agents offer health insurance without significantly utilizing the Internet or technology other than simple desktop applications such as word processing and spreadsheet programs. Some traditional insurance agents, however, utilize general agents that offer online quoting services and other tools to obtain quotes from multiple carriers and prepare electronic benefit proposals to share with their potential customers. These general agents typically offer their services only for the small and mid-sized group markets (not the individual and family markets) and operate in only one or a few states. Additionally, some local agents use the Internet to acquire new consumer referrals from companies that have expertise in Internet marketing. These “lead aggregator” companies utilize keyword search, primarily paid keyword search listings on Google, MSN and Yahoo! and other forms of Internet advertising, to drive Internet traffic to the lead aggregator’s website. The lead aggregator then collects and sells consumer information to health insurance agents and, to a lesser extent, to health insurance carriers, both of whom endeavor to close the referrals through traditional offline sales methods.

Health insurance carriers’ “direct-to-member” sales.    Some health insurance carriers directly market and sell their plans to consumers through call centers and their own websites. Although we offer health insurance plans for many of these carriers, they also compete with us by offering their products directly to consumers. Most of these carriers have superior brand recognition, extensive marketing budgets and significant financial resources to influence consumer preferences for searching and buying health insurance online. In addition, some carriers, which we choose not to represent, offer non-comprehensive health insurance at lower rates than the comprehensive major medical health insurance that we generally offer. The carriers we choose to represent, however, do not have a competitive price advantage over us. Because individual and family plan health insurance prices are regulated in all U.S. jurisdictions, a consumer is entitled to pay the same price for a particular plan, whether the consumer purchased the plan directly from one of our carrier partners or from us. Additionally, we have entered into marketing partnerships with some of our carrier partners, such as Aetna and UnitedHealthcare, and these carriers refer consumers to us from states they do not service.

Online agents.    There are a number of agents that operate websites and provide a limited online shopping experience for consumers interested in purchasing health insurance (e.g., online quoting of health insurance product prices). Most of these online agents operate in only one or very few states, and some represent only one or a limited number of health insurance carriers. Some online agents also sell non-health insurance products such as auto insurance, life insurance and home insurance. We are the leading online source of health insurance products to individuals, families and small businesses and the only online source that is nationwide. We believe our ecommerce platform provides individuals, families and small businesses with the most comprehensive choice of affordable health insurance products. Additionally, we have entered into marketing partnerships with some online agencies and these agents refer consumers to us from states they do not service.

National insurance brokers.    Although insurance brokers such as Aon Insurance Services, Arthur J. Gallagher & Co., Marsh, Inc. and Willis Group Limited have traditionally not focused on the individual, family and small business market, they may enter our markets and could compete with us. These large agencies have existing relationships with many of our carrier partners, are licensed nationwide and have large customer bases and significant financial, technical and marketing resources to compete in our markets. Some of these large agencies and financial services companies, such as Aon, Arthur J. Gallagher and Willis, have partnered with us in order to offer our services to their customer and member bases.

We believe the principal factors that determine our competitive advantage in the online distribution of health insurance include the following:

•	health insurance plan selection;

•	quality of website content and website tools;

•	strength of carrier relationships and depth of technology integration with carriers;

•	high-quality, unbiased customer service;

•	brand awareness and reputation;

•	strength of marketing partnerships; and

•	proven capabilities measured in years of delivering sales and creating and using reliable technology.

The price of a particular health insurance policy is not a competitive factor because a consumer is entitled to pay the same price for a particular individual and family plan, whether the consumer purchased the plan directly from a carrier, from us or from another agent.

Legal Proceedings

On September 20, 2006, we received an order from the Office of the Insurance Commissioner of the State of Washington in connection with our publication of a report in July 2006 entitled “The Most Affordable Cities for Children’s and Family Health Insurance.” The Office of the Insurance Commissioner contends that the report is advertising and that our alleged mischaracterization of the affordability of individual health insurance in Spokane, Washington caused a violation of various Washington laws governing advertising, including prohibitions against false and misleading advertising, in the conduct of insurance business. It also contends that we allegedly published on our website one or more out of date premium rates for insurance in Washington. In general terms, the order requires us to cease and desist from further publication, distribution or republication of the report and from granting permission to republish, or assisting in the republication of, the report. It also requires us to cease publishing insurance rates that are not verified to be correct and current. In addition, the

Office of Insurance Commissioner has orally informed us that it currently intends to issue a consent order that may attempt to require us to make certain admissions relating to various facts and pay a fine, and that it may further attempt to require us to develop a plan to comply with the various orders. We are able to challenge the orders of the Office of the Insurance Commissioner described above and are in the process of reviewing and investigating that possibility, as we believe we have meritorious defenses.

We have also received an inquiry relating to the circumstances described above from the Arkansas Insurance Department and may receive similar inquiries from other jurisdictions. If we are found to have violated laws or regulations in the state of Washington or in other states, we could be subject to various fines and penalties, including revocation of our license to sell insurance in those states. If our license to sell insurance is revoked or suspended in any state, our business and financial results would be harmed. We would also be harmed to the extent that publicity concerning these reports and inquiries damages our reputation as a trusted source of objective information relating to health insurance and its affordability. It could also be costly to defend ourselves in these or related proceedings regardless of the outcome.

In addition, we may become involved in litigation from time to time in the ordinary course of our business.

Facilities

Our headquarters are located in Mountain View, California and we operate a customer care center in Gold River, California. Our wholly-owned subsidiary eHealth China, Inc. maintains an office in Xiamen, China. All of our facilities are leased. We may require additional space as our business expands.

Employees

As of June 30, 2006, we had 320 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth our executive officers, directors and key employees and their ages and the positions they held as of September 15, 2006.

Name	Age	Position
Executive Officers:
Gary L. Lauer	53	Chairman of the Board of Directors, President and Chief Executive Officer
Robert L. Fahlman	48	Senior Vice President, Carrier Relations and Chief Operating Officer
Stuart M. Huizinga	44	Senior Vice President and Chief Financial Officer
Bruce A. Telkamp	39	Senior Vice President, Business Development, General Counsel and Secretary
Dr. Sheldon X. Wang	46	Senior Vice President and Chief Technology Officer

Other Directors:
Steven M. Cakebread	54	Director
Michael D. Goldberg	48	Director
Joseph S. Lacob	50	Director
Kathleen D. LaPorte	44	Director
Jack L. Oliver III	37	Director
Sheryl Sandberg	37	Director
Christopher J. Schaepe	43	Director

Key Employees:
Sam C. Gibbs	49	Senior Vice President and General Manager of Small Business
Robert S. Hurley	47	Vice President, Strategic Initiatives

Gary L. Lauer.  Chairman of the Board of Directors, President and Chief Executive Officer.    Gary Lauer has served as our president and chief executive officer since December 1999, and as chairman of our board of directors since March 2002. Prior to joining us, Mr. Lauer was the chairman and chief executive officer of MetaCreations Corporation. Prior to MetaCreations, Mr. Lauer spent more than nine years at Silicon Graphics, Inc., a computing technology company, where he was a member of the senior executive team. Mr. Lauer started his career at IBM in sales and marketing management. Mr. Lauer holds a B.S. degree in finance and marketing from the University of Southern California Business School.

Robert L. Fahlman.  Senior Vice President, Carrier Relations and Chief Operating Officer.    Robert Fahlman has served as our senior vice president, carrier relations and chief operating officer since March 2000. Mr. Fahlman previously served as chief executive officer of Omni Health Care, a California health plan and health insurance company, and vice president of field operations at Healtheon Corporation, a healthcare Internet company now known as WebMD. Mr. Fahlman also previously served as a vice president at FHP and senior vice president at TakeCare Health Plan, two California managed healthcare plans. Mr. Fahlman holds a B.S. degree in business administration from Portland State University.

Stuart M. Huizinga.  Senior Vice President and Chief Financial Officer.    Stuart Huizinga has served as our senior vice president and chief financial officer since May 2000. Previously, Mr. Huizinga was a partner at Arthur Andersen LLP, an accounting firm. Mr. Huizinga holds a B.S. degree in business administration from San Jose State University and is a Certified Public Accountant in the state of California.

Bruce A. Telkamp.  Senior Vice President, Business Development, General Counsel and Secretary.    Bruce Telkamp has served as our senior vice president, business development since February 2004 and as our general counsel and secretary since May 2000. Previously, Mr. Telkamp was the vice president of business development and general counsel of MetaCreations Corporation. Prior to MetaCreations, Mr. Telkamp was an attorney with the law firm of Wilson Sonsini Goodrich & Rosati in Palo Alto, California. Mr. Telkamp holds a B.A. degree in economics with honors from the University of California, Los Angeles and a J.D. degree with honors from the University of California, Hastings.

Dr. Sheldon X. Wang.  Senior Vice President and Chief Technology Officer.    Dr. Sheldon Wang has served as our senior vice president and chief technology officer since August 1999. Previously, Dr. Wang was senior vice president of research and development at Eclipsys Corporation, formerly known as HealthVISION, a provider of integrated healthcare enterprise information-technology solutions. Dr. Wang holds a B.S. degree in physics from the Fuzhou University of China, an M.S. degree in physics from Idaho State University and a Ph.D. in medical informatics from the University of Utah.

Steven M. Cakebread. Director.    Steven Cakebread has served as a director since June 2006. Since May 2002, Mr. Cakebread has served as executive vice president and chief financial officer of salesforce.com, a customer relationship management service provider. From April 1997 until April 2002, Mr. Cakebread served as senior vice president and chief financial officer at Autodesk, a software company. From April 1992 until April 1997, Mr. Cakebread was vice president of finance for Silicon Graphics World Trade. Mr. Cakebread holds a B.S. in business from the University of California at Berkeley and an M.B.A. from Indiana University.

Michael D. Goldberg.  Director.    Michael Goldberg has served as a director since June 1999. In January 2005, Mr. Goldberg joined Mohr Davidow Ventures, a venture capital firm, as a general partner. From October 2000 to December 2004, Mr. Goldberg served as a managing director of Jasper Capital, a management and financial consultancy business. In 1995, Mr. Goldberg founded OnCare, Inc., an oncology practice management company, and served as its chairman until August 2001 and as its chief executive officer until March 1999. Mr. Goldberg previously served as president and chief executive officer of Axion, Inc., a cancer-focused healthcare service company, and as a partner at Sevin Rosen Funds, a venture capital firm. Mr. Goldberg serves on the board of directors of Genomic Health, Inc. Mr. Goldberg holds a B.A. in philosophy from Brandeis University and an M.B.A. from the Stanford Graduate School of Business.

Joseph S. Lacob.  Director.    Joseph Lacob has served as a director since April 1999. Since 1987, Mr. Lacob has been a partner at Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Lacob serves on the board of directors of Align Technology, Inc. Mr. Lacob holds a B.S. in biological sciences from the University of California, Irvine, a Master’s in Public Health from the University of California, Los Angeles and an M.B.A. from the Stanford Graduate School of Business.

Kathleen D. LaPorte.  Director.    Kathleen LaPorte has served as a director since December 2000. Ms. LaPorte has been a founding managing director of New Leaf Venture Partners, LLC since July 2005. From 1994 to July 2005, Ms. LaPorte was a general partner of the Sprout Group, a venture capital firm. Ms. LaPorte serves on the boards of directors of VNUS Medical, Adeza Biomedical and ISTA Pharmaceuticals. Ms. LaPorte holds a B.S. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Jack L. Oliver, III.  Director.    Jack Oliver has served as a director since December 2005. Since March 2005, Mr. Oliver has acted as chairman of Bryan Cave Strategies LLC, a government relations subsidiary of Bryan Cave LLP. Since August 2005, Mr. Oliver has been a senior advisor for Lehman Brothers with a focus on Lehman Brothers’ global client relationship management and private management businesses. Prior to his work at Bryan Cave Strategies, Mr. Oliver served on various political campaigns including those for the candidacies of Senator Jack Danforth, Senator Kit Bond, Senator John Ashcroft and Congressman Jim Talent. He is also a former deputy chairman of the Republican National Committee and was national finance director for President George Walker Bush’s presidential campaign. Mr. Oliver holds a B.A. degree in political science and communications from Vanderbilt University and a J.D. from the University of Missouri School of Law.

Sheryl Sandberg.  Director.    Sheryl Sandberg has served as a director since May 2006. Ms. Sandberg has been the vice president of global online sales and operations of Google Inc. since 2001. Ms. Sandberg also serves on the board of the Google Foundation/Google.org and directs the Google Grants program. Prior to joining Google, Ms. Sandberg was the chief of staff for the United States Treasury Department. Ms. Sandberg also previously served as a management consultant with McKinsey & Company and an economist with The World Bank. Ms. Sandberg holds a B.A. in economics from Harvard University and an M.B.A. from the Harvard Business School.

Christopher J. Schaepe.  Director.    Christopher Schaepe has served as a director since April 1999. Mr. Schaepe is a founding partner of Lightspeed Venture Partners, an early-stage technology venture capital firm, and has served as a general partner at Lightspeed since 2000. Previously, Mr. Schaepe was a general partner at Weiss, Peck & Greer Venture Partners, which he joined in 1991. Mr. Schaepe also previously served in corporate finance and capital markets roles at Goldman Sachs & Co. after working as a software engineer at IBM. Mr. Schaepe holds B.S. and M.S. degrees in computer science and electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Sam C. Gibbs.  Senior Vice President and General Manager of Small Business.    Sam Gibbs has served as our senior vice president since September 2000. Since November 2004, Mr. Gibbs has served as general manager of our small business products and services business. Mr. Gibbs previously served as the general manager of our technology licensing business from December 2001 to November 2004 and as general manager of product management from September 2000 to December 2001. Mr. Gibbs previously was a vice president and general manager for Rand, an engineering services company. Mr. Gibbs was a founder, president and chief executive officer of AVCOM Systems, Inc., an engineering services and systems integration company, which was acquired by Rand Worldwide. Mr. Gibbs holds a B.S. degree in aeronautical engineering technology from Arizona State University.

Robert S. Hurley.  Vice President of Strategic Initiatives.    Robert Hurley has served as our vice president since April 1999. Since October 2003, Mr. Hurley has been responsible for our public and government relations efforts and has been instrumental in the Health Savings Account-related aspects of our business. From April 1999 to September 2003, Mr. Hurley was responsible for our sales and sales support functions. Mr. Hurley served as an associate vice president of sales and operations for the consumer business segment at Health Net, Inc., a managed healthcare company, and in various leadership roles at Foundation Health, a California health plan. Mr. Hurley holds a B.A. degree in law and society from the University of California, Santa Barbara.

Board of Directors

Our board of directors is currently composed of eight members, including seven non-employee members and our current chairman, president and chief executive officer, Mr. Lauer. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, two members of our board of directors have been appointed to one-year terms, three have been appointed to two-year terms and three have been appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2007 annual meeting of stockholders, are Mr. Goldberg and Ms. LaPorte. Our Class II directors, whose terms will expire at the 2008 annual meeting of stockholders, are Ms. Sandberg and Messrs. Lacob and Schaepe. Our Class III directors, whose terms will expire at the 2009 annual meeting of stockholders, are Messrs. Cakebread, Lauer and Oliver.

Pursuant to a voting agreement originally entered into in April 1999 and most recently amended in May 2005 between us and certain of our stockholders, Ms. LaPorte and Messrs. Lacob, Lauer and Schaepe were each elected to serve as members of our board of directors. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock or until their earlier resignation or removal.

Committees of the Board of Directors

The following is a description of our audit committee, compensation committee and nominating and corporate governance committee of our board of directors.

Audit Committee.    The members of our audit committee are Messrs. Cakebread, Goldberg and Schaepe. Mr. Cakebread is the chairperson of the audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence under the requirements of the Nasdaq Global Market and the Securities and Exchange Commission. Our board of directors has also determined that Mr. Cakebread is an “audit committee financial expert” as defined in the Securities and Exchange Commission rules.

Among other duties, our audit committee:

•	appoints a firm to serve as independent accountant to audit our financial statements;

•	discusses the scope and results of the audit with the independent accountant and reviews with management and the independent accountant our interim and year-end operating results;

•	considers the adequacy of our internal accounting controls and audit procedures;

•	approves (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent accountant; and

•	issues the report that the SEC requires in our annual proxy statement.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

Compensation Committee.    The members of our compensation committee are Mr. Goldberg, Ms. LaPorte and Ms. Sandberg. Mr. Goldberg is the chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee meets the applicable requirements for independence under the current requirements of the Nasdaq Global Market. The purpose of our compensation committee is to assist our board of directors in determining the compensation of our executive officers and directors.

Among other duties, our compensation committee:

•	reviews and recommends approval of the compensation of our executive officers and directors;

•	administers our stock incentive plans;

•	reviews and makes recommendations to our board with respect to incentive compensation and equity plans; and

•	issues any report that the Securities and Exchange Commission requires the compensation committee to include in our annual proxy statement.

Nominating and Corporate Governance Committee.    The members of our nominating and corporate governance committee are Messrs. Schaepe and Oliver. Mr. Schaepe is the chairperson of the nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the applicable requirements for independence under the current requirements of the Nasdaq Global Market.

Among other duties, our nominating and corporate governance committee:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors and evaluates the performance of our board of directors and of individual directors; and

•	reviews developments in corporate governance practices and makes recommendations to the board concerning corporate governance matters.

Director Compensation

Certain of our non-employee directors have received options to purchase shares of our common stock under our 1998 Stock Plan and 2005 Stock Plan in connection with their service as members of our board of directors. In June 1999, we granted an option to purchase 37,500 shares of common stock at an exercise price of $0.50 per share to Mr. Goldberg. In September 2003, we granted an option to purchase 37,500 shares of common stock at an exercise price of $2.00 per share to Mr. Goldberg. In December 2005, we granted an option to purchase 25,000 shares of common stock to Mr. Oliver at an exercise price of $8.80 per share. In May 2006, we granted an option to purchase 25,000 shares of common stock to Ms. Sandberg at an exercise price of $12.90 per share. In August 2006, we granted an option to purchase 25,000 shares of common stock to Mr. Cakebread at an exercise price of $13.00 per share. These options vest over four years at a rate of 25% after one year and 1/48th per month thereafter, so long as the holder continues to serve as a director.

Effective upon the closing of this offering, our non-employee directors will receive $12,000 annually and $2,500 per meeting and will be entitled to reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. The chairperson of our audit committee will receive $10,000 annually, paid in quarterly installments, and the chairperson of our compensation committee and our nominating and corporate governance committee will each receive $3,000 annually. In addition, our 2006 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. See “Equity Benefit Plans—2006 Equity Incentive Plan—Automatic Option Grant Program.”

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of us. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides information regarding the compensation of our chief executive officer and the four other most highly compensated executive officers during 2005. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Annual Compensation		Long-Term Compensation Awards	All Other Compensation ($)
	Salary ($)	Bonus ($)	Securities Underlying Options
Gary L. Lauer Chairman of the Board of Directors, President and Chief Executive Officer	$298,077	$150,000	100,000	$97,429	(1)

Robert L. Fahlman Senior Vice President, Carrier Relations and Chief Operating Officer	199,038	100,000	87,500	—

Stuart M. Huizinga Senior Vice President and Chief Financial Officer	190,000	50,000	25,000	—

Bruce A. Telkamp Senior Vice President, Business Development, General Counsel and Secretary	185,000	92,500	87,500	—

Dr. Sheldon X. Wang Senior Vice President and Chief Technology Officer	220,000	110,000	100,000	33,407	(2)

(1)	Consists of $23,525 for apartment rental, $8,380 for car lease, $20,940 for airfare and $44,584 for payment of taxes associated with these benefits.
(2)	Consists of $18,120 for apartment rental and $15,287 for payment of taxes associated with this benefit.

Option Grants in Last Fiscal Year

The following table provides information regarding stock options granted during 2005 to each of our named executive officers. The figures representing percentages of total options granted to employees in 2005 are based on a total of 1,120,143 shares of common stock subject to options granted to our employees during 2005.

The exercise price of each option granted was equal to the fair value of our common stock as valued by our board of directors on the date of grant. The shares subject to each option listed in the table generally vest as follows: upon the completion of 12 months of service, 25% of the shares become vested and, upon the completion of each of the next 36 months of service, 1/48th of the shares become vested. Options may vest on an accelerated basis as described below in “Management—Severance and Change in Control Arrangements.”

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our estimate or prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that an initial offering price of $11.00 appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees	Exercise Price	Expiration
Name	(#)	In Fiscal Year	($/Sh)	Date	5% ($)	10% ($)
Gary L. Lauer	100,000	8.9%	$8.80	12/14/2015	$691,784	$1,753,117
Robert L. Fahlman	87,500	7.8%	8.80	12/14/2015	605,311	1,533,977
Stuart M. Huizinga	25,000	2.2%	8.80	12/14/2015	172,946	438,279
Bruce A. Telkamp	87,500	7.8%	8.80	12/14/2015	605,311	1,533,977
Dr. Sheldon X. Wang	100,000	8.9%	8.80	12/14/2015	691,784	1,753,117

2005 Stock Option Values

The following table provides information concerning the number of unexercised stock options held as of December 31, 2005, by each of our named executive officers. No stock options were exercised by our named executive officers in 2005. The value of unexercised in-the-money options at December 31, 2005 is based on an assumed initial offering price of $11.00 per share, less the per share exercise price, multiplied by the number of shares subject to the stock options.

	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
Name	Vested	Unvested	Vested	Unvested
Gary L. Lauer	1,550,000	350,000	$14,250,000	$2,470,000
Robert L. Fahlman	221,802	111,719	2,078,958	411,253
Stuart M. Huizinga	274,583	35,417	2,605,205	149,795
Bruce A. Telkamp	230,208	107,292	2,208,330	371,670
Dr. Sheldon X. Wang	355,208	119,792	3,595,830	399,170

All options granted to our named executive officers were granted under our 1998 Stock Plan or 2005 Stock Plan. Stock options granted under these plans generally are immediately exercisable. All shares subject to stock options that are exercised early are subject to repurchase by us at the original exercise price. This repurchase right lapses over time pursuant to the vesting schedule of the stock option, which requires that the optionee continue to be a service provider to us.

Employment Agreements and Change of Control Arrangements

We entered into an offer letter in November 1999 with Mr. Lauer, chairman of our board of directors and our president and chief executive officer, which provides that, if we terminate Mr. Lauer without cause, he receives the following severance benefits for a 12-month period following his employment termination: (a) payment of his monthly base salary; (b) payment of his monthly COBRA health insurance premiums; and (c) a cash payment equal to any contributions made by us for any employee benefits (other than health benefits) that he was receiving before termination. In the case of an option granted to Mr. Lauer in May 2003, upon a change in control, Mr. Lauer immediately becomes vested in 50% of the remaining unvested shares subject to the option. If Mr. Lauer is terminated without cause following the change in control, he becomes vested in any remaining unvested shares subject to this option grant, provided that he signs a general release of claims.

We entered into an offer letter in May 2000 with Mr. Huizinga, our senior vice president and chief financial officer, which provides that, if we terminate Mr. Huizinga without cause, he will receive his monthly base salary for a six-month period following his employment termination.

We entered into a letter agreement in August 2000 with Mr. Telkamp, our senior vice president, business development, general counsel and secretary, which provides that, if he is involuntarily terminated without cause, he will receive his monthly base salary for a six-month period following his employment termination and all bonuses to which he would have been entitled during that period. In addition, we agreed in the letter agreement that all future option grants made to Mr. Telkamp would become fully vested if Mr. Telkamp is involuntarily terminated within 12 months following a change in control. However, for all option grants received by Mr. Telkamp as of December 31, 2005, the vesting acceleration provision of the letter agreement was superseded by the applicable stock option agreements, such that none of the options currently held by Mr. Telkamp are subject to this vesting acceleration provision.

We entered into a letter agreement in August 2000 with Dr. Wang, our senior vice president and chief technology officer, which provides that if Dr. Wang is involuntarily terminated without cause, he will receive his monthly base salary and monthly health insurance benefits for a six-month period following his employment termination.

Our 2006 Equity Incentive Plan will become effective upon the effective date of the registration statement related to this offering. The board of directors or its compensation committee, as plan administrator of the 2006 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by our named executive officers and any other person in connection with certain changes in our control.

Equity Benefit Plans

1998 Stock Plan and 2005 Stock Plan

Our 1998 Stock Plan was adopted by our board of directors in October 1998 and approved by our stockholders in November 1998. Our 2005 Stock Plan was adopted by our board of directors and approved by our stockholders in June 2005. The provisions of the 1998 Stock Plan and the 2005 Stock Plan are substantially the same. We will not grant any additional awards under our 1998 Stock Plan or our 2005 Stock Plan following this offering. However, the options granted under the 1998 Stock Plan and 2005 Stock Plan that are outstanding after the effective date of this offering will continue to be governed by their existing terms.

Share Reserve.    A total of 6,950,000 shares of our common stock are reserved for issuance under our 1998 Stock Plan and 2005 Stock Plan. As of June 30, 2006, options to purchase an aggregate of 5,323,252 shares of our common stock were outstanding under the 1998 Stock Plan and 2005 Stock Plan, no shares were available for future grant under our 1998 Stock Plan and 207,782 shares were available for grant under our 2005 Stock Plan. In the event that shares subject to options granted under our 1998 Stock Plan are canceled, forfeited or repurchased by us, they become available for grant under the 2005 Stock Plan, subject to our discontinuing to make additional grants under the 2005 Stock Plan following this offering.

Administration.    Prior to this offering, our board of directors administered the 1998 Stock Plan and 2005 Stock Plan. After this offering, our board of directors or our compensation committee will administer the 1998 Stock Plan and 2005 Stock Plan. The administrator has complete discretion to make all decisions relating to our 1998 Stock Plan and 2005 Stock Plan.

Eligibility.    Employees, non-employee members of our board of directors and consultants are eligible to participate in our 1998 Stock Plan and 2005 Stock Plan.

Types of Awards.    Our 1998 Stock Plan and 2005 Stock Plan provide for incentive and nonstatutory stock options to purchase shares of our common stock and awards of restricted shares of our common stock. The exercise price for incentive stock options and nonstatutory stock options granted under the 1998 Stock Plan and 2005 Stock Plan may not be less than 100% and 85%, respectively, of the fair value of our common stock on the option grant date. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares. In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under the 1998 Stock Plan and 2005 Stock Plan in return for cash, a full-recourse promissory note, services already provided to us, and, in the case of treasury shares only, services to be provided to us in the future. Restricted shares vest at the times determined by our board of directors.

Change in Control.    If we are merged or consolidated with another company, an option granted under the 1998 Stock Plan or 2005 Stock Plan will be subject to the terms of the merger or consolidation agreement, which may provide that the option continues, is assumed or substituted, or is canceled without payment of any consideration.

Amendments or Termination.    Our board of directors may amend or terminate the 1998 Stock Plan and 2005 Stock Plan at any time. If our board of directors amends either of these plans, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under the plans increases or the class of persons eligible for the grant of incentive stock options materially changes. The 1998 Stock Plan and 2005 Stock Plan will automatically terminate 10 years after each plan’s adoption by our board of directors.

2004 Stock Plan for eHealth China

Our 2004 Stock Plan for eHealth China was adopted by our board of directors in November 2004 and approved by our stockholders in January 2005. No further awards will be made under our 2004 Stock Plan for eHealth China after the effective date of this offering. The awards granted under the 2004 Stock Plan for eHealth China that are outstanding after the effective date of this offering will continue to be governed by their existing terms.

Share Reserve.    A total of 800,000 shares of our Class A nonvoting common stock are reserved for issuance under the 2004 Stock Plan for eHealth China. As of June 30, 2006, 290,604 shares of Class A nonvoting common stock were outstanding under the 2004 Stock Plan for eHealth China and 509,396 shares of Class A nonvoting common stock were available for grant. Each share of Class A nonvoting common stock will automatically be converted into one-eighth (0.125) of a share of our common stock as of the effective date of this offering.

Administration.    Prior to this offering, our board of directors administered the 2004 Stock Plan for eHealth China and after this offering, our board of directors or our compensation committee will administer the 2004 Stock Plan for eHealth China. The administrator has complete discretion to make all decisions relating to the 2004 Stock Plan for eHealth China.

Eligibility.    Employees, non-employee members of the board of directors and consultants of us and certain of our subsidiaries, including our subsidiary in China, are eligible to participate in our 2004 Stock Plan for eHealth China, although as of June 30, 2006, we had only granted awards under the 2004 Stock Plan for eHealth China to employees of our subsidiary in China.

Types of Awards.    Our 2004 Stock Plan for eHealth China provides for incentive and nonstatutory stock options to purchase shares of our Class A nonvoting common stock and awards of restricted shares of our Class A nonvoting common stock. The exercise price for incentive stock options and nonstatutory stock options granted under the 2004 Stock Plan for eHealth China may not be less than 100% and 85%, respectively, of the fair value of our common stock on the option grant date. Optionees may pay the exercise price by using cash, shares of Class A nonvoting common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares. To date, we have only awarded restricted shares to employees of eHealth China, which vest over a four-year period following the date of grant.

Amendments or Termination.    Our board of directors may amend or terminate the 2004 Stock Plan for eHealth China at any time. If our board of directors amends the plan, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under the plan increases or the class of persons eligible for the grant of incentive stock options materially changes. The 2004 Stock Plan for eHealth China will automatically terminate 10 years after its adoption by our board of directors.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan was adopted by our board of directors in April 2006 and approved by our stockholders in May 2006. The 2006 Equity Incentive Plan will become effective upon the effective date of the registration statement related to this offering.

Share Reserve.    We have reserved 2,000,000 shares of our common stock for issuance under the 2006 Equity Incentive Plan. In general, if options or shares awarded under the 2006 Equity Incentive Plan are forfeited or repurchased, those options or shares will again become available for grant or award under the 2006 Equity Incentive Plan. In addition, on January 1 of each year, starting in 2007, the number of shares reserved under the 2006 Equity Incentive Plan will automatically increase by the lowest of (a) 1,500,000 shares, (b) 4% of the total number of shares of our common stock then outstanding or (c) a lower number determined by our board of directors or its compensation committee.

Administration.    The board of directors or the compensation committee of our board of directors administers the 2006 Equity Incentive Plan. The administrator has the complete discretion to make all decisions relating to our 2006 Equity Incentive Plan.

Eligibility.    Employees, non-employee members of our board of directors and consultants of our company and our subsidiaries are eligible to participate in our 2006 Equity Incentive Plan.

Types of Awards.    Our 2006 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Vesting.    Awards granted under our 2006 Equity Incentive Plan vest at the times determined by the administrator. In most cases, our awards will vest over a four-year period following the date of grant. Awards generally expire 10 years after they are granted and generally expire earlier if the participant’s service terminates earlier.

Stock Options.    The exercise price for all options granted under the 2006 Equity Incentive Plan may not be less than 100% of the fair value of our common stock on the option grant date. A stock option agreement may provide that a new option will be granted automatically to an optionee when he or she exercises a prior option and pays the exercise price with shares of our common stock already owned by such optionee. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns or an immediate sale of the option shares through a broker designated by us. No participant may receive stock options under the 2006 Equity Incentive Plan covering more than 250,000 shares in one fiscal year, except that a newly hired employee may receive stock options covering up to 500,000 shares in the first year of employment.

Stock Appreciation Rights.    A participant who exercises a stock appreciation right receives not more than the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2006 Equity Incentive Plan will not be less than 100% of the fair value of our common stock on the date of grant. The settlement value of the stock appreciation right may be paid in cash or shares of common stock or a combination of both. No participant may receive stock appreciation rights under the 2006 Equity Incentive Plan covering more than 250,000 shares in one fiscal year, except that a newly hired employee may receive awards covering up to 500,000 shares in the first year of employment.

Restricted Shares and Stock Units.    Restricted shares and stock units vest at the times or upon satisfaction of the conditions determined by the administrator. No cash consideration is required of the award recipients. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both. No participant may receive restricted shares or stock units with performance-based vesting under the 2006 Equity Incentive Plan covering more than 250,000 shares in any fiscal year.

Adjustments.    If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2006 Equity Incentive Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program described below; and (e) the number of stock units included in any prior award that has not yet been settled.

Merger or Consolidation.    If we are merged or consolidated with another company, an option or other award granted under the 2006 Equity Incentive Plan will be subject to the terms of the merger or consolidation agreement, which shall provide for one or more of the following: that the option or award continues, is assumed or substituted; becomes fully vested and exercisable, followed by its cancellation; or is cancelled for a cash payment equal to the spread that exists on the closing date of the merger or consolidation. A stock unit may also be cancelled for a payment equal to the fair value of the shares of our common stock subject to the stock unit as of the closing date.

Automatic Option Grant Program.    As part of the 2006 Equity Incentive Plan, our board of directors approved a program of automatic option grants for non-employee directors on the terms specified below:

•	Each non-employee director who first joins our board of directors on or after the effective date of this offering will receive an initial option for 25,000 shares of our common stock. The initial grant of this option will occur when the director takes office. A director who previously was employed by us is not eligible for this grant.

•	Each non-employee director will receive an option to purchase 6,250 shares of our common stock on the date of each annual stockholders’ meeting, starting in the year 2007. However, a new director will not receive the initial grant and an annual grant in the same calendar year. A non-employee director who previously was employed by eHealth is eligible for these grants.

•	Provided that the director continues in service with us, 25% of each option grant vests one year after the date of grant, and the balance vests in equal monthly installments over the following 36 months.

•	Options granted to non-employee directors under the 2006 Equity Incentive Plan will become fully vested upon a change in control of us.

•	The exercise price of each non-employee director’s option will be equal to the fair value of our common stock on the option grant date. To the extent permitted by applicable law, a director may pay the exercise price by using cash, shares of common stock that the director already owns or an immediate sale of the option shares through a broker designated by us.

•	The non-employee director’s options have a 10-year term. However, they expire 12 months after the director leaves our board of directors due to death or disability or three months after the director leaves our board for any other reason.

•	The administrator may change the number of shares subject to the non-employee directors’ options, may change the terms of the options to be issued in the future and may grant different awards that have an equivalent value to the options described above, as determined by the administrator on the date of grant.

Amendments or Termination.    Our board of directors may amend or terminate the 2006 Equity Incentive Plan at any time. If the board of directors amends the plan, it does not need to seek stockholder approval of the amendment unless applicable law requires it. The 2006 Equity Incentive Plan will terminate on the tenth anniversary of its adoption date, unless our board of directors decides to terminate the plan earlier.

401(k) Retirement and Deferred Savings Plan

We maintain a retirement and deferred savings plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $15,000 (or $20,000 for employees over 50 years of age) in calendar year 2006. Under the plan, each participant is fully vested in his or her own contributions. In April 2006, we began matching 25% of each participant’s contribution each pay period, up to a maximum of 1% of the employee’s salary during that period. Our matching contributions vest one-third for each of the first three years of service. The plan also permits us to make discretionary profit-sharing contributions, but we have not made such contributions to date.

Limitation of Liability and Indemnification of Officers and Directors

Upon the closing of this offering, we will adopt and file a new certificate of incorporation and will amend and restate our bylaws. Our new certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the new certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.

In addition, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	The amounts involved exceeded or will exceed $60,000; and

•	A director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Amended and Restated Investors’ Rights Agreement

We have granted registration rights to holders of our preferred stock pursuant to an investors’ rights agreement. See “Description of Capital Stock—Registration Rights.”

Voting Agreement

Pursuant to a voting agreement originally entered into in April 1999 and most recently amended in May 2005 by and among us and certain of our stockholders, Joseph S. Lacob, Kathleen D. LaPorte, Gary L. Lauer and Christopher J. Schaepe were each elected to serve as members of our board of directors. Mr. Lauer was initially selected as representative of our common stock, Messrs. Lacob and Schaepe were initially selected as representatives of our Series A preferred stock, as designated by Kleiner Perkins Caufield & Byers and Lightspeed Venture Partners, respectively, and Ms. LaPorte was initially selected as representative of our Series C preferred stock, as designated by the Sprout Group. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering.

Board Compensation

We pay non-employee directors for board meeting attendance, and certain of our non-employee directors have received options to purchase shares of our common stock. For more information regarding these arrangements, see “Management—Director Compensation.”

Employment Agreements

We have entered into offer letters or employment related agreements with each of Messrs. Lauer, Huizinga and Telkamp and Dr. Wang. For more information regarding these arrangements, see “Management—Employment Agreements and Change of Control Arrangements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Stock Option Grants

We have granted options to purchase shares of our common stock to our directors and executive officers. See “Management—Director Compensation,” “Management—Option Grants in Last Fiscal Year” and “Management—2005 Stock Option Values.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of June 30, 2006, as adjusted to reflect the sale of shares of common stock offered by us in this offering, for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 15,948,545 shares of common stock outstanding as of June 30, 2006, and also lists applicable percentage ownership based on 20,948,545 shares of common stock assumed to be outstanding after the closing of the offering. Options to purchase shares of our common stock that are exercisable within 60 days of June 30, 2006, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders
Entities affiliated with Sprout Group (2) 3000 Sand Hill Road Building 3, Suite 170 Menlo Park, CA 94025	3,111,435	19.5%	14.9%

Vipool M. Patel (3)	2,617,526	16.4	12.5

Entities affiliated with Kleiner Perkins Caufield & Byers (4) 2750 Sand Hill Road Menlo Park, CA 94025	2,515,245	15.8	12.0

Entities affiliated with QuestMark Partners (5) One South Street Suite 800 Baltimore, MD 21202	1,743,982	10.9	8.3

Entities affiliated with Weiss, Peck & Greer Venture Partners (6)	1,674,469	10.5	8.0

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Executive Officers and Directors
Gary L. Lauer (7)	1,900,000	10.6%	8.3%

Robert L. Fahlman (8)	337,500	2.1	1.6

Stuart M. Huizinga (9)	310,000	1.9	1.5

Bruce A. Telkamp (10)	337,500	2.1	1.6

Dr. Sheldon X. Wang (11)	550,000	3.3	2.6

Steven M. Cakebread (12)	*	*	*

Michael D. Goldberg (13)	75,000	*	*

Joseph S. Lacob (4) 2750 Sand Hill Road Menlo Park, CA 94025	2,515,245	15.8	12.0

Kathleen D. LaPorte (2) 3000 Sand Hill Road Building 3, Suite 170 Menlo Park, CA 94025	3,111,435	19.5	14.9

Jack L. Oliver III (14)	25,000	*	*

Sheryl Sandberg (15)	25,000	*	*

Christopher J. Schaepe (6) c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025	1,674,469	10.5	8.0

All executive officers and directors as a group (12 persons) (16)	10,861,149	56.1	44.6

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o eHealth, Inc., 440 East Middlefield Road, Mountain View, CA 94043.

(2)	Includes 2,105,525 shares held of record by Sprout Capital IX, L.P., 733,911 shares held of record by Sprout Capital VIII, L.P., 27,972 shares held of record by DLJ Capital Corporation, 185,407 shares held of record by DLJ ESC II, L.P., 14,585 shares held of record by Sprout Entrepreneurs’ Fund, L.P. and 44,035 shares held of record by Sprout Venture Capital, L.P. Ms. LaPorte, one of our directors, was a general partner of the Sprout Group funds until July 15, 2005, and is currently a managing director of New Leaf Venture Partners, L.L.C. New Leaf Venture Partners, L.L.C. has entered into an agreement with the Sprout Group division of Credit Suisse First Boston Private Equity, Inc. whereby New Leaf Venture Partners, L.L.C. provides investment advisory services to the Sprout Group funds. Ms. LaPorte disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of her pecuniary interest therein.

(3)	Includes 2,042,526 shares held in a trust for the benefit of Mr. Patel and his family. Also includes 575,000 shares held of record by the Vipool M. Patel & Sharon L. Patel, Co-Trustees of the Patel 1999 Children’s Trust U/A/D 10/30/99, of which Mr. Patel is a trustee. Mr. Patel disclaims beneficial ownership of such shares held of record by the Vipool M. Patel & Sharon L. Patel, Co-Trustees of the Patel 1999 Children’s Trust U/A/D 10/30/99.

(4)

Includes 1,955,353 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-A, L.P., 60,365 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-B, L.P. and 37,213 shares beneficially owned by Joseph Lacob. Excludes, in the case of Joseph Lacob, 462,314 shares held by other entities affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Lacob does not have voting or dispositive power. Lacob Ventures, LLC, whose manager is Joseph Lacob, is a manager of the general partners of the Kleiner Perkins Caufield & Byers funds and has shared voting and investment power over these shares. Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. Mr. Lacob disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of his pecuniary interest therein.

(5)	Includes 1,481,537 shares held of record by QuestMark Partners, L.P., and 262,445 shares held of record by QuestMark Partners Side Fund, L.P.

(6)	Includes 359,007 shares held of record by WPG Enterprise Fund III, LLC, 410,568 shares held of record by Weiss, Peck & Greer Venture Associates IV, LLC, 51,753 shares held of record by Weiss, Peck & Greer Venture Associates IV Cayman, LP, 15,907 shares held of record by WPG Information Sciences Entrepreneur Fund, LP, 669,792 shares held of record by Weiss, Peck & Greer Venture Associates V, LLC, 5,608 shares held of record by Weiss, Peck & Greer Venture Associates V-A, LLC, 137,473 shares held of record by Weiss, Peck & Greer Venture Associates V Cayman, LP, 15,069 shares held of record by WPG Information Sciences Entrepreneur Fund II, LLC and 9,292 shares held of record by WPG Information Sciences Entrepreneur Fund II-A, LLC. WPG VC Fund Adviser, LLC is (i) the fund investment advisory member of WPG Enterprise Fund III, LLC and Weiss, Peck & Greer Venture Associates IV, LLC, (ii) the fund investment advisory partner of Weiss, Peck & Greer Venture Associates IV Cayman, LP, and (iii) the general partner of WPG Information Sciences Entrepreneur Fund, LP. WPG VC Fund Adviser II, LLC is the fund investment advisory member of Weiss, Peck & Greer Venture Associates V, LLC, Weiss, Peck & Greer Venture Associates V-A, LLC, WPG Information Sciences Entrepreneur Fund II, LLC and WPG Information Sciences Entrepreneur Fund II-A, LLC, and is the fund investment advisory partner of Weiss, Peck & Greer Venture Associates V Cayman, LP. Mr. Schaepe, one of our directors, is a managing member of WPG VC Fund Adviser, LLC and WPG VC Fund Adviser II, LLC. Mr. Schaepe disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of his pecuniary interest therein.

(7)	Includes 1,900,000 shares issuable upon exercise of stock options. As of June 30, 2006, 225,000 of such shares were unvested.

(8)	Includes 3,979 shares of common stock held of record by the Robert Lawrence Jr. and Marion Lee Fahlman Trustees, or the Successor Trustee, of the Robert L. and Marion L. Fahlman Trust dated October 18, 1994. Also includes 333,521 shares issuable upon exercise of stock options. As of June 30, 2006, 104,146 of such shares were unvested.

(9)	Includes 310,000 shares issuable upon exercise of stock options. As of June 30, 2006, 31,250 of such shares were unvested.

(10)	Includes 20,000 shares held of record by the Bruce A. Telkamp and Diane E. Turriff as Trustees of Diane E. Turriff and Bruce A. Telkamp Revocable Trust 2004. Also includes 317,500 shares issuable upon exercise of stock options. As of June 30, 2006, 100,000 of such shares were unvested.

(11)	Includes 75,000 shares of common stock and 475,000 shares issuable upon exercise of stock options. As of June 30, 2006, 112,500 of such shares were unvested.

(12)	Mr. Cakebread was granted an option to purchase 25,000 shares of our common stock on August 3, 2006.

(13)	Includes 37,500 shares of common stock and 37,500 shares issuable upon exercise of stock options. As of June 30, 2006, 12,500 of such shares were unvested.

(14)	Includes 25,000 shares issuable upon exercise of stock options. As of June 30, 2006, 25,000 of such shares were unvested.

(15)	Includes 25,000 shares issuable upon exercise of stock options. As of June 30, 2006, 25,000 of such shares were unvested.

(16)	Includes an aggregate of 3,423,521 shares issuable upon exercise of stock options. As of June 30, 2006, an aggregate of 610,396 of such shares are were unvested.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws as they will be in effect upon the closing of this offering. For more detailed information, please see our certificate of incorporation, bylaws and Investors’ Rights Agreement, filed as exhibits to the registration statement of which this prospectus forms a part.

Upon completion of this offering, our authorized capital stock will consist of 110,000,000 shares, par value of $0.001 per share, of which:

•	100,000,000 shares will be designated as common stock, and

•	10,000,000 shares will be designated as preferred stock.

At June 30, 2006, we had outstanding 15,948,545 shares of common stock held of record by 313 stockholders, assuming the automatic conversion into common stock of each outstanding share of preferred stock and Class A nonvoting common stock immediately prior to the completion of the offering. Upon completion of this offering, there will be 20,948,545 shares of our common stock outstanding, or 21,698,545 shares if the underwriters exercise their over-allotment option in full.

Common Stock

On all matters submitted to our stockholders for vote, our common stockholders are entitled to one vote per share, voting together as a single class, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may apply to any shares of preferred stock outstanding, the holders of common stock are entitled to share equally in any dividends that our board of directors may determine to issue from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Preferred Stock

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and rights and the qualification, limitations or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interests of our stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer, stockholder or stockholder group.

Registration Rights

The holders of 10,955,744 shares of common stock, or the registrable securities, are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of these registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

•	The holders of at least 35% of the then outstanding registrable securities may require, on two occasions beginning six months after the date of this prospectus, that we use all reasonable efforts to register the registrable securities for public resale, provided that the proposed aggregate selling price is at least $7,500,000.

•	If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to require us to use all reasonable efforts to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

•	The holders of at least 250,000 shares of the then outstanding registrable securities may require us on two occasions in any twelve month period to use all reasonable efforts to register all or a portion of their registrable securities on Form S-3 when use of that form becomes available to us, provided that the proposed aggregate selling price is at least $2,000,000.

We will bear all registration expenses other than underwriting discounts and commissions. All registration rights pertaining to common stock terminate on the date five years following the closing of this offering, or, with respect to each holder of registrable securities holding two percent (2%) or less of the outstanding capital stock of the company, such earlier time at which all registrable securities held by such holder (and any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold in a single transaction without registration in compliance with Rule 144. We anticipate that these registration rights will be waived with respect to this offering.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

Undesignated Preferred Stock

Our board of directors has the ability to issue preferred stock with voting or other rights or preference that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors.” In addition, directors may be removed from office by our stockholders only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “EHTH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Further, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 20,948,545 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after June 30, 2006. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one or more of our existing affiliates as that term is defined in Rule 144 under the Securities Act purchases such shares.

The remaining 15,948,545 shares of our common stock held by existing stockholders as of June 30, 2006 are restricted shares or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act, which are summarized below. Of these restricted shares, 2,866,574 shares would be available for resale in the public market in reliance on Rule 144(k) as of June 30, 2006, all of which shares are restricted by the terms of the lock-up agreements described below. An additional 11,693,699 shares would be available for resale in the public market in reliance on Rule 144 as of June 30, 2006, all of which shares are restricted by the terms of the lock-up agreements. The remaining 1,388,272 shares would become eligible for resale in the public market at various dates thereafter as of June 30, 2006, all of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	15,948,545

In addition, as of June 30, 2006, options to purchase a total of 5,323,252 shares of common stock were outstanding, all of which options are exercisable, of which options to purchase 3,823,656 shares are no longer subject to vesting. All of such options are restricted by the terms of the lock-up agreements.

Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a stockholder who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell, upon the expiration of the lock-up agreements described below, some of that stockholder’s shares within any three-month period. That number of shares cannot exceed the greater of one percent, or approximately 209,485 shares, of the number of shares of our common stock then outstanding immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, these shares may be sold without restriction immediately upon the expiration of the lock-up agreements described below.

Rule 701

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period.

Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

Lock-up Agreements

All stockholders and option holders have agreed with us not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) for a period of 180 days from the date of this prospectus. In addition, except for sales of common stock by us in this offering, we and our executive officers, directors and substantially all of our stockholders and optionholders have agreed with the underwriters not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of both Morgan Stanley & Co. Incorporated and Merrill Lynch for a period of 180 days from the date of this prospectus. This agreement is subject to certain exceptions. See “Underwriters.”

Registration Rights

After this offering, the holders of approximately 10,955,744 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances such as non-U.S. holders subject to special tax treatment under U.S. federal tax laws (including partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, non-U.S. holders that do not hold our common stock as a capital asset and persons who hold or receive common stock as compensation). In addition, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

We have not requested a ruling from the Internal Revenue Service (“IRS”) in connection with the tax consequences described herein. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF OUR STOCK, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, IN LIGHT OF YOUR OWN PARTICULAR TAX SITUATIONS.

Dividends

As discussed under “Dividend Policy” above, the company does not currently expect to pay dividends. In the event that the company does pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise,

•	the company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised the majority of our assets. The company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and JMP Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
JMP Securities LLC

Total	5,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $63.2 million, the total underwriters’ discounts and commissions would be $4.5 million and total proceeds to us would be $58.7 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of both Morgan Stanley & Co. Incorporated and Merrill Lynch, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our equity benefit plans described in “Management—Executive Compensation—Employee Benefit Plans,” provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

•	the filing by us of any registration statements on Form S-8 for the registration of shares of common stock issued pursuant to our equity benefit plans described in “Management—Executive Compensation—Employee Benefit Plans”;

•	the issuance by us of shares of common stock in connection with the conversion of shares of preferred stock and Class A nonvoting common stock;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, provided that no transfers occur under such plan during the 180-day period;

•	the issuance by us of shares of common stock in connection with any mergers or other acquisition transactions, provided that the total number of shares of common stock issued pursuant to the foregoing does not exceed 10% of the total number of shares of common stock outstanding immediately after this offering;

•	transfers of shares as a gift or for no consideration;

•	distributions of shares to partners, members or stockholders of the stockholder; or

•	transfers to certain entities or persons affiliated with the stockholder,

provided that in the case of each of the last four transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, and no filing under Section 16 of the Exchange Act is required in connection with these transactions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “EHTH.”

Pursuant to the underwriting agreement, we and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price: will be our future prospects and those of our industry in general, sales, earnings and other financial operating information in recent periods, and the price earnings ratios, price sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, will pass upon the validity of the common stock offered by this prospectus. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP participating in the consideration of legal matters related to the common stock offered by us in this offering are the beneficial owners of less than 1.0% of our outstanding shares of common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon certain legal matters for the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (SEC), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules thereto.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the SEC.

EHEALTH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

eHealth, Inc.

We have audited the accompanying consolidated balance sheets of eHealth, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations and comprehensive income (loss), convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eHealth, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Palo Alto, California

March 10, 2006,

except for Note 13, as to which the date is

September 22, 2006

EHEALTH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share information)

	December 31,		June 30, 2006	Pro Forma Stockholders’ Equity at June 30, 2006
	2004	2005
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,707	$9,415	$11,693
Accounts receivable	32	128	305
Prepaid expenses and other current assets	923	908	1,222

Total current assets	9,662	10,451	13,220
Restricted cash	101	—	—
Restricted investments	150	153	155
Property and equipment, net	2,563	2,761	2,481
Deferred initial public offering costs	—	1,391	3,133
Other assets	422	409	411

Total assets	$12,898	$15,165	$19,400

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$822	$1,077	$889
Accrued compensation and benefits	2,358	3,009	2,644
Accrued marketing expenses	923	1,027	1,604
Deferred revenue	3	523	806
Other current liabilities (Note 5)	759	1,179	1,889

Total current liabilities	4,865	6,815	7,832
Other non-current liabilities	59	212	201
Commitments and contingencies
Convertible preferred stock; $0.001 par value; 23,100,000 shares authorized at December 31, 2004 and 2005 and June 30, 2006 (unaudited), issuable in series:
Series A; 5,200,000 shares authorized; 2,549,454 shares issued and outstanding at December 31, 2004 and 2005, and June 30, 2006 (unaudited) (aggregate liquidation preference of $11,947); no shares outstanding pro forma (unaudited)	11,947	11,947	11,947	$—
Series B; 4,900,000 shares authorized; 2,122,845 shares issued and outstanding at December 31, 2004 and 2005, and June 30, 2006 (unaudited), respectively (aggregate liquidation preference of $42,160); no shares outstanding pro forma (unaudited)	42,211	42,160	42,160	—
Series C; 13,000,000 shares authorized; 5,615,812 shares issued and outstanding at December 31, 2004 and 2005, and June 30, 2006 (unaudited) (aggregate liquidation preference of $32,201); no shares outstanding pro forma (unaudited)	32,212	32,212	32,212	—
Stockholders’ equity (deficit):
Common stock; $0.001 par value; 43,600,000, 40,000,000 and 45,000,000 shares authorized at December 31, 2004 and 2005, and June 30, 2006 (unaudited), respectively; 4,581,209, 4,788,878 and 4,956,446 shares issued and outstanding at December 31, 2004 and 2005, and June 30, 2006 (unaudited), respectively; 15,948,545 shares outstanding pro forma (unaudited)	5	5	5	16
Class A nonvoting common stock; $0.001 par value; none, 1,600,000 and 1,600,000 shares authorized at December 31, 2004 and 2005, and June 30, 2006 (unaudited), respectively; none, 257,050 and 290,604 shares issued and outstanding at December 31, 2004 and 2005, and June 30, 2006 (unaudited), respectively; no shares outstanding pro forma (unaudited)	—	—	—	—
Additional paid-in capital	1,421	1,983	2,494	88,802
Deferred stock-based compensation	(104)	(62)	(43)	(43)
Accumulated deficit	(79,718)	(80,132)	(77,438)	(77,438)
Accumulated other comprehensive income	—	25	30	30

Total stockholders’ equity (deficit)	(78,396)	(78,181)	(74,952)	$11,367

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$12,898	$15,165	$19,400

See accompanying notes.

EHEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share information)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenue:
Commission	$21,868	$29,783	$41,237	$19,040	$26,556
License and other	368	432	515	161	676

Total revenue	22,236	30,215	41,752	19,201	27,232
Operating costs and expenses:
Cost of revenue-sharing	600	447	614	278	483
Marketing and advertising (1)	7,002	12,732	17,786	8,011	10,006
Customer care and enrollment (1)	6,185	7,577	8,822	4,172	5,304
Technology and content (1)	6,595	7,461	8,054	3,825	4,653
General and administrative (1)	5,123	5,385	7,108	3,217	4,232

Total operating costs and expenses	25,505	33,602	42,384	19,503	24,678

Income (loss) from operations	(3,269)	(3,387)	(632)	(302)	2,554
Other income, net	74	60	239	93	212

Income (loss) before provision for income taxes	(3,195)	(3,327)	(393)	(209)	2,766
Provision for income taxes	—	—	21	—	72

Net income (loss)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

Comprehensive income (loss):
Net income (loss)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694
Foreign currency translation adjustment	—	—	25	—	5

Total comprehensive income (loss)	$(3,195)	$(3,327)	$(389)	$(209)	$2,699

Net income (loss) per share:
Basic—common stock	$(0.74)	$(0.74)	$(0.09)	$(0.05)	$0.55
Basic—Class A nonvoting common stock	—	—	$(0.09)	—	$0.55
Diluted—common stock	$(0.74)	$(0.74)	$(0.09)	$(0.05)	$0.14
Diluted—Class A nonvoting common stock	—	—	$(0.09)	—	$0.14
Pro forma—basic			$(0.03)		$0.17
Pro forma—diluted			$(0.03)		$0.14

Net income (loss):
Allocated to common stock	$(3,195)	$(3,327)	$(414)	$(209)	$2,669
Allocated to Class A nonvoting common stock	—	—	—	—	25

Net income (loss)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

Weighted-average number of shares used in per share amounts:
Basic—common stock	4,331	4,473	4,661	4,596	4,867
Basic—Class A nonvoting common stock	—	—	3	—	45
Diluted—common stock	4,331	4,473	4,661	4,596	19,078
Diluted—Class A nonvoting common stock	—	—	3	—	45
Pro forma—basic			15,617		15,828
Pro forma—diluted			15,617		19,111
____________
(1) Includes stock-based compensation as follows:
Marketing and advertising	$49	$59	$97	$93	$11
Customer care and enrollment	25	7	6	4	13
Technology and content	9	14	62	26	89
General and administrative	9	19	26	10	39

Total	$92	$99	$191	$133	$152

See accompanying notes.

EHEALTH, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Convertible Preferred Stock						Common Stock		Class A Nonvoting Common Stock		Additional Paid-in Capital	Deferred Stock- Based Compen- sation	Accum- ulated Deficit	Accum- ulated Other Compre- hensive Income	Total Stockholders’ Equity (Deficit)

	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	2,549	$11,947	2,123	$42,181	5,611	$32,223	4,317	$4	—	$—	$809	$—	$(73,196)	$—	$(72,383)
Issuance of common stock in connection with the exercise of common stock options, net of repurchases	—	—	—	—	—	—	59	—	—	—	76	—	—	—	76
Issuance of restricted common stock awards to non-employees, net of cancellations	—	—	—	—	—	—	13	—	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock upon the exercise of stock warrants	—	—	—	—	5	29	—	—	—	—	—	—	—	—	—
Deferred stock-based compensation related to grants of common stock options to employees, net of reversals for terminated employees	—	—	—	—	—	—	—	—	—	—	109	(109)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	10	—	—	10
Stock-based compensation related to change in terms of common stock option granted to employee	—	—	—	—	—	—	—	—	—	—	23	—	—	—	23
Stock-based compensation related to non-employees	—	—	—	—	—	—	—	—	—	—	16	—	—	—	16
Stock-based compensation related to Series B and C convertible preferred stock and common stock warrants issued in connection with marketing alliances	—	—	—	15	—	27	—	—	—	—	1	—	—	—	1
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,195)	—	(3,195)

Balance at December 31, 2003	2,549	11,947	2,123	42,196	5,616	32,279	4,389	4	—	—	1,034	(99)	(76,391)	—	(75,452)
Issuance of common stock in connection with the exercise of common stock options	—	—	—	—	—	—	193	1	—	—	231	—	—	—	232
Cancellation of unvested restricted common stock awards in connection with termination of employees	—	—	—	—	—	—	(1)	—	—	—	—	—	—	—	—
Deferred stock-based compensation related to restricted common stock awards to employees, net of reversals for terminated employees	—	—	—	—	—	—	—	—	—	—	45	(45)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	40	—	—	40
Stock-based compensation related to change in terms of common stock option granted to employee	—	—	—	—	—	—	—	—	—	—	25	—	—	—	25

EHEALTH, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(in thousands)

	Convertible Preferred Stock						Common Stock		Class A Nonvoting Common Stock		Additional Paid-in Capital	Deferred Stock- Based Compen- sation	Accum- ulated Deficit	Accum- ulated Other Compre- hensive Income	Total Stockholders’ Equity (Deficit)

	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Stock-based compensation related to non-employees	—	—	—	—	—	—	—	—	—	—	18	—	—	—	18
Stock-based compensation related to Series B convertible preferred stock and common stock warrants issued in connection with marketing alliances	—	—	—	15	—	—	—	—	—	—	1	—	—	—	1
Expiration of Series C convertible preferred stock warrants	—	—	—	—	—	(67)	—	—	—	—	67	—	—	—	67
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,327)	—	(3,327)

Balance at December 31, 2004	2,549	11,947	2,123	42,211	5,616	32,212	4,581	5	—	—	1,421	(104)	(79,718)	—	(78,396)
Issuance of common stock in connection with exercise of common stock options	—	—	—	—	—	—	208	—	—	—	362	—	—	—	362
Issuance of Class A nonvoting restricted common stock awards to employees, net of reversals for terminated employees	—	—	—	—	—	—	—	—	257	—	—	—	—	—	—
Stock-based compensation related to Class A nonvoting restricted common stock awards	—	—	—	—	—	—	—	—	—	—	49	—	—	—	49
Stock-based compensation related to change in terms of common stock options granted to employees	—	—	—	—	—	—	—	—	—	—	83	—	—	—	83
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	42	—	—	42
Stock-based compensation related to non-employees	—	—	—	—	—	—	—	—	—	—	3	—	—	—	3
Stock-based compensation related to Series B convertible preferred stock and common stock warrants issued in connection with marketing alliances	—	—	—	13	—	—	—	—	—	—	1	—	—	—	1
Expiration of Series B convertible preferred stock warrants	—	—	—	(64)	—	—	—	—	—	—	64	—	—	—	64
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	25	25
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(414)	—	(414)

Balance at December 31, 2005	2,549	11,947	2,123	42,160	5,616	32,212	4,789	5	257	—	1,983	(62)	(80,132)	25	(78,181)
Issuance of common stock in connection with exercise of common stock options (unaudited)	—	—	—	—	—	—	167	—	—	—	378	—	—	—	378
Issuance of Class A nonvoting restricted common stock awards to employees, net of reversals for terminated employees (unaudited)	—	—	—	—	—	—	—	—	34	—	—	—	—	—	—
Stock-based compensation related to Class A nonvoting restricted common stock awards (unaudited)	—	—	—	—	—	—	—	—	—	—	74	—	—	—	74
Stock-based compensation related to employees (unaudited)	—	—	—	—	—	—	—	—	—	—	59	—	—	—	59
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	19	—	—	19
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	5	5
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	2,694	—	2,694

Balance at June 30, 2006 (unaudited)	2,549	$11,947	2,123	$42,160	5,616	$32,212	4,956	$5	291	$—	$2,494	$(43)	$(77,438)	$30	$(74,952)

See accompanying notes.

EHEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Operating activities
Net income (loss)	$(3,195)	$(3,327)	$(414)	$(209)	$2,694
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,164	1,484	1,136	572	694
Stock-based compensation expense	92	99	191	131	152
Deferred rent	(13)	29	168	174	(6)
(Gain) loss on disposal of property and equipment	—	(29)	17	—	—
Changes in operating assets and liabilities:
Accounts receivable	(31)	(1)	(96)	5	(177)
Prepaid expenses and other current assets	(739)	182	15	(124)	(314)
Other assets	241	(270)	13	16	(2)
Accounts payable	89	259	163	(35)	(93)
Accrued compensation and benefits	32	471	649	(171)	(362)
Accrued marketing expenses	222	367	104	158	577
Deferred revenue	1	(8)	520	181	283
Other current liabilities	(834)	145	151	383	245
Other non-current liabilities	(17)	—	—	—	—

Net cash provided by (used in) operating activities	(2,988)	(599)	2,617	1,081	3,691

Investing activities
Purchases of property and equipment	(807)	(1,582)	(1,337)	(611)	(417)
Changes in restricted cash	(1)	—	101	101	—
Changes in restricted investments	8	(2)	(3)	(1)	(2)
Purchases of short-term investments	(7,700)	—	—	—	—
Sales of short-term investments	6,104	7,002	—	—	—
Maturities of short-term investments	1,520	—	—	—	—
Net proceeds from the sale of property and equipment	—	29	—	—	—

Net cash provided by (used in) investing activities	(876)	5,447	(1,239)	(511)	(419)

Financing activities
Net proceeds from the exercise of Series C convertible preferred stock warrant	29	—	—	—	—
Net proceeds from the exercise of common stock options	76	232	362	56	378
Costs incurred in connection with initial public offering	—	—	(1,022)	(99)	(1,371)
Principal payments in connection with capital leases	(14)	(17)	(22)	(11)	(4)

Net cash provided by (used in) financing activities	91	215	(682)	(54)	(997)

Effect of exchange rate changes on cash and cash equivalents	—	—	12	—	3

Net increase (decrease) in cash and cash equivalents	(3,773)	5,063	708	516	2,278
Cash and cash equivalents at beginning of period	7,417	3,644	8,707	8,707	9,415

Cash and cash equivalents at end of period	$3,644	$8,707	$9,415	$9,233	$11,693

Supplemental disclosure of non-cash activities
Capital lease obligations incurred	$—	$28	$—	$—	$—

Deferred stock-based compensation expense related to granting of restricted stock awards and stock options to employees	$109	$45	$—	$—	$—

Supplemental disclosure of cash flows
Cash paid for interest	$8	$5	$17	$7	$8

Cash paid for income taxes	$—	$—	$—	$—	$20

See accompanying notes.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Note 1—Summary of Business and Significant Accounting Policies

eHealth, Inc. and subsidiaries (“Company,” “we” or “us”), formerly known as eHealthInsurance Services, Inc., was incorporated in the state of Delaware on November 14, 1997. We offer an Internet-based insurance agency services for individuals, families and small businesses in the United States. Our services enable individuals, families and small businesses to research, analyze, compare and purchase health insurance products from health insurance carriers across the nation. We are licensed to market and sell health insurance in all 50 states and the District of Columbia.

Principles of Consolidation—The consolidated financial statements include the accounts of eHealth, Inc. and our wholly-owned subsidiaries, eHealthInsurance Services, Inc., eHealth China, Inc. and eHealth China (Xiamen) Technology Co., Ltd. eHealth China, Inc. was incorporated in October 2003. eHealth China (Xiamen) Technology Co., Ltd., a wholly-owned foreign enterprise of eHealth China, Inc., was incorporated in China in December 2003. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information—The accompanying unaudited interim consolidated balance sheet as of June 30, 2006, the consolidated statements of operations and comprehensive income (loss) and cash flows for the six months ended June 30, 2005 and 2006 and the consolidated statement of convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our financial position at June 30, 2006 and results of operations and cash flows for the six months ended June 30, 2005 and 2006. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or future year.

Use of Estimates—The preparation of consolidated financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to the useful lives of long-lived assets including property and equipment, fair value of investments, fair value of intangible assets, allowances for commission forfeitures payable to carriers, the value of our common stock for the purpose of determining stock-based compensation, and income taxes, among others. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. Actual results may differ from these estimates.

Revenue Recognition—We recognize revenue for our services using the criteria set forth in Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB 104). SAB 104 states that revenue is recognized when each of the following four criteria is met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Our revenue is primarily comprised of compensation paid to us by health insurance carriers related to insurance policies that have been purchased by a member who used our service. We define a member as an individual currently covered by an insurance product for which we are entitled to receive compensation. Our

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

compensation generally represents a percentage of the premium amount collected by the carrier during the period that a member maintains coverage under a policy (commissions) and, to a lesser extent, override commissions that health insurance carriers pay us for achieving certain objectives. Premium-based commissions are reported to us after the premiums are collected by the carrier, generally on a monthly basis. We determine that there is persuasive evidence of an arrangement when we have a commission agreement with a health insurance carrier and a carrier reports to us that it has approved an application submitted through our ecommerce platform. Our services are complete when a carrier has approved an application. Commissions are deemed fixed or determinable and collectibility is reasonably assured when commission amounts have been reported to us by a carrier. We recognize commission override revenue when reported to us by a carrier based on the actual attainment of predetermined target sales levels or other objectives as determined by the carrier.

We recognize commission revenue when our commission is reported to us by a health insurance carrier, net of an allowance for future forfeiture amounts payable to carriers due to policy cancellations. Commissions are reported to us by a cash payment and commission statement. We generally receive these communications simultaneously. In rare instances when we receive the cash payment and commission statement separately and in different accounting periods, we recognize revenue in the period that we receive the earliest communication, provided we receive the second communication corroborating the amount reported in the first communication within ten business days. If the second corroborating communication is not received within ten business days, we recognize revenue in the period the second communication is received. We use the data in the commission statement to identify the members for which we are receiving a commission payment and the amount received for each member, and to estimate our allowance for forfeitures.

Certain commission amounts are subject to forfeiture in circumstances where a member has prepaid his or her premium for a future period of coverage and subsequently cancels his or her policy before the completion of that period. We record an allowance for these forfeitures based on historical cancellation experience using data provided on commission statements. The allowance for forfeitures totaled $190,000, $236,000 and $341,000 at December 31, 2004 and 2005 and June 30, 2006, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets. There were no significant changes in our forfeiture rates during the years ended December 31, 2003, 2004 and 2005 or the six months ended June 30, 2006.

We also evaluate the criteria outlined in Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to record the gross amount of the insurance premiums from our transactions or the net amount earned as commissions. We are not obligated with respect to the insurance coverage sold through our ecommerce platform. As a result, we recognize the net amount of compensation earned as the agent in the transaction.

Deferred Revenue—Deferred revenue primarily consists of amounts that have been reported to us related to transactions where our services are complete, but where we cannot currently estimate the allowance for future forfeitures related to those amounts. Deferred revenue at December 31, 2004 and 2005 and June 30, 2006 was $3,000, $523,000 and $806,000, respectively. Included in deferred revenue at December 31, 2005 and June 30, 2006 was $473,000 and $721,000, respectively, related to a single health insurance carrier that, effective January 2005, changed its basis for calculating and reporting commission amounts from a percentage of the premium it collected to a percentage of the premium it billed. Since this was the first carrier to calculate and report commission amounts on this basis, we did not have sufficient historical forfeiture experience to estimate and record an appropriate allowance for forfeitures as commission amounts were reported to us by the carrier. Accordingly, all commission amounts reported to us by the carrier in 2005 and during the six months ended June 30, 2006 were deferred. We expect to

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

have sufficient experience to estimate an allowance for forfeitures for this carrier in 2006, at which time all amounts previously deferred will be recorded as revenue, net of an allowance for forfeitures.

Cash Equivalents and Short-Term Investments—We consider all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. We have classified our short-term investments as available-for-sale. Short-term investments generally consist of highly liquid securities that we intend to hold for more than three months, but less than one year. These investments are carried at fair value with unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity (deficit) in the accompanying consolidated balance sheets. Realized gains and losses and declines in value that are determined to be other-than-temporary on available-for-sale securities are included in other income, net in the accompanying consolidated statements of operations and are derived using the specific identification method for determining the cost of securities.

Restricted Cash—Restricted cash consists of an amount on deposit as a compensating balance with a financial institution. The amount was returned to us in 2005.

Restricted Investments—Restricted investments consist of certificates of deposit and the interest receivable thereon securing letters of credit, which act as collateral for certain of our operating leases. Letters of credit, which totaled $138,000 at December 31, 2005 and June 30, 2006, expire between October 7, 2006 and April 10, 2007 and automatically renew for one year, unless cancelled by us prior to renewal.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Computer equipment and software	3 to 5 years
Office equipment and furniture	5 years
Leasehold improvements	Lesser of useful life (typically 5 to 7 years) or related lease term

Maintenance and minor replacements are expensed as incurred.

Deferred Initial Public Offering Costs—Deferred initial public offering costs consist of capitalized expenses that are specific incremental costs associated with the planned initial public offering (IPO) of our common stock. Upon successful completion of the IPO, these costs will be offset against the gross proceeds received in the offering.

Other Assets—Other assets consist of security deposits related to capital and operating leases, as well as intangible assets.

Intangible Assets—In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, intangible assets determined to have an indefinite useful life are not amortized, but are tested for impairment, at least annually or more frequently if indicators of impairment arise. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Intangible assets totaling $245,000 at December 31, 2004 and 2005 and June 30, 2006 were deemed to have an indefinite useful life and are included in other assets in the accompanying consolidated balance sheets. No assets were deemed impaired during the three-year period ended December 31, 2005 or the six-month period ended June 30, 2006.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Long-Lived Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate other long-lived assets for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. No assets were deemed impaired during the three-year period ended December 31, 2005 or the six-month period ended June 30, 2006.

Concentration of Credit Risk—Our financial instruments that are exposed to concentrations of credit risk principally consist of cash and cash equivalents and accounts receivable. We deposit our cash and cash equivalents in accounts with major financial institutions and, at times, such investments may be in excess of federally insured limits. We do not require collateral or other security for accounts receivable.

All revenue for all periods presented was generated from customers located solely in the United States.

Revenue under separate agreements with individual unaffiliated carriers in excess of 10% of total revenue was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Carrier A	16%	17%	17%	18%	16%
Carrier B	18%	17%	15%	15%	13%

Fair Value of Financial Instruments—The carrying amounts of our financial instruments, including cash and cash equivalents, investments, accounts receivable, accounts payable and accrued liabilities (including accrued compensation and benefits, accrued marketing expenses and other current liabilities), approximate fair value because of their short maturities. The carrying amounts of our capital leases approximate the fair value of these obligations based upon our best estimates of interest rates that would be available for similar debt obligations at December 31, 2004 and 2005 and June 30, 2006.

Cost of Revenue-Sharing—Cost of revenue-sharing consists primarily of payments related to health insurance policies sold to members who were referred to our website by marketing partners with whom we have revenue-sharing arrangements. In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), costs related to revenue-sharing arrangements are expensed at the time the related revenue is recognized.

Marketing and Advertising—Marketing and advertising expenses consist primarily of member acquisition expenses associated with our direct, marketing partner and online advertising channels, in addition to compensation, benefits and other expenses related to marketing, business development, public relations and carrier relations personnel who support our offerings. We report the cost of advertising as expense in the period in which costs are incurred.

Our direct channel expenses primarily consist of direct mail, television and radio advertising and associated costs. We generally compensate our marketing partners by paying a one-time fee each time a consumer referral from a partner results in a submitted health insurance application on our ecommerce platform, regardless of

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

whether the consumer’s application is approved by the health insurance carrier. We recognize these expenditures in the period when a marketing partner’s referral results in the submission of a health insurance application on our website. Paid keyword search advertising on search engines represents the majority of expenses in our online advertising channel. We incur expenses associated with search engine advertising in the period in which the consumer clicks on the advertisement.

Advertising costs incurred have been classified as follows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Contra-commission revenue	$48	$28	$22	$12	$10
Cost of revenue-sharing	516	383	557	247	468
Marketing and advertising expense	3,947	9,340	12,859	5,652	7,912

Total advertising costs	$4,511	$9,751	$13,438	$5,911	$8,390

Costs associated with revenue sharing of commissions with a health insurance carrier have been offset against commission revenue in the accompanying consolidated statements of operations and comprehensive income (loss), while costs associated with revenue sharing of commissions with partners have been included in cost of revenue.

Customer Care and Enrollment—Customer care and enrollment expenses consist of compensation and related expenses for personnel engaged in pre-sales assistance to applicants who call our customer care center and enrollment personnel who assist applicants during the underwriting process.

Technology and Content—Technology and content expenses consist primarily of compensation and related expenses for personnel associated with developing and enhancing our website technology as well as maintaining our website.

Research and Development—Research and development expenses consist primarily of compensation and related expenses incurred for enhancements to the functionality of our websites. In accordance with EITF Issue No. 00–2, Accounting for Web Site Development Costs, we expense as incurred all website development costs for new features and functionalities since it is not probable that they will result in additional functionality until they are both developed and tested with confirmation that they are more effective than the current set of features and functionalities on our website. Research and development costs, which totaled $3.2 million, $3.3 million, $3.2 million, $1.5 million and $1.8 million for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively, are included in technology and content expense in the accompanying consolidated statements of operations.

Software Developed for Internal Use—In accordance with Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, we capitalize costs of materials, consultants and compensation and related expenses of employees who devote time to the development of internal-use software. As of December 31, 2004 and 2005 and June 30, 2006, the net book value of capitalized internal-use software totaled approximately $211,000, $90,000 and $30,000, respectively. We expense costs incurred for preliminary project assessment, research and development, re-engineering, training and application maintenance activities.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Stock-Based Compensation—Prior to January 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure (SFAS 148). Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option’s vesting period.

We account for equity instruments issued to non-employees in accordance with SFAS 123, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services, and the Financial Accounting Standards Board (FASB) Financial Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation (FIN 44), which is an interpretation of APB 25. All transactions in which equity instruments are issued in consideration for the receipt of goods or services are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

Had compensation cost for all options granted to our employees under our stock-based compensation plans (see Note 7) been determined based on the fair value method prescribed by SFAS 123, our net loss and net loss per share would have been adjusted to the pro forma amounts as follows (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Net loss, as reported	$(3,195)	$(3,327)	$(414)	$(209)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects	33	65	125	103
Deduct: stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(419)	(188)	(190)	(76)

Net loss, pro forma	$(3,581)	$(3,450)	$(479)	$(182)

Net loss per share:
As reported—basic and diluted	$(0.74)	$(0.74)	$(0.09)	$(0.05)
Pro forma—basic and diluted	$(0.82)	$(0.78)	$(0.10)	$(0.05)

For purposes of the above pro forma calculation, the fair value of each option granted during the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 was estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Risk-free interest rate	2.7%	3.1%	4.2%	3.7%
Dividend yield	—	—	—	—
Expected life	4.0 years	4.0 years	4.5 years	4.0 years

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

The following table summarizes the weighted-average fair value of options granted during the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005:

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Weighted-average fair value of options granted:
Exercise price equal to fair value	$0.21	$0.47	$1.39	$0.82
Exercise price less than fair value	$2.20	—	—	—

Adoption of SFAS 123R (unaudited)—Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (SFAS 123R), using the prospective method. Under the prospective method, stock-based compensation expense recognized during the six months ended June 30, 2006 consisted of 1) stock-based compensation related to stock option and restricted stock awards granted prior to January 1, 2006, which were calculated in accordance with APB 25, and 2) stock-based compensation for all stock-based awards granted on or after to January 1, 2006, based on the grant-date fair value estimated in accordance with SFAS 123R. Results for prior periods have not been restated. In anticipation of the adoption of SFAS No. 123R, we did not modify the terms of any previously granted stock options or restricted stock awards.

As a result of adopting SFAS 123R on January 1, 2006, our income before provision for income taxes and net income for the six months ended June 30, 2006 are both $59,000 lower than if we had continued to account for share-based compensation under the recognition and measurement provisions of APB 25. Basic and diluted net income per share for the six months ended June 30, 2006 would not have changed if we had not adopted SFAS 123R.

Net cash proceeds from the exercise of stock options were $378,000 for the six months ended June 30, 2006. No income tax benefit was realized from stock option exercises during the six months ended June 30, 2006. In accordance with SFAS 123R, we present excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

We estimate the fair value of stock options granted using the Black-Scholes-Merton pricing model and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Key assumptions used in the determination of the fair value of stock options granted are as follows:

Expected Term—Our expected term represents the period that our stock-based awards are expected to be outstanding. Due to limited historical experience of similar awards, our expected term was estimated using the simplified method in accordance with the provisions of SAB No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option.

Expected Volatility—Since we did not have a sufficient trading history, the fair value of stock-based payments made subsequent to January 1, 2006 was determined using the Black-Scholes-Merton pricing model with a volatility factor based on the weighted-average of the historical and implied stock volatilities of the most similar public companies for which we have data.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Expected Dividend—The Black-Scholes-Merton pricing model calls for a single expected dividend yield as an input. The dividend yield is determined by dividing the expected per share dividend during the coming year by the grant date stock price. The expected dividend assumption is based on our current expectation about our anticipated dividend policy. Also, because the expected dividend yield should reflect marketplace participants’ expectations, we do not incorporate changes in dividends anticipated by management unless those changes have been communicated to or otherwise are anticipated by marketplace participants.

Risk-Free Interest Rate—We base the risk-free interest rate used in the Black-Scholes-Merton pricing model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of our stock-based awards do not correspond with the terms for which interest rates are quoted, we performed a straight-line interpolation to determine the rate from the available term maturities.

Estimated Forfeitures—When estimating forfeitures, we considered the forfeiture rate for similar public companies in addition to the voluntary termination behavior of our employees. As required by SFAS 123R, we will adjust the estimated forfeiture rate based on actual experience.

The fair value of stock options and restricted stock awards granted to employees for the six months ended June 30, 2006 was estimated using the following weighted-average assumptions:

Six Months Ended June 30, 2006
(unaudited)
Expected term in years	6.08
Expected volatility	65.59%
Expected dividend yield	—
Risk-free interest rate	4.92%
Weighted average fair value	$8.03

As required by SFAS 123R, we are recognizing stock-based compensation expense only for those equity awards expected to vest. For the six months ended June 30, 2006, we recorded stock-based compensation expense totaling $59,000 related to stock options and restricted stock awards accounted for in accordance with SFAS 123R.

At June 30, 2006, total unrecognized stock-based compensation cost related to stock options and restricted stock awards granted to employees under our stock plans and accounted for in accordance with SFAS 123R was approximately $1.2 million, net of estimated forfeitures of approximately $133,000. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.8 years and will be adjusted for subsequent changes in estimated forfeitures.

Pro forma disclosures for the six months ended June 30, 2006 are not presented because stock-based awards were accounted for under SFAS 123R’s fair-value method during this period.

Income Taxes—We account for income taxes using the liability method as required by SFAS No. 109, Accounting for Income Taxes (SFAS 109). Under SFAS 109, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities, using enacted statutory tax rates

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income (Loss)—In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income (loss), including net income (loss), are reported in the consolidated financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources (primarily foreign currency translation gains and losses). Statements of comprehensive income (loss) have been included within the accompanying consolidated statements of operations and comprehensive income (loss).

Net Income (Loss) Per Share—We calculate net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share (SFAS 128). Under SFAS 128, basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and warrants and the conversion of convertible preferred stock and Class A nonvoting common stock, are included in diluted net income per share to the extent such shares are dilutive. Diluted net income (loss) per share was the same as basic net income (loss) per share for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005, since the effect of any potentially dilutive securities was anti-dilutive.

Foreign Currency Translation—The functional currency of our only foreign subsidiary is its local currency. The financial statements of our foreign subsidiary are translated into U.S. Dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation adjustments are reflected in accumulated other comprehensive income in the accompanying consolidated balance sheets, while gains and losses resulting from foreign currency transactions are included in other income, net in the accompanying consolidated statements of operations. We did not recognize any material gains or losses resulting from foreign currency transactions during the years ended December 31, 2003, 2004 and 2005 or the six months ended June 30, 2005 and 2006.

Recent Accounting Pronouncements—In September 2005, the EITF issued EITF 05-06, Determining the Amortization Period for Leasehold Improvements after Lease Inception or Acquired in a Business Combination (EITF 05-06). EITF 05-06 requires that leasehold improvements acquired in a business combination be capitalized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-06 also requires leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of SFAS No. 13, Accounting for Leases) at the date the leasehold improvements are purchased. EITF 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. Early adoption of the consensus is permitted in periods for which financial statements have not been issued. The adoption of EITF 05-06 did not have a material effect on our consolidated financial position or results of operations.

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation (FIN) No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

SFAS 109. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosures. It will be effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of FIN 48 is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period in which it is adopted. The provisions of FIN 48 apply to all tax positions upon its adoption. Only tax positions that meet the recognition threshold criteria at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. We will be required to adopt FIN 48 on January 1, 2007. We are currently evaluating FIN 48, but do not expect it to have a material effect on our consolidated financial statements or results of operations.

Note 2—Unaudited Pro Forma Stockholders’ Equity (Deficit)

Each share of our Series A, B and C convertible preferred stock automatically converts into common stock at the conversion rate then in effect upon the earlier of: (1) the closing of a firmly underwritten public offering of our common stock pursuant to a registration statement on Form S-1 under the Securities and Exchange Act of 1933, as amended, at an offering price of not less than $14.34 per share and with aggregate gross proceeds of at least $30.0 million; or (2) the approval of the holders of two-thirds of the then outstanding shares of Series A, B and C convertible preferred stock, voting together as a single class and on an as-converted basis (Note 6 and 13). In accordance with a resolution adopted by our board of directors on May 3, 2006, each eight shares of Class A nonvoting common stock will automatically convert into one share of common stock upon the closing of a firmly underwritten public offering of our common stock pursuant to a registration statement on Form S-1 under the Securities and Exchange Act of 1933, as amended (Note 7). Unaudited pro forma stockholders’ equity at June 30, 2006 reflected the assumed conversion of convertible preferred stock and Class A nonvoting common stock, based on the shares of convertible preferred stock and Class A nonvoting common stock outstanding at June 30, 2006. This conversion is currently assumed at the time of an initial public offering either as the result of an automatic conversion or a resolution of the board of directors and holders of convertible preferred stock as described above.

Note 3—Cash, Cash Equivalents and Investments

Cash and cash equivalents consisted of the following (in thousands):

	As of December 31,		As of June 30, 2006
	2004	2005
			(unaudited)
Cash and cash equivalents:
Cash	$650	$1,582	$1,220
Money market funds	8,057	7,833	10,473

Total cash and cash equivalents	$8,707	$9,415	$11,693

At December 31, 2004 and 2005 and June 30, 2006, our investment portfolio, apart from certificates of deposit related to our restricted investments (see Note 1), consisted primarily of cash and money market funds, which are highly liquid in nature. Since the duration of these securities is short, the risk of fluctuations in market interest rates and yields is not significant.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

We did not experience any significant realized gains or losses on our investments in the periods presented. Gross unrealized gains and losses at December 31, 2004 and 2005 and June 30, 2006 were not material.

Note 4—Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,		As of June 30, 2006
	2004	2005
			(unaudited)
Computer equipment and software	$4,697	$5,103	$5,335
Office equipment and furniture	401	407	479
Leasehold improvements	178	273	383

	5,276	5,783	6,197
Less accumulated depreciation and amortization	(2,713)	(3,022)	(3,716)

Property and equipment, net	$2,563	$2,761	$2,481

During the years ended December 31, 2004 and 2005, we wrote-off $2.2 million and $823,000, respectively, of fully-depreciated assets, which were no longer in use. Write-offs by category were as follows (in thousands):

	Years Ended December 31,
	2004	2005
Computer equipment and software	$889	$800
Office equipment and furniture	833	23
Leasehold improvements	443	—

	$2,165	$823

Assets under capital leases were included in the consolidated balance sheets as follows (in thousands):

	As of December 31,		As of June 30, 2006
	2004	2005
			(unaudited)
Office equipment and furniture	$79	$28	$28
Less accumulated depreciation	(38)	(9)	(12)

	$41	$19	$16

Note 5—Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	As of December 31,		As of June 30, 2006
	2004	2005
			(unaudited)
Professional fees	$196	$731	$1,080
Other accrued expenses	563	448	809

Other current liabilities	$759	$1,179	$1,889

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Note 6—Convertible Preferred Stock and Other Stock Based Rights

Convertible Preferred Stock—As of December 31, 2005 and June 30, 2006, we had authorized 23,100,000 shares of convertible preferred stock, $0.001 par value per share, issuable in series.

The following table describes information with respect to our convertible preferred stock as of December 31, 2005 and June 30, 2006 (in thousands, except per share data):

	Number of Shares Designated and Authorized	Issuance Dates	Issuance Price Per Share	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	5,200	Apr 1999 – May 1999	$4.686	2,549	$11,947
Series B	4,900	Nov 1999 – Dec 1999	$19.860	2,123	42,160
Series C	13,000	Dec 2000 – Jan 2001	$5.734	5,616	32,201

	23,100			10,288	$86,308

Dividends—The holders of Series A, B and C convertible preferred stock are entitled to receive non-cumulative, annual dividends, when, as and if declared by our board of directors, in the amount of $0.3750, $1.5888 and $0.4588 per share (adjusted for stock splits, stock dividends, combinations and recapitalizations), respectively, or, if greater (as determined on a per annum and as converted basis), an amount equal to that paid on any other outstanding shares, subject to antidilution adjustments, plus all previously declared but unpaid dividends, out of funds legally available prior and in preference to any declaration or payment of any dividend (other than stock dividends) on any other series or class of our capital stock. No dividends were declared on any series or class of our capital stock through June 30, 2006.

Conversion—Convertible preferred stock is convertible into common stock at any time at the option of the stockholder. As of December 31, 2005 and June 30, 2006, each share of Series A and C convertible preferred stock was convertible into one share of common stock and each share of Series B convertible preferred stock was convertible into 1.3145 shares of common stock. The conversion ratios are adjustable under certain circumstances including stock splits, stock dividends and recapitalizations, and as described in “Antidilution” below. Each share of Series A, B and C convertible preferred stock automatically converts into common stock at the conversion rate then in effect upon the earlier of: (1) the closing of a firmly underwritten public offering of our common stock pursuant to a registration statement on Form S-1 under the Securities and Exchange Act of 1933, as amended, at an offering price of not less than $14.34 per share and with aggregate gross proceeds of at least $30.0 million; or (2) the approval of the holders of two-thirds of the then outstanding shares of Series A, B and C convertible preferred stock, voting together as a single class and on an as-converted basis. Also see Note 13.

Antidilution—The Series A, B and C convertible preferred stock contain an antidilution feature that, subject to certain exceptions, requires an adjustment to the conversion ratio in the event of a subsequent issuance of securities by us at a price below the conversion price for such series in effect immediately prior to each such issuance. In connection with the issuance of the Series C convertible preferred stock during 2000 and 2001, this antidilution feature was triggered with regard to the Series B convertible preferred stock, resulting in an additional 667,633 shares of common stock being reserved by us for potential future issuance to holders of the Series B convertible preferred stock upon the conversion thereof into our common stock. Such shares will be

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

issued if the Series B convertible preferred stockholders convert their shares into common stock. This adjustment is reflected in the conversion rate for Series B convertible preferred stock discussed in the previous paragraph.

Voting Rights—Each share of Series A, B and C convertible preferred stock entitles the holder thereof to cast the number of votes that such holder would be entitled to cast assuming that such shares were converted into common stock.

Redemption—The Series A, B and C convertible preferred stock are not mandatorily redeemable.

Liquidation—Upon our liquidation, dissolution or winding up, the holders of Series A, B and C convertible preferred stock are entitled to liquidation preferences equal to their original issue price, adjusted for the reverse stock split (see Note 13), plus any declared but unpaid dividends, adjusted for stock splits, stock dividends, combinations and recapitalizations. If the assets available for distribution to the convertible preferred stockholders are insufficient to pay such stockholders the full preferential amount, then the available assets are to be distributed ratably to the Series A, B, and C convertible preferred stockholders in proportion to the preferential amounts each such holder is otherwise entitled to receive.

Classification—Our certificate of incorporation provides that a change in control is deemed to be a liquidation event and that any consideration paid in connection with such a transaction be distributed in accordance with the provisions regarding liquidation preferences. As a result, a cash redemption of our convertible preferred stock could be triggered by a change in control, which would be considered to be outside our control. Thus, in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities, all series of our convertible preferred stock are classified outside of permanent equity in the accompanying consolidated balance sheets.

Preferred Stock Warrants—During 2000 and 2001, we entered into a series of marketing agreements with various partners, in which we issued warrants to purchase an aggregate of 167,544 shares of our Series B convertible preferred stock at $19.86 per share and 73,750 shares of our Series C convertible preferred stock at $5.74 per share. The warrants were generally exercisable upon issuance or upon the achievement of certain milestones. During 2003, we issued 5,000 shares of Series C convertible preferred stock in connection with the exercise of a warrant for total proceeds of approximately $29,000. All other warrants expired unexercised prior to December 31, 2005.

During the period the warrants were outstanding, we periodically evaluated the probability that the partners would meet the various milestones, if applicable. Once a determination was made that it was probable that a milestone would be met, we valued the portion of the warrant that became exercisable and recognized the corresponding amount as expense over the remaining term of the warrant. The deemed fair value of these warrants was estimated using the Black-Scholes-Merton pricing model. As no milestones were achieved during the years ended December 31, 2003, 2004 and 2005, no warrants were valued during those periods.

For the years ended December 31, 2003, 2004 and 2005, we recorded marketing and advertising expense totaling approximately $42,000, $15,000 and $13,000, respectively, relating to the preferred stock warrants. No ongoing expense will be recognized related to these warrants subsequent to December 31, 2005.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Note 7—Stockholders’ Equity (Deficit)

Common Stock—As of December 31, 2005, we had authorized 40,000,000 shares of common stock, $0.001 par value per share. On January 4, 2006, upon approval of our board of directors and stockholders, an additional 5,000,000 shares of common stock were authorized, bringing the total number of authorized shares of common stock to 45,000,000. Holders of common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, subject to rights and preferences of the holders of Series A, B and C convertible preferred stock. Upon our liquidation, dissolution or winding up, the holders of the common stock and Class A nonvoting common stock are entitled to receive assets of the Company remaining after distribution to the holders of Series A, B and C convertible preferred stock (see Note 6), pro rata based on the number of shares of common stock and Class A nonvoting common stock held by each.

Class A Nonvoting Common Stock—As of December 31, 2005 and June 30, 2006, we had authorized 1,600,000 shares of Class A nonvoting common stock, $0.001 par value per share. Each share of Class A nonvoting common stock has the same rights as our common stock, except each share of Class A nonvoting common stock is nonvoting and, in accordance with a resolution adopted by our board of directors on May 3, 2006, will automatically convert into one-eighth of one share of our common stock upon the closing of a firmly underwritten public offering of our common stock pursuant to a registration statement on Form S-1 under the Securities and Exchange Act of 1933, as amended.

Shares Reserved—Shares of authorized but unissued common stock reserved for future issuance were as follows (in thousands):

	As of December 31, 2005	As of June 30, 2006
		(unaudited)
Convertible preferred stock:
Issued and outstanding (including antidilution provision for Series B convertible preferred stock)	10,956	10,956

Common stock:
Stock options issued and outstanding	5,387	5,323
Stock options available for future grants	312	208

Class A nonvoting common stock:
Issued and outstanding	32	36
Stock awards available for future grants	68	64

	16,755	16,587

Common Stock Warrants—During 2000, we entered into a marketing agreement with a partner in which we issued a warrant to purchase an aggregate of 12,500 shares of our common stock at $2.00 per share. The warrant, which was exercisable upon issuance, expired unexercised during December 2005. We recorded marketing and advertising expense totaling approximately $1,000 during each of the years ended December 31, 2003, 2004 and 2005 relating to this warrant. No ongoing expense will be recognized related to this warrant subsequent to December 31, 2005.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Stock Plans—We currently maintain the 1998 Stock Plan and the 2005 Stock Plan, which are collectively referred to as the “Stock Plans.” Our Stock Plans provide for the granting of restricted common stock awards and options to purchase shares of common stock to employees, non-employee members of our board of directors and consultants. Employees may receive incentive stock options and nonstatutory stock options. Non-employee members of our board of directors and consultants may receive nonstatutory stock options. We issue new shares upon the exercise of a stock option or the grant of restricted common stock.

Options may be granted with exercise prices that are not less than 100% of the fair value of our common stock on the date of grant for incentive stock options and not less than 85% of the fair value of our common stock on the date of grant for nonstatutory stock options. Options are generally granted for a term of up to ten years and generally vest 25% after the first year of service and ratably each month over the subsequent 36 months. Typically, options may be exercised at any time, with unvested shares issued upon exercise being subject to repurchase rights by us at the exercise price of the stock option. As of December 31, 2005 and June 30, 2006, no shares and 119 shares were subject to repurchase, respectively.

Pursuant to the terms of a May 2003 stock option granted to one of our executive officers, upon a change in control, the officer immediately becomes vested in 50% of the remaining unvested shares subject to the option. If the officer is terminated without cause following the change in control, he becomes vested in any remaining unvested shares subject to the option, provided that he signs a general release of claims. As these vesting acceleration provisions are provided in the original terms of stock option agreements, no additional stock-based compensation was or will be recognized related to these provisions.

Shares of common stock subject to restricted common stock awards under the Stock Plans issued during the years ended December 31, 2001 and 2002 were subject to a forfeiture condition that lapsed ratably each month over a 24-month period, contingent upon the grantee continuing to provide services to us. Shares of common stock subject to restricted common stock awards under the Stock Plans issued during the year ended December 31, 2003 were subject to a forfeiture condition that lapsed 25% after the first year of service and ratably each month over the subsequent 36 months, contingent upon the grantee continuing to provide services to us. No restricted common stock awards under the Stock Plans were issued during the years ended December 31, 2004 and 2005 or the six months ended June 30, 2005 and 2006. As of December 31, 2003, 2004 and 2005 and June 30, 2006, 12,000, 8,000, 4,500 and 3,000, respectively, shares of restricted common stock awarded under the Stock Plans were subject to forfeiture.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

The following table summarizes activity under our Stock Plans (in thousands, except per share data):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2002	1,491	3,030	$1.28
Additional shares authorized	1,000	—	—
Granted—exercise price equal to fair value	(1,990)	1,990	$2.04
Granted—exercise price below fair value	(54)	54	$2.00
Granted—stock awards	(14)	—	—
Exercised	—	(59)	$1.23
Canceled	293	(293)	$1.22
Canceled—stock awards	1	—	—

Balance at December 31, 2003	727	4,722	$1.61
Reduction in number of authorized shares	(100)	—	—
Granted—exercise price equal to fair value	(421)	421	$4.08
Exercised	—	(193)	$1.21
Canceled	242	(242)	$2.07
Canceled—stock awards	1	—	—

Balance at December 31, 2004	449	4,708	$1.82
Additional shares authorized	750	—	—
Granted—exercise price equal to fair value	(1,120)	1,120	$8.15
Exercised	—	(208)	$1.74
Canceled	233	(233)	$3.92

Balance at December 31, 2005	312	5,387	$3.05
Granted—exercise price equal to fair value (unaudited)	(166)	166	$12.53
Exercised (unaudited)	—	(168)	$2.26
Canceled (unaudited)	62	(62)	$5.90

Balance at June 30, 2006 (unaudited)	208	5,323	$3.33

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

The following table summarizes options exercisable and options vested at December 31, 2003, 2004 and 2005 and June 30, 2006 (in thousands):

	As of December 31,			As of June 30, 2006
	2003	2004	2005
				(unaudited)
Options exercisable	4,722	4,708	5,387	5,323
Options vested	2,733	3,345	3,740	3,824

The following tables summarize information about stock options outstanding as of December 31, 2005 and June 30, 2006 (in thousands, except per share data and lives):

As of December 31, 2005

	Outstanding and Exercisable		Vested
Exercise Price	Number of Options	Weighted-Average Remaining Contract Life (in years)	Number of Options Vested	Weighted-Average Exercise Price
$0.50	171	3.67	171	$0.50
$1.00	1,334	5.31	1,327	$1.00
$2.00	2,564	6.55	2,107	$2.00
$4.00	197	7.99	116	$4.00
$5.00	74	8.99	18	$5.00
$6.50	130	9.45	—	$6.50
$8.00	77	9.70	1	$8.00
$8.30	284	9.84	—	$8.30
$8.80	556	9.95	—	$8.80

	5,387	6.88	3,740	$1.65

As of June 30, 2006 (unaudited)

	Outstanding and Exercisable		Vested
Exercise Price	Number of Options	Weighted-Average Remaining Contract Life (in years)	Number of Options Vested	Weighted-Average Exercise Price
$ 0.50	162	3.18	162	$ 0.50
$ 1.00	1,251	4.80	1,251	$ 1.00
$ 2.00	2,540	6.05	2,282	$ 2.00
$ 4.00	129	7.96	69	$ 4.00
$ 5.00	66	8.48	25	$ 5.00
$ 6.50	122	8.95	35	$ 6.50
$ 8.00	75	9.21	—	$ 8.00
$ 8.30	257	9.34	—	$ 8.30
$ 8.80	555	9.46	—	$ 8.80
$ 9.70	19	9.59	—	$ 9.70
$12.90	147	9.84	—	$12.90

	5,323	6.49	3,824	$1.71

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

During the 18-month period ended June 30, 2006, we granted stock options with weighted-average exercise prices and fair values of underlying common stock as follows (in thousands, except per share data):

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value of Common Stock per Share	Weighted- Average Intrinsic Value per Share
March 31, 2005	45	$5.00	$5.00	$—
June 30, 2005	128	$6.50	$6.50	$—
September 30, 2005	107	$7.64	$7.64	$—
December 31, 2005	840	$8.63	$8.63	$—
March 31, 2006 (unaudited)	19	$9.70	$9.70	$—
June 30, 2006 (unaudited)	147	$12.90	$12.90	$—

The intrinsic value per share, if any, is being recognized as compensation expense over the applicable vesting period, which equals the service period. During the last three quarters of 2005 and the first two quarters of 2006, the exercise price of each stock option grant was established by the board of directors using the fair value of our common stock as contemporaneously determined by an unrelated valuation specialist, Financial Strategies Consulting Group LLC. The independent valuation used the probability-weighted expected return method.

Deferred Stock-Based Compensation Expense—In connection with certain stock options granted to employees under the Stock Plans, we recorded deferred stock-based compensation expense representing the difference between the option exercise price, if any, and the deemed fair value of the underlying common stock determined for financial reporting purposes on the grant date (intrinsic value method) as prescribed in APB 25. The deferred stock-based compensation is being recognized as an expense over the vesting period of these options, which is generally four years. We recorded deferred stock-based compensation of $109,000 during the year ended December 31, 2003 associated with stock options granted during 2003, net of reversals for terminated employees. No deferred stock-based compensation was recorded during the years ended December 31, 2004 or 2005 or the six months ended June 30, 2005 and 2006. Net amortization of deferred stock-based compensation totaled approximately $10,000, $25,000, $30,000, $14,000 and $13,000 for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively.

The remaining unamortized deferred stock-based compensation totaled approximately $62,000 and $43,000 as of December 31, 2005 and June 30, 2006, respectively. The expected future amortization expense for this balance, assuming no change in the stock option accounting rules and assuming all employees remain employed for their remaining vesting periods, is as follows (in thousands):

(unaudited)
2006	$19
2007	24

$43

During the years ended December 31, 2003, 2004 and 2005, we recorded stock-based compensation expense totaling $23,000, $25,000 and $83,000, respectively, in connection with modifications made to the terms of common stock options granted to three employees. No stock-based compensation expense was recorded related

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

to these options during the six months ended June 30, 2005 and 2006. No ongoing stock-based compensation expense will be recognized related to these options subsequent to December 31, 2005.

Stock Awards and Stock Options Granted to Non-Employees—We account for equity instruments issued to non-employees in accordance with SFAS 123, EITF Issue No. 96-18, and FIN 44. The compensation cost of these arrangements is determined using the fair value method and is subject to remeasurement over the vesting terms as equity instruments are being earned. The weighted-average assumptions for the Black-Scholes-Merton pricing model used in determining the fair value of stock options granted to non-employees were as follows:

	Years Ended December 31,
	2003	2004	2005
Risk-free interest rate	2.7%	3.1%	4.2%
Dividend yield	—	—	—
Volatility factor	60%	60%	60%
Weighted-average contractual life	0.2 to 6 years	2 years	10 years

During the years ended December 31, 2003, 2004 and 2005, we issued the following stock options to non-employees under the Stock Plans:

	Years Ended December 31,
	2003	2004	2005
Stock options granted	5,250	13,125	500
Weighted-average exercise price	$2.00	$4.00	$8.00

No stock options were issued to non-employees under the Stock Plans during the six months ended June 30, 2006. The following table summarizes the weighted-average fair value of options granted to consultants during the years ended December 31, 2003, 2004 and 2005:

	Years Ended December 31,
	2003	2004	2005
Weighted-average fair value of options granted	$0.97	$1.40	$5.80

We recorded stock-based compensation expense of $8,000, $18,000 and $3,000 during the years ended December 31, 2003, 2004 and 2005, respectively, related to the stock options granted to non-employees. The amount recorded for the year ended December 31, 2005 related to services performed by a consultant in connection with our initial public offering; therefore, the amount was capitalized in deferred initial public offering costs in the accompanying consolidated balance sheets. No ongoing stock-based compensation expense will be recognized related to these options subsequent to December 31, 2005.

On January 1, 2004, our wholly-owned subsidiary in China began hiring a number of individuals who were previously providing consulting services to the Company. During the years ended December 31, 2001, 2002 and 2003, these individuals were granted (pursuant to the terms of the 1998 Stock Plan) a total of 34,500 restricted common stock awards for the services they provided. During the year ended December 31, 2003, we recorded stock-based compensation expense of $8,000 related to these restricted stock awards, determined based on the fair value of our common stock at remeasurement dates. Upon the change in status of these individuals, on January 1, 2004, we recorded $45,000 of deferred stock-based compensation related to these restricted stock

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

awards determined based on the intrinsic value of these awards as of January 1, 2004 and the number of restricted awards for which the forfeiture provision had not lapsed as of January 1, 2004. This amount is being amortized using the straight-line method over the remaining vesting term of these awards. We recorded stock- based compensation expense of $15,000, $12,000, $6,000 and $6,000 during the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively, related to these awards.

2004 Stock Plan for eHealth China—During November 2004, our board of directors adopted the 2004 Stock Plan for eHealth China, Inc. (eHealth China Plan), which provides for the grant of Class A nonvoting common stock awards and options to purchase shares of Class A nonvoting common stock to employees, non-employee members of our board of directors and consultants. Employees may receive incentive stock options and nonstatutory stock options. Non-employee members of our board of directors and consultants may receive nonstatutory stock options.

Options may be granted with exercise prices that are not less than 100% of the fair value of our common stock on the date of grant for incentive stock options and not less than 85% of the fair value of our common stock on the date of grant for nonstatutory stock options. Options may be granted for a term of up to ten years and vest 25% after the first year of service and ratably each month over the subsequent 36 months. Options may be exercised at any time, with unvested shares issued upon exercise being subject to repurchase rights by us. As of June 30, 2006, no options had been granted under the eHealth China Plan.

Class A nonvoting common stock awarded under the eHealth China Plan is subject to a forfeiture condition, which lapses 25% after the first year of service and ratably each month over the subsequent 36 months. The forfeiture condition commences on the date of award and is contingent upon the grantee continuing to provide services to us.

The following table summarizes activity under our eHealth China Plan (in thousands):

Shares Available for Grant
Balance at December 31, 2004	—
Initial shares authorized	800
Granted—stock awards	(301)
Cancelled—stock awards	44

Balance at December 31, 2005	543
Granted—stock awards (unaudited)	(50)
Cancelled—stock awards (unaudited)	16

Balance at June 30, 2006 (unaudited)	509

Due to uncertainty of the events that would trigger a conversion of Class A nonvoting common stock into common stock, we account for these awards as variable awards. Under this method, we record no deferred stock-based compensation, but measure and record stock-based compensation expense based on the fair value of the underlying common stock at the end of each reporting period within the vesting periods. During the year ended December 31, 2005 and the six months ended June 30, 2005 and 2006, we recorded $49,000, $19,000 and $74,000, respectively, of stock-based compensation expense related to these awards.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Additional information on stock options awards under the Stock Plans, excluding nonvested shares, is as follows as of June 30, 2006 (in thousands, except per share data and lives):

Stock Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(unaudited)
Outstanding at June 30, 2006	5,323	$3.33	6.49	$50,918

Vested and expected to vest at June 30, 2006	5,214	$3.23	6.47	$50,440

Exercisable at June 30, 2006	3,824	$1.71	5.53	$42,800

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of our common stock for the 5.2 million options that were in-the-money at June 30, 2006. Total intrinsic value of stock options exercised was $1.3 million for the six months ended June 30, 2006.

Total fair value of stock options accounted for under SFAS 123R, which vested during the six months ended June 30, 2006 was zero. The weighted average fair value of stock options granted during the six months ended June 30, 2005 and 2006 was $0.82 and $8.03, respectively.

As of June 30, 2006, there was approximately $1.1 million of total unrecognized compensation cost related to stock options granted under the Stock Plans and accounted for under SFAS 123R. That cost will be recognized over a weighted-average period of 3.8 years.

Restricted stock activity under the Stock Plans and eHealth China Plan (as converted) is as follows for the six months ended June 30, 2006 (in thousands, except per share data):

Nonvested Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
	(unaudited)
Outstanding at December 31, 2005	32	$5.89
Awarded	6	$12.42
Vested	(3)	$4.23
Forfeited	(2)	$6.00

Outstanding at June 30, 2006	33	$7.32

Vested and expected to vest at June 30, 2006	33	$7.32

As of June 30, 2006, there was approximately $67,000 of total unrecognized compensation cost related to nonvested shares-based compensation arrangements granted under the eHealth China Plan and accounted for under SFAS 123R. This cost will be recognized over a weighted-average period of 3.8 years.

Note 8—401(k) Plan

In September 1998, our board of directors adopted a defined contribution retirement plan (401(k) Plan), which qualifies under Section 401(k) of the Internal Revenue Code of 1986. Participation in the 401(k) Plan is available to substantially all employees in the United States. Employees can contribute up to 25% of their salary,

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

up to the federal maximum allowable limit, on a before-tax basis to the 401(k) Plan. Employee contributions are fully vested when contributed. Company contributions to the 401(k) Plan are discretionary. We did not make any matching contributions to the 401(k) Plan through December 31, 2005.

In April 2006, we began matching employee contributions to our 401(k) Plan at 25% of an employee’s contribution each pay period, up to a maximum of 1% of the employee’s salary during such pay period. Our matching contributions vest one-third for each of the first three years of service.

Note 9—Income Taxes

The components of our loss before income taxes were as follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
United States	$(3,195)	$(3,360)	$(417)
Foreign	—	33	24

Total	$(3,195)	$(3,327)	$(393)

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2003	2004	2005
Current:
Federal	$—	$—	$21
State	—	—	—

Total current	—	—	21
Deferred:
Federal	(1,074)	(1,114)	(110)
State	(133)	(208)	(29)

	(1,207)	(1,322)	(139)
Valuation allowance	1,207	1,322	139

Total deferred	—	—	—

Provision for income taxes	$—	$—	$21

The following table provides a reconciliation of the federal statutory income tax rate to our effective tax rate for the years ended December 31, 2003, 2004 and 2005:

	Years Ended December 31,
	2003	2004	2005
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Research and development tax credit carryforwards	(1.3)	(1.6)	(11.5)
Stock-based compensation	0.9	1.4	21.7
Increase in valuation allowance	37.8	39.7	35.4
Other	(3.4)	(5.5)	(6.3)

Effective tax rate	—%	—%	5.3%

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, together with net operating loss and tax credit carryforwards. Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2004	2005
Deferred tax assets:
Federal and state net operating loss carryforwards	$27,815	$27,535
Federal and state research and development tax credit carryforwards	363	409
Other	581	961

	28,759	28,905
Valuation allowance	(28,670)	(28,809)

Net deferred tax assets	89	96

Deferred tax liabilities:
Depreciation and amortization	(89)	(96)

Net deferred tax liabilities	(89)	(96)

Net deferred taxes	$—	$—

The valuation allowance for deferred taxes was increased by approximately $1.2 million, $1.4 million and $139,000 during the years ended December 31, 2003, 2004 and 2005, respectively, due to significant doubt regarding the recoverability of the deferred tax assets. Management’s assessment with respect to the amount of deferred tax assets considered realizable may be revised over the near term based on actual operating results and revised financial statement projections.

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of our domestic net operating loss and tax credits may be subject to limitation due to changes in ownership of more than 50% of the value of our stock. Our net operating losses and tax credit carryforwards were available without annual limitations as of December 31, 2004, based on an analysis performed as of that date. We have not performed an analysis of annual limitations of our domestic net operating loss and tax credit carryforwards subsequent to December 31, 2004.

At December 31, 2005, we had net operating loss and tax credit carryforwards of approximately $73.6 million and $246,000, respectively, for U.S. federal income tax purposes, which begin expiring in 2019. At December 31, 2005, we had net operating loss and tax credit carryforwards of approximately $43.2 million and $247,000, respectively, for state income tax purposes, which begin expiring in 2007.

Income from our China subsidiary is subject to reduced tax rates due to our commitment to invest $1.0 million in its operations within the first eighteen months of its operations, which we met during the year ended December 31, 2005. As a result, all of the foreign tax related to income generated by our subsidiary during the years ended December 31, 2004 and 2005 was rebated to us. In addition, half of the foreign tax related to income generated by our subsidiary during the years ending December 31, 2006, 2007 and 2008 will be rebated to us. The income tax benefits related to this tax status were estimated to be $5,000 and $4,000 for the years ended December 31, 2004 and 2005, respectively.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Note 10—Net Income (Loss) Per Share

Basic net income (loss) per share is calculated using the weighted-average number of shares of common stock and Class A nonvoting common stock outstanding during the period, excluding shares subject to repurchase or forfeiture. Since the Company’s common stock and Class A nonvoting common stock are both participating securities as defined in SFAS 128, diluted net income (loss) per share is presented using the two-class method and gives effect to all dilutive potential common shares outstanding during the period, including convertible preferred stock, common stock options and warrants, preferred stock warrants, and common stock and Class A nonvoting common stock subject to repurchase or forfeiture, unless such common stock equivalent shares are anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Actual:
Basic:
Numerator:
Net income (loss) allocated to common stock	$(3,195)	$(3,327)	$(414)	$(209)	$2,669
Net income (loss) allocated to Class A nonvoting common stock	—	—	—	—	25

	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

Denominator:
Weighted average number of common stock shares	4,331	4,473	4,661	4,596	4,867
Weighted average number of Class A nonvoting common stock shares	—	—	3	—	45
Net income (loss) per share—basic:
Common stock	$(0.74)	$(0.74)	$(0.09)	$(0.05)	$0.55
Class A nonvoting common stock	—	—	$(0.09)	—	$0.55
Diluted:
Numerator:
Net income (loss) allocated to common stock	$(3,195)	$(3,327)	$(414)	$(209)	$2,669
Net income (loss) allocated to Class A nonvoting common stock	—	—	—	—	25

	$(3,195)	$(3,327)	$(414)	$(209)	$2,694

Denominator:
Weighted average number of common stock shares	4,331	4,473	4,661	4,596	4,868
Weighted average number of options outstanding	—	—	—	—	3,254
Weighted average number of assumed issuable shares of common stock upon conversion of convertible preferred stock	—	—	—	—	10,956

Total common stock shares used in per share calculation	4,331	4,473	4,661	4,596	19,078

Weighted average number of Class A nonvoting common stock shares	—	—	3	—	45

Net income (loss) per share—diluted:
Common stock	$(0.74)	$(0.74)	$(0.09)	$(0.05)	$0.14
Class A nonvoting common stock	—	—	$(0.09)	—	$0.14

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Pro forma:
Numerator:
Net income (loss)			$(414)		$2,694
Denominator—basic
Weighted average number of common stock shares			4,661		4,866
Proforma adjustment to reflect assumed weighted effect of conversion of Class A nonvoting common stock			—		6
Proforma adjustment to reflect assumed weighted effect of conversion of convertible preferred stock			10,956		10,956

Total common stock shares used in per share calculation			15,617		15,828

Denominator—diluted
Weighted average number of common stock shares			4,661		4,868
Proforma adjustment to reflect assumed weighted effect of conversion of Class A nonvoting common stock			—		33
Proforma adjustment to reflect assumed weighted effect of conversion of convertible preferred stock			10,956		10,956
Weighted average number of options outstanding			—		3,254

Total common stock shares used in per share calculation			15,617		19,111

Pro forma net income (loss) per share:
Basic			$(0.03)		$0.17
Diluted			$(0.03)		$0.14

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

For each of the years in the three-year period ended December 31, 2005 and six-month periods ended June 30, 2005 and 2006, we had securities outstanding that could potentially dilute basic earnings per share, but the incremental shares from the assumed conversion or exercise of these securities were excluded in the computation of diluted net loss per share as their effect would have been anti-dilutive. The number of weighted-average outstanding securities consisted of the following (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Outstanding options	1,247	2,420	2,877	2,668	64
Outstanding common stock warrants	4	7	8	8	—
Common stock subject to repurchase	10	—	—	—	—
Restricted common stock awards subject to forfeiture	7	11	6	7	—
Assumed issuable shares of common stock upon conversion of Class A nonvoting common stock, subject to forfeiture (on as-if-converted basis)	—	—	23	22	—
Assumed issuable shares of common stock upon conversion of convertible preferred stock	10,952	10,956	10,956	10,956	—

Total	12,220	13,394	13,870	13,661	64

Note 11—Commitments and Contingencies

Leases—In August 2004, we entered into a lease agreement for our headquarters building in Mountain View, California. This facility is leased under a non-cancellable operating lease that expires in 2009, with a renewal option at fair market value for an additional five year period. In December 2004, we moved our customer care center from Folsom, California to Gold River, California and entered into a non-cancellable sixty-five month lease which expires in 2010. We lease additional office and server co-location facilities in the United States and office facilities in China under non-cancellable operating leases that range in terms from one to two years. We also lease equipment under operating and capital leases.

Total rent expense under all operating leases was approximately $1.3 million, $1.3 million, $1.6 million, $0.8 million and $1.0 million for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively.

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Future minimum lease payments under non-cancellable leases with terms in excess of one year at December 31, 2005 were as follows (in thousands):

Year ending December 31,	Capital Leases	Operating Leases
2006	$12	$1,281
2007	18	1,124
2008	—	1,149
2009	—	933
2010	—	265

Total minimum lease payments	30	$4,752

Less amount representing interest	(8)

Present value of net minimum lease payments	22
Current portion	7

	$15

During June 2006, we entered into a non-cancellable office lease for our subsidiary in China. The lease, which commenced in June 2006, is for a term of one year and automatically renews for one-year periods, up to a total term of five years. During June 2006, we also entered into a non-cancellable lease for our server co-location center in San Jose, California. The lease, which commences in August 2006, is for a term of three years. Future minimum lease payments under these non-cancellable operating leases will total approximately $1.5 million.

Service Agreement—In November 2005, we entered into an agreement with a third-party service provider to provide certain information services for our website. As of December 31, 2005, future payment commitments for services provided in connection with the agreement were as follows (in thousands):

Year ending December 31,	Amount
2006	$145
2007	175
2008	210
2009	250

Total	$780

Licensing Agreement—In June 2006, we entered into a three-year software licensing agreement that requires us to make annual licensing payments of $115,000. The initial licensing payment is included in other current liabilities in the accompanying consolidated balance sheets as of June 30, 2006.

Commitments—Commitments for capital expenditures were approximately $1.3 million at June 30, 2006, primarily associated with the purchase of software and hardware supporting our website.

Legal Proceedings—As of December 31, 2005 and June 30, 2006, we had no significant outstanding legal proceedings. We are subject to certain legal proceedings, regulatory inquiries and claims that may arise in the ordinary course of business. In the opinion of management, we do not have a potential liability related to any

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

current legal proceedings, regulatory inquiries and claims that would individually, or in the aggregate, have a material adverse effect on our consolidated financial condition, liquidity or results of operations.

Guarantees and Indemnifications—We have agreed to indemnify our directors and officers for fees, expenses, judgments, fines and settlement amounts incurred in any action or proceeding, including actions or proceedings by or in the right of the Company, to which any of them is, or is threatened to be, made a party by reason of their service as a director or officer of the Company or service provided to another company or enterprise at our request. The term of the director and officer indemnification is perpetual as to events or occurrences that take place while the director or officer is, or was, serving at our request. The maximum potential amount of future payment we could be required to make under these indemnification arrangements is unlimited. We, however, have a director and officer insurance policy that limits our exposure under certain circumstances and that may allow us to recover a portion of future amounts paid. We believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2004 or 2005 or June 30, 2006.

While we have various guarantees included in contracts in the normal course of business, primarily in the form of indemnity obligations under certain circumstances, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others. Accordingly, we have not recorded a liability related to these indemnification provisions.

Note 12—Segment Information

Operating Segments—SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance of the Company. Our chief operating decision maker is considered to be our chief executive officer (CEO). Our CEO reviews our financial information presented on a consolidated basis in a manner substantially similar to the accompanying consolidated financial statements. Therefore, we have concluded that we operate in one segment, and accordingly we have provided only the required enterprise-wide disclosures.

Geographic Information—We generate revenue solely in the United States. Our long-lived assets consist primarily of property and equipment and deferred initial public offering costs, and are attributed to the geographic location in which they are located. Long-lived assets by geographical area were as follows (in thousands):

	As of December 31,		As of June 30, 2006
	2004	2005
			(unaudited)
United States	$2,699	$4,272	$5,627
China	286	289	398

Total	$2,985	$4,561	$6,025

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

Note 13—Subsequent Events

Initial Public Offering—In April 2006, our board of directors authorized the filing of a registration statement with the U.S. Securities and Exchange Commission that would permit us to sell shares of our common stock in connection with a proposed initial public offering.

2006 Equity Incentive Plan—During April 2006, our board of directors adopted the 2006 Equity Incentive Plan (2006 Plan), which provides for the grant of restricted common stock awards, stock units, nonstatutory stock options and stock appreciation rights to employees, non-employee members of our board of directors and consultants and the grant of incentive stock options to employees. The 2006 Plan will become effective upon the completion of the initial public offering, at which time we will not grant any additional awards under our 1998 Stock Plan, our 2005 Stock Plan or our eHealth China Plan.

We have reserved 2,000,000 shares of common stock for issuance under the 2006 Plan. As of January 1 of each year commencing in 2007, the aggregate number of shares of common stock that may be issued under the 2006 Plan will automatically increase by a number equal to the lowest of 4% of the total number of shares of our common stock then outstanding, 1,500,000 shares or a lower number determined by the administrator of the 2006 Plan.

Options cannot be granted under the 2006 Plan with exercise prices of less than 100% of the fair value of our common stock on the date of grant. In addition, we anticipate that stock options granted under the 2006 Plan will generally have a term of up to ten years and generally vest 25% after the first year of service and ratably each month over the subsequent 36 months.

The 2006 Plan provides for the grant of nonstatutory stock options to purchase 25,000 shares of common stock to each non-employee member of our board of directors who becomes a member of our board of directors after the effective date of our initial public offering. In addition, on the date of each regular annual meeting of our stockholders held in 2007 and thereafter, each non-employee member of our board of directors will receive an automatic nonstatutory stock option grant to purchase 6,250 shares of common stock. The exercise price of options granted to non-employee members of our board of directors will be equal to the fair value of the common stock on the date of grant. Such options will vest 25% after the first year of service and ratably each month over the subsequent 36 months and expire 10 years after the date of grant, or earlier if the service relationship is terminated. Additionally, such options will become exercisable in full in the event of a change of control of us before each non-employee director’s service relationship terminates.

New Lease—In September 2006, we entered into a non-cancellable lease for a facility located in Mountain View, California. The lease is expected to commence in November 2006 and is for a three year term. We have an option to extend the lease for an additional two years at a rate equal to 95% of the fair market rental value of the premises. Future minimum lease commitments under this non-cancellable operating lease total approximately $564,000.

Regulatory Inquiry—In September 2006, we received an inquiry from the Office of the Insurance Commissioner of the State of Washington which resulted in an order to cease and desist from certain activities. In addition, the Office of Insurance Commissioner has orally informed us that it currently intends to issue a consent order that may attempt to require us to make certain admissions relating to various facts and pay a fine, and that it may further attempt to require us to develop a plan to comply with the various orders. We are able to

EHEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal years ended December 31, 2003, 2004 and 2005

(Information as of June 30, 2006

and for the six months ended June 30, 2005 and 2006 is unaudited)

challenge the orders of the Office of the Insurance Commissioner described above and are in the process of reviewing and investigating that possibility, as we believe we have meritorious defenses. In the opinion of management, the final decision in this matter is not expected to have a material adverse effect on our consolidated financial condition, liquidity or results of operations. Nevertheless, it is possible that cash flows and results of operations could be materially affected in any particular period by the legal costs of defending ourselves in this matter.

Convertible Preferred Stock—During September 2006, holders of more than two-thirds of the Series A, B and C convertible preferred stock consented to the automatic conversion of each share of Series A, B and C convertible preferred stock into common stock upon the closing of a firmly underwritten public offering of our common stock on or prior to February 28, 2007 pursuant to a registration statement on Form S-1 under the Securities and Exchange Act of 1933, as amended, at an offering price of not less than $8.00.

Reverse Stock Split—We effected a 1-for-2 reverse stock split of our common stock, convertible preferred stock and Class A nonvoting common stock in September 2006. All share and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fee	$9,095
NASD filing fee	9,000
Nasdaq Global Market listing fee	100,000
Printing and engraving expenses	175,000
Legal fees and expenses	1,400,000
Accounting fees and expenses	2,250,000
Transfer agent and registrar fees and expenses	15,000
Miscellaneous	41,905

Total	$4,000,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and executive officers for monetary damages for breach of their fiduciary duty as directors and officers. The registrant’s bylaws provide for the indemnification of officer, directors and third parties acting on its behalf with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant’s certificate of incorporation filed as Exhibit 3.1 hereto and the registrant’s bylaws filed as Exhibit 3.2 hereto.

The registrant has entered into indemnification agreements with its officers and directors, a form of which is filed as Exhibit 10.1 hereto. The indemnification agreements provide the registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant currently maintains a directors’ and officers’ liability insurance policy to insure such persons against certain liabilities.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

Common Stock

From April 2003 through June 2006, the registrant issued an aggregate of 624,680 shares of its common stock for an aggregate purchase price of $1,041,333, and has granted options to purchase an aggregate of 3,728,539 shares of common stock at an aggregate exercise price of $17,028,207.

The foregoing options and shares of common stock were granted to employees, directors and consultants in accordance with the terms of the registrant’s equity compensation plans. Such issuances were made in reliance upon the exemption provided by Rule 701 promulgated under the Securities Act and, in the case of certain options granted to officers, directors and consultants, Section 4(2) of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Class A Nonvoting Common Stock

From April 2003 through June 2006, the registrant has issued an aggregate of 348,050 shares of its Class A nonvoting common stock to employees, consultants, directors and other service providers located in China pursuant to share awards granted under its 2004 Stock Plan for eHealth China. Such issuances were made in reliance upon the exemption provided by Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Preferred Stock

In September 2003, the registrant issued 5,000 shares of Series C preferred stock to an accredited investor upon the exercise of a warrant for an aggregate exercise price of $28,670. The issuance was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipient of such securities represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificate and other instruments issued in such transactions. The sale of these securities was made without general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Exhibit Index
1.1	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to take effect on the closing of the offering

3.1.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Bylaws of the Registrant, to take effect upon the closing of the offering

3.2.1*	Bylaws of the Registrant, as currently in effect

4.1*	Form of the Registrant’s Common Stock Certificate

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

10.1*	Form of Indemnification Agreement, to be entered into between the registrant and its directors and officers

10.2*	1998 Stock Plan of the Registrant

Exhibit No.	Exhibit Index
10.3*	2004 Stock Plan for eHealth China

10.4*	2005 Stock Plan of the Registrant

10.5*	2006 Equity Incentive Plan of the Registrant, to take effect upon completion of the offering

10.6*	Amended and Restated Investors’ Rights Agreement, dated May 23, 2005

10.7#*	Agent Agreement, effective October 1, 2000, among Blue Cross of California, BC Life and Health Insurance Company, Unicare Life and Health Insurance Company and eHealthInsurance Services, Inc., as amended

10.8#*	Internet Marketing Service Agreement, dated November 5, 1999, between Golden Rule Insurance Company and eHealthInsurance Services, Inc., as amended

10.9*	Employment Agreement, dated November 30, 1999, between Gary Lauer and eHealthInsurance Services, Inc.

10.10*	Employment Agreement, dated May 4, 2000, between Stuart Huizinga and eHealthInsurance Services, Inc., as amended on August 22, 2000

10.11*	Supplemental Employment Agreement, dated August 24, 2000, between Sheldon Wang and eHealthInsurance Services, Inc.

10.12*	Supplemental Employment Agreement dated August 7, 2000, between Bruce Telkamp and eHealthInsurance Services, Inc.

10.13*	Letter Agreement, dated November 17, 2005, between Jack L. Oliver III and the Registrant

10.14*	Lease Agreement, dated May 2004, between eHealthInsurance Services, Inc. and Brian Avery, Trustee of the 1983 Avery Investments Trust, as amended

10.15*	Standard Lease Agreement, dated June 10, 2004, between eHealthInsurance Services, Inc. and Gold Pointe E LLC, as amended
10.16*	Office Lease Contract, dated March 31, 2006, among Xiamen Torch Hi-tech Industrial Development Zone Finance Services Center, Xiamen Software Industry Investment & Development Co., Ltd. and eHealth China (Xiamen) Technology Co., Ltd.

21.1*	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1)

23.3*	Consent of Financial Strategies Consulting Group, LLC

24.1*	Power of Attorney

*	Previously filed.

**	To be included by amendment.

#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(b) Consolidated Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a initial bona fide offering thereof.

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California on September 25, 2006.

EHEALTH, INC.

By:	/S/ GARY L. LAUER
Gary L. Lauer
Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ GARY L. LAUER Gary L. Lauer	President, Chief Executive Officer and Director (Principal Executive Officer)	September 25, 2006

/S/ STUART M. HUIZINGA Stuart M. Huizinga	Chief Financial Officer (Principal Financial and Accounting Officer)	September 25, 2006

* Steven M. Cakebread	Director	September 25, 2006

* Michael D. Goldberg	Director	September 25, 2006

* Joseph S. Lacob	Director	September 25, 2006

* Kathleen D. LaPorte	Director	September 25, 2006

* Jack L. Oliver III	Director	September 25, 2006

* Sheryl Sandberg	Director	September 25, 2006

* Christopher J. Schaepe	Director	September 25, 2006

*By:	/S/ GARY L. LAUER
Gary L. Lauer Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit Index
1.1	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to take effect on the closing of the offering
3.1.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Bylaws of the Registrant, to take effect upon the closing of the offering
3.2.1*	Bylaws of the Registrant, as currently in effect
4.1*	Form of the Registrant’s Common Stock Certificate
5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10.1*	Form of Indemnification Agreement, to be entered into between the registrant and its directors and officers
10.2*	1998 Stock Plan of the Registrant
10.3*	2004 Stock Plan for eHealth China
10.4*	2005 Stock Plan of the Registrant
10.5*	2006 Equity Incentive Plan of the Registrant, to take effect upon completion of the offering
10.6*	Amended and Restated Investors’ Rights Agreement, dated May 23, 2005
10.7#*	Agent Agreement, effective October 1, 2000, among Blue Cross of California, BC Life and Health Insurance Company, Unicare Life and Health Insurance Company and eHealthInsurance Services, Inc., as amended
10.8#*	Internet Marketing Service Agreement, dated November 5, 1999, between Golden Rule Insurance Company and eHealthInsurance Services, Inc., as amended
10.9*	Employment Agreement, dated November 30, 1999, between Gary Lauer and eHealthInsurance Services, Inc.
10.10*	Employment Agreement, dated May 4, 2000, between Stuart Huizinga and eHealthInsurance Services, Inc., as amended on August 22, 2000
10.11*	Supplemental Employment Agreement, dated August 24, 2000, between Sheldon Wang and eHealthInsurance Services, Inc.
10.12*	Supplemental Employment Agreement dated August 7, 2000, between Bruce Telkamp and eHealthInsurance Services, Inc.
10.13*	Letter Agreement, dated November 17, 2005, between Jack L. Oliver III and the Registrant
10.14*	Lease Agreement, dated May 2004, between eHealthInsurance Services, Inc. and Brian Avery, Trustee of the 1983 Avery Investments Trust, as amended
10.15*	Standard Lease Agreement, dated June 10, 2004, between eHealthInsurance Services, Inc. and Gold Pointe E LLC, as amended
10.16*	Office Lease Contract, dated March 31, 2006, among Xiamen Torch Hi-tech Industrial Development Zone Finance Services Center, Xiamen Software Industry Investment & Development Co., Ltd. and eHealth China (Xiamen) Technology Co., Ltd.
21.1*	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1)
23.3*	Consent of Financial Strategies Consulting Group, LLC
24.1*	Power of Attorney

*	Previously filed.
**	To be included by amendment
#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.